    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 24, 2000


                                                      Registration No. 333-93661
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM F-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                         ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)
                                 NOT APPLICABLE
                (Translation of Registrant's name into English)

   REPUBLIC OF SINGAPORE                  3674                     NOT APPLICABLE
(State or other jurisdiction
              of
      incorporation or        (Primary Standard Industrial        (I.R.S. Employer
        organization)         Classification Code Number)      Identification Number)

                               5 YISHUN STREET 23
                                SINGAPORE 768442
                                 (65) 755-5885
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                 THE PRESIDENT
            SINGAPORE TECHNOLOGIES ASSEMBLY AND TEST SERVICES, INC.
                             1450 MCCANDLESS DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 941-1500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   Copies to:

      ALAN F. DENENBERG, ESQ.                 CHRISTINA ONG, ESQ.                  TIMOTHY G. MASSAD, ESQ.
      RICHARD J.B. PRICE, ESQ.                 TAN TZE GAY, ESQ.                   CRAVATH, SWAINE & MOORE
        SHEARMAN & STERLING                     ALLEN & GLEDHILL            SUITE 2609, ASIA PACIFIC FINANCE TOWER
           6 BATTERY ROAD                       36 ROBINSON ROAD                        3 GARDEN ROAD
               #25-03                          #18-01 CITY HOUSE                     CENTRAL, HONG KONG,
          SINGAPORE 049909                      SINGAPORE 068877                       (852) 2509-7200
           (65) 230-3800                         (65) 225-1611

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement is declared effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                             ---------------------


                        CALCULATION OF REGISTRATION FEE



---------------------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF                         AMOUNT TO BE   PROPOSED MAXIMUM          PROPOSED MAXIMUM             AMOUNT OF
SECURITIES TO BE REGISTERED                    REGISTERED(2)  GLOBAL OFFERING PRICE            AGGREGATE         REGISTRATION FEE
                                                              PER ORDINARY SHARE(3)   GLOBAL OFFERING PRICE(3)
---------------------------------------------------------------------------------------------------------------------------------
ORDINARY SHARES, PAR VALUE S$0.25 PER SHARE,   195,500,000            $2.00                 $391,000,000           $ 103,224(4)
INCLUDING ORDINARY SHARES REPRESENTED BY
AMERICAN DEPOSITARY SHARES(1)
---------------------------------------------------------------------------------------------------------------------------------



(1) American Depositary Shares evidenced by American Depositary Receipts issuable upon deposit of the Ordinary Shares registered hereby are being registered pursuant to a separate registration statement on Form F-6. Each American Depositary Share will represent ten Ordinary Shares.


(2) Includes (a) 25,500,000 ordinary shares (including ordinary shares represented by American Depositary Shares) that the underwriters have the option to purchase to cover overallotments, if any, and (b) all ordinary shares initially offered and sold outside of the United States that may be resold from time to time in the United States, which ordinary shares are not being registered for the purpose of sales outside the United States. See "Underwriting."


(3) Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(a) promulgated under the Securities Act of 1933, as amended.


(4) Of which $63,756 has previously been paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     We are making a global offering of our ordinary shares, which may be in the form of American Depositary Shares. The global offering will consist of a U.S. offering, an international offering and a Singapore offering. The attached prospectus relates to the U.S. offering only. The international prospectus will be the same as the prospectus for the U.S. offering except that it will have a different front and back cover page. The prospectus for the Singapore offering will be the same as the international prospectus except that it will have a special wrap with information required by Singapore law.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED JANUARY 24, 2000


PROSPECTUS

                          153,000,000 ORDINARY SHARES

             DIRECTLY OR IN THE FORM OF AMERICAN DEPOSITARY SHARES

                                   STATS LOGO
                         ST ASSEMBLY TEST SERVICES LTD

                     S$                  PER ORDINARY SHARE
                          US$                  PER ADS
                               ------------------


     We are offering 153,000,000 ordinary shares, directly or in the form of American Depositary Shares. Each American Depositary Share, or ADS, represents the right to receive ten ordinary shares. The ADSs will be offered in U.S. dollars and the ordinary shares will be offered in Singapore dollars. Of the 153,000,000 ordinary shares that we are offering, 102,000,000 are being offered in the United States and Canada and 51,000,000 are being offered at the same time outside the United States and Canada, in each case, directly or in the form of ADSs. We are also offering 17,000,000 ordinary shares in Singapore through a separate offering.



     This is our initial public offering. We currently expect the initial public offering price to be between US$18.00 and US$20.00 per ADS and S$3.00 and S$3.33 per ordinary share (the equivalent of US$1.80 and US$2.00 per ordinary share based on an exchange rate of S$1.6670 to US$1.00 on December 31, 1999). We have applied to have the ADSs approved for quotation on the Nasdaq National Market under the symbol "STTS" and to have the ordinary shares approved for listing on the Singapore Exchange Securities Trading Limited.

                               ------------------

     INVESTING IN OUR ORDINARY SHARES AND ADSS INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                  PER ORDINARY
                                                      SHARE              PER ADS              TOTAL
                                                -----------------   -----------------   -----------------
Public Offering Price                                S$                 US$                 US$
Underwriting Discount                                S$                 US$                 US$
Proceeds to STATS (before expenses)                  S$                 US$                 US$


     We have granted the U.S., international and Singapore underwriters a 30-day option to purchase from us up to an aggregate of 25,500,000 additional ordinary shares, directly or in the form of ADSs, to cover overallotments, if any.


     The underwriters are offering the ordinary shares and the ADSs subject to various conditions. The underwriters expect to deliver the ordinary shares and
the ADSs to purchasers on or about           , 2000.
                               ------------------
              Sole Global Coordinator, Bookrunner and Lead Manager
                              SALOMON SMITH BARNEY
                               ------------------
CHASE H&Q                                                               SG COWEN
     , 2000

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.
                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Use of Proceeds.............................................   17
Dividend Policy.............................................   18
Exchange Rates..............................................   19
Capitalization..............................................   20
Dilution....................................................   21
Selected Consolidated Financial Data........................   22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   24
Business....................................................   35
Management..................................................   55
Certain Transactions........................................   63
Principal Shareholders......................................   65
Description of Share Capital................................   66
Description of American Depositary Receipts.................   70
Taxation....................................................   78
Shares Eligible for Future Sale.............................   83
Underwriting................................................   85
Legal Matters...............................................   89
Experts.....................................................   89
Where You Can Find More Information.........................   90
Index to Consolidated Financial Statements..................  F-1
Annex A: The Republic of Singapore..........................  A-1
Annex B: The Securities Market of Singapore.................  B-1

    UNTIL          , 2000, ALL DEALERS THAT BUY, SELL OR TRADE THESE SECURITIES,
WHETHER OR NOT PARTICIPATING IN THE GLOBAL OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

    THIS PROSPECTUS HAS NOT BEEN REGISTERED AS A PROSPECTUS, NOR HAS IT BEEN LODGED AS AN INFORMATION MEMORANDUM FOR THE PURPOSES OF SECTION 106D OF THE COMPANIES ACT (CHAPTER 50) OF SINGAPORE, WITH THE REGISTRAR OF COMPANIES IN SINGAPORE. ACCORDINGLY, THIS PROSPECTUS MAY NOT BE CIRCULATED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN SINGAPORE. THE REGISTRAR OF COMPANIES TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS.

    IT IS EXPECTED THAT DELIVERY OF THE ORDINARY SHARES, DIRECTLY OR IN THE FORM OF ADSS, WILL BE MADE AGAINST PAYMENT THEREFOR ON OR ABOUT THE DATE SPECIFIED IN THE LAST PARAGRAPH OF THE COVER PAGE OF THE FINAL PROSPECTUS, WHICH IS THE SIXTH BUSINESS DAY (IN NEW YORK AND SINGAPORE) FOLLOWING THE DATE OF THE FINAL PROSPECTUS (PLEASE NOTE THAT FEBRUARY 7, 2000 IS NOT A BUSINESS DAY IN SINGAPORE DUE TO THE CHINESE NEW YEAR). PURCHASERS OF ORDINARY SHARES, DIRECTLY OR IN THE FORM OF ADSS, SHOULD NOTE THAT TRADING OF THE ORDINARY SHARES, DIRECTLY OR IN THE FORM OF ADSS, ON THE DATE HEREOF MAY BE AFFECTED BY THIS SETTLEMENT CYCLE.

    WHEN WE REFER TO "SINGAPORE DOLLARS" AND "S$" IN THIS PROSPECTUS, WE ARE REFERRING TO SINGAPORE DOLLARS, THE LEGAL CURRENCY OF SINGAPORE. WHEN WE REFER TO "U.S. DOLLARS," "DOLLARS," "$" AND "US$" IN THIS PROSPECTUS, WE ARE REFERRING TO UNITED STATES DOLLARS, THE LEGAL CURRENCY OF THE UNITED STATES. FOR YOUR CONVENIENCE, WE HAVE INCLUDED IN THIS PROSPECTUS TRANSLATIONS OF CERTAIN SINGAPORE DOLLAR AMOUNTS INTO U.S. DOLLARS AMOUNTS AT S$1.70 PER $1.00, EXCEPT AS OTHERWISE NOTED. THESE TRANSLATIONS SHOULD NOT BE CONSTRUED AS A REPRESENTATION THAT THOSE SINGAPORE DOLLAR OR U.S. DOLLAR AMOUNTS COULD HAVE BEEN, OR COULD BE, CONVERTED INTO U.S. DOLLARS OR SINGAPORE DOLLARS, AS THE CASE MAY BE, AT ANY PARTICULAR RATE, THE RATE STATED ABOVE, OR AT ALL.

                      (This page intentionally left blank)

                               PROSPECTUS SUMMARY

     This summary highlights certain information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the discussion of the risks of investing in our ordinary shares or ADSs under "Risk Factors," before deciding to buy our ordinary shares or ADSs. References in this prospectus to "STATS," "our company," "we," "our" and "us" refer to ST Assembly Test Services Ltd, a limited liability company formed in the Republic of Singapore, and its subsidiary.

                                  THE COMPANY

     We are a leading independent provider of a full range of semiconductor test and assembly services, including:

     - testing, including final testing and wafer probe, on a diverse selection of test platforms, as well as additional test related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel;

     - assembly of leaded and laminate packages, as well as additional assembly related services such as package design and leadframe and substrate design;

     - pre-production services, such as package development, supply chain management and test software and related hardware development; and

     - drop shipment services.

     In the nine months ended September 30, 1999, 45.8% of our net revenues were from test services and 54.2% of our net revenues were from assembly services. We provide these test and assembly services to semiconductor companies that do not have their own manufacturing facilities (fabless companies), vertically integrated semiconductor device manufacturers (IDMs), and independent semiconductor wafer foundries (foundries). Many of our customers are leaders in communications semiconductors, including:

Alcatel Microelectronics N.V  Infineon Technologies Asia Pacific Pte   Philips Electronics Asia Pacific Pte
                                Ltd                                      Ltd
Analog Devices, Inc.          Level One Communications, Inc.           PMC-Sierra, Inc.
Broadcom Corporation            (a subsidiary of Intel Corporation     TDK Corporation
Conexant Systems, Inc.        Nortel Networks Corporation              Texas Instruments Incorporated


     In the nine months ended September 30, 1999, approximately 62.1% of our net revenues were from test and assembly services for semiconductors used in communications applications. In addition, Chartered Semiconductor Manufacturing Ltd, our affiliate, has been a significant customer since our inception.



     We have developed particular expertise in testing mixed-signal semiconductors. Mixed-signal testing can be very challenging due to the high level of functional integration incorporated onto these semiconductors. We believe that the mixed-signal semiconductor market is very attractive because these semiconductors are used extensively in fast growing communications applications such as data networking, broadband and mobile communications. In the nine months ended September 30, 1999, approximately 73.5% of our net revenues from test services were derived from testing mixed-signal semiconductors.


     We have been successful in attracting new customers with our test capabilities and then expanding our relationship with such customers to include assembly services tailored to their needs. We have developed a wide array of traditional leadframe, advanced leadframe and laminate, including ball grid array, or BGA, packages and are developing new advanced leaded and laminate packages including a variety of advanced BGA and flip-chip packages.


     We provide test and assembly services at our facility in Singapore where we operate 165 testers and 364 wire bonders as of January 10, 2000. Singapore is a politically and economically stable nation with laws that protect our customers' proprietary technology.

     We were incorporated in Singapore on October 31, 1994. We are 90.6% beneficially owned by Singapore Technologies Pte Ltd, or Singapore Technologies, (74.5% following the global offering, assuming the underwriters do not exercise their overallotment option). Singapore Technologies is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore. In addition, we are 6.1% owned by EDB Investments Pte Ltd, or EDBI, (5.0% following the global offering, assuming the underwriters do not exercise their overallotment option). EDBI is a wholly-owned investment holding arm of the Economic Development Board, a Singapore government agency.


     Our principal executive and registered offices are located at 5 Yishun Street 23, Singapore 768442. Our telephone number is (65) 755-5885. Our internet address is www.stats.com.sg. INFORMATION CONTAINED ON OUR WEB SITE DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS.


                              RECENT DEVELOPMENTS



     The following is based on preliminary unaudited data and is subject to change:



     The Company's net revenues for the three months ended December 31, 1999 are expected to be $65.1 million, an 87.6% increase over the $34.7 million net revenues reported in the corresponding period of 1998 and a 21.2% increase over the $53.7 million recorded in the September 30, 1999 quarter. Gross profit is expected to be $25.8 million, or 39.6% of net revenues, in the fourth quarter versus a gross profit of $8.5 million reported in the corresponding period of 1998 and a gross profit of $19.0 million in the September 30, 1999 quarter. However, the Company expects an operating loss for the December 31, 1999 quarter of $2.5 million, or (3.8)% of net revenues, versus operating income of $2.6 million in the corresponding period of 1998 and operating income of $2.7 million in the September 30, 1999 quarter. This is due primarily to the charge for stock-based compensation, which was $16.9 million for the three months ended December 31, 1999, versus a charge of $0.2 million for the corresponding period in 1998 and a charge of $6.7 million in the September 30, 1999 quarter. The charge for the December 31, 1999 quarter was comprised mainly of a charge of $15.7 million arising on the termination of the Employees' Share Ownership Scheme, as discussed in Note 25 of the Company's audited financial statements included elsewhere herein. Net loss for the three month period ended December 31, 1999 is expected to be $3.7 million, or (5.7)% of net revenues, versus net income of $0.7 million reported in the corresponding period of 1998 and net income of $1.4 million recorded in the September 30, 1999 quarter. Net income for the 12 months ended December 31, 1999 is expected to be $4.8 million compared to net income of $1.1 million for the year ended December 31, 1998.



                                                      THREE MONTHS ENDED
                                          -------------------------------------------
                                          DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
                                              1998           1999            1999
                                          ------------   -------------   ------------
                                                         (IN MILLIONS)
INCOME STATEMENT DATA:
Net revenues............................     $34.7           $53.7          $65.1
Gross profit............................       8.5            19.0           25.8
Stock-based compensation................       0.2             6.7           16.9
Operating income (loss).................       2.6             2.7           (2.5)
Net income (loss).......................       0.7             1.4           (3.7)



                                                                    AS OF
                                                              DECEMBER 31, 1999
                                                              -----------------
                                                                (IN MILLIONS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................       $ 16.6
Working capital (deficit)...................................        (63.7)
Total assets................................................        352.0
Short-term debt and current installments of long-term
  debt......................................................         67.4
Long-term debt..............................................         46.4
Shareholders' equity........................................        141.2

                              THE GLOBAL OFFERING


THE GLOBAL OFFERING........  The global offering consists of the U.S. offering, the international offering and the Singapore offering, each of which is described below. A total of 170,000,000 ordinary shares, directly or in the form of ADSs, will be offered (plus 25,500,000 ordinary shares subject to the underwriters' overallotment option).



U.S. OFFERING..............  An offering in the United States and Canada of
                             102,000,000 ordinary shares, directly or in the form of ADSs.



INTERNATIONAL OFFERING.....  An offering outside the United States and Canada of
                             51,000,000 ordinary shares, directly or in the form of ADSs, at the same time as the U.S. offering.



SINGAPORE OFFERING.........  A public offering in Singapore of 17,000,000 ordinary shares at the same time as the U.S.
                             offering.


RESERVED SHARES............  Up to 7,500,000 ordinary shares (including ordinary shares represented by ADSs) offered in the global offering are subject to priority allocation to our directors, officers and employees, employees of our business associates, officers and employees of our affiliates and to certain charitable organizations in Singapore.

AMERICAN DEPOSITARY
  SHARES...................  Each ADS represents ten ordinary shares. The ADSs are evidenced by American Depositary Receipts, or ADRs. Please see "Description of American Depositary Receipts" for a summary of the material features of the ADSs and ADRs.


OFFERING PRICE.............  We currently expect the initial public offering price to be between US$18.00 and US$20.00 per ADS and S$3.00 and S$3.33 per ordinary share.



OVERALLOTMENT OPTION.......  We have granted the underwriters a 30-day option to purchase up to a total of 25,500,000 ordinary shares (including ordinary shares represented by ADSs) in the global offering, solely to cover overallotments, if any. Unless we indicate otherwise, all information in this prospectus assumes the underwriters have not exercised their overallotment option.



SHARES OUTSTANDING AFTER
  THE GLOBAL OFFERING......  955,427,695 ordinary shares (including ordinary shares represented by ADSs) will be outstanding after the global offering. If the underwriters exercise their overallotment option in full, 980,927,695 ordinary shares (including ordinary shares represented by ADSs) will be outstanding.


USE OF PROCEEDS FROM THE
  GLOBAL OFFERING..........  The net proceeds of the global offering will be used to repay our outstanding short-term debt, to fund our capital expenditure requirements and to fund acquisition projects from time to time.

LISTING....................  We have applied to have the ADSs approved for quotation on the Nasdaq National Market under the symbol "STTS" and to have the ordinary shares approved for listing on the Singapore Exchange Securities Trading Limited.

                             SUMMARY FINANCIAL DATA

     You should read the following summary financial data in conjunction with our consolidated financial statements and the related notes, "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The summary historical financial data are derived from our financial statements. Our consolidated financial statements for the fiscal years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, which have been audited by KPMG, independent auditors, are included elsewhere in this prospectus. The summary financial data for the fiscal year ended December 31, 1995 are derived from our audited consolidated financial statements. However, we have not included our audited consolidated financial statements for this period in this prospectus. Our financial statements are reported in U.S. dollars and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The following table does not present financial data for the fiscal year ended December 31, 1994 as we did not commence operations until 1995. The results for the nine months ended September 30, 1999 do not necessarily indicate the results that may be expected for the full year.

                                                                                                  NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                                      ----------------------------------------   -------------------
                                                       1995       1996       1997     1998(1)      1998       1999
                                                      -------   --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER ORDINARY SHARE AND PER ADS DATA)
INCOME STATEMENT DATA:
Net revenues........................................  $ 8,058   $ 32,185   $ 88,373   $113,920   $ 79,233   $135,981
Gross profit (loss).................................      146     (1,876)    20,525     26,854     18,394     42,399
Operating income (loss).............................   (3,327)    (7,938)     4,510      6,216      3,598      9,624
Net income (loss)...................................   (3,343)    (7,555)      (169)     1,124        397      8,486
Net income (loss) per ordinary share(2):
  Basic.............................................  $ (0.15)  $  (0.02)        --         --         --   $   0.01
                                                      =======   ========   ========   ========   ========   ========
  Diluted...........................................  $ (0.15)  $  (0.02)        --         --         --   $   0.01
                                                      =======   ========   ========   ========   ========   ========
Net income (loss) per ADS(2):
  Basic.............................................  $ (1.49)  $  (0.21)  $     --   $   0.02   $   0.01   $   0.11
                                                      =======   ========   ========   ========   ========   ========
  Diluted...........................................  $ (1.49)  $  (0.21)  $     --   $   0.02   $   0.01   $   0.11
                                                      =======   ========   ========   ========   ========   ========
Ordinary shares (in thousands) used in per ordinary
  share calculation(2):
  Basic.............................................   22,500    352,032    368,000    669,671    634,869    769,144
  Diluted...........................................   22,500    352,032    368,000    670,976    635,864    777,085
ADSs (in thousands) used in per ADS calculation(2):
  Basic.............................................    2,250     35,203     36,800     66,967     63,487     76,914
  Diluted...........................................    2,250     35,203     36,800     67,098     63,586     77,708
OTHER DATA:
Depreciation and amortization.......................  $ 2,103   $ 11,895   $ 25,477   $ 42,156   $ 30,659   $ 44,486
Capital expenditures................................   35,235     77,845    126,257     43,062     39,968     64,799


                                                                 AS OF SEPTEMBER 30, 1999
                                                                --------------------------
                                                                 ACTUAL     AS ADJUSTED(3)
                                                                --------    --------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................    $ 16,716       $271,754
Working capital (deficit)...................................     (44,946)       260,092
Total assets................................................     286,281        541,319
Short-term debt and current installments of long-term
  debt......................................................      57,518          7,518
Long-term debt..............................................      45,107         45,107
Shareholders' equity........................................     125,099        430,137


---------------
(1) Effective July 1, 1998, we changed our functional currency from the Singapore dollar to the U.S. dollar. Please see Note 2(d) to our consolidated financial statements.
(2) The data set forth does not give effect to ADSs or ordinary shares issued in the global offering.

(3) The as adjusted data set forth is adjusted to give effect to the issuance of 170,000,000 ordinary shares in the global offering (including ordinary shares represented by ADSs), and the application of the net proceeds from such offering at an assumed initial public offering price of S$3.17 per ordinary share and $19.00 per ADS.

                                  RISK FACTORS

     An investment in our ordinary shares or ADSs involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our ordinary shares or ADSs. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer. In any such case, the market price of our ordinary shares or ADSs could decline, and you may lose all or part of the money you paid to buy our ordinary shares or ADSs.

OUR RESULTS FLUCTUATE FROM QUARTER TO QUARTER.

     Our operating results have fluctuated and may continue to fluctuate substantially from quarter to quarter due to a wide variety of factors, including:

     - general economic conditions in the semiconductor industry;

     - a shift by IDMs between internal and outsourced test and assembly services;

     - general economic conditions in the markets addressed by end-users of semiconductors;

     - the seasonality of the semiconductor industry;

     - the short-term nature of our customers' commitments;

     - the rescheduling or cancellation of large orders;

     - the timing and volume of orders relative to our capacity;

     - changes in capacity utilization;

     - the rapid erosion of the selling prices of packages;

     - changes in our product mix;

     - the timing of expenditures in anticipation of future orders;

     - possible disruptions caused by the installation of new equipment;

     - the inability to obtain adequate equipment on a timely basis; and

     - any exposure to currency and interest rate fluctuations that may not be adequately covered under our hedging policy.

     As a result of all of these factors, we believe that period-to-period comparisons of our operating results are not meaningful, and you should not rely on such comparisons to predict our future performance. Unfavorable changes in any of the above factors may adversely affect our business, financial condition and results of operations. In addition, such unfavorable changes could cause volatility in the price of our ordinary shares and ADSs.

     For example, during the second quarter of 1998, the average selling prices of many of our test and assembly services decreased because of an excess of worldwide capacity relative to demand which resulted in intense competition among independent test and assembly service providers. We expect intense competitive conditions to continue. If we cannot offset declines in selling prices by reducing our costs of delivering those services, increasing the number of units tested or assembled, or shifting our focus to higher margin test and assembly services, our business, financial condition and results of operations could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of
Operations -- Quarterly Results."

DOWNTURNS IN THE SEMICONDUCTOR INDUSTRY WILL ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our profits are affected significantly by conditions in the semiconductor industry. The market for semiconductors is categorized by:

     - rapid technological change;

     - evolving industry standards;

     - intense competition; and

     - fluctuations in end-user demand.

     In addition, the semiconductor industry is cyclical and, at various times, has experienced significant downturns because of production overcapacity and reduced unit demand. Any future downturn in the semiconductor industry is likely to adversely affect our business, financial condition and results of operations. Our financial results for the second and third quarters of 1998 were adversely affected by such a downturn.

DECISIONS BY OUR IDM CUSTOMERS TO CURTAIL OUTSOURCING MAY ADVERSELY AFFECT OUR COMPANY.

     Historically, we have been dependent on the trend in outsourcing of test and assembly services by IDMs. Our IDM customers continually evaluate our services against their own in-house test and assembly services. As a result, at any time, IDMs may decide to shift some or all of their outsourced test and assembly services to internally sourced capacity. Any such shift or a slowdown in this trend is likely to adversely affect our business, financial condition and results of operations.

OUR PROFITABILITY IS AFFECTED BY CAPACITY UTILIZATION RATES.

     As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can have a material adverse effect on our profitability. Therefore, our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to maintain high capacity utilization rates. Capacity utilization rates may be affected by a number of factors and circumstances, including:

     - installation of new equipment in anticipation of future business;

     - overall industry conditions;

     - the level of customer orders;

     - operating efficiencies;

     - mechanical failure;

     - disruption of operations due to expansion of operations, introduction of new packages or relocation of equipment;

     - disruption in supply of raw materials; or

     - fire or other natural disasters.

     For example, in 1998, our capacity utilization rates were negatively affected by a decrease in demand for our test and assembly services resulting from a downturn in the overall semiconductor industry. We cannot assure you that our capacity utilization rates will not be materially adversely affected by future declines in the semiconductor industry, declines in industries that purchase semiconductors or other factors. Any inability on our part to maintain or increase capacity utilization rates could have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON A SMALL NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

     We are dependent on a small group of customers for almost all of our net revenues. Our ten largest customers accounted for almost all of our net revenues in 1996, 1997, 1998 and the nine months ended September 30, 1999. In 1998, our four largest customers, Analog Devices, Inc., Broadcom Corporation, Chartered Semiconductor Manufacturing Ltd (our affiliate) and Cirrus Logic, Inc. each represented in excess of 10% of net revenues and in the aggregate represented 63.9% of our net revenues. In the nine months ended September 30, 1999, our four largest customers, Analog Devices, Broadcom, Chartered Semiconductor and Level One Communications, Inc. each represented in excess of 9% of our net revenues and in the aggregate represented 65.8% of our net revenues. Chartered Semiconductor accounted for 20.9% and 16.2% of our net revenues in 1998 and the nine months ended September 30, 1999, respectively. Also, in 1996, 1997, 1998 and the nine months ended September 30, 1999, 44.8%, 67.8%, 64.1% and 69.5% of our net revenues came from customers based in the United States. We anticipate that for the forseeable future our ten largest customers will continue to account for most of our net revenues and that we will continue to be significantly dependent on net revenues from customers based in the United States. Our ability to retain these customers, as well as other customers, and to add new customers is important to the ongoing success of our company. The loss of one or more of our key customers, or reduced orders from any of our key customers, could have a material adverse effect on our business, financial condition and results of operations. See "Business -- Customers."

A DECREASE IN DEMAND FOR COMMUNICATIONS EQUIPMENT AND PERSONAL COMPUTERS MAY SIGNIFICANTLY DECREASE THE DEMAND FOR OUR SERVICES.

     A significant percentage of our net revenues is derived from customers who use our test or assembly services for semiconductors used in communications equipment and personal computers. Any significant decrease in the demand for communications equipment or personal computers may decrease the demand for our services and could seriously harm our company. In addition, the declining average selling price of communications equipment and personal computers places significant pressure on the prices of the components that are used in this equipment. If the average selling prices of communications equipment and personal computers continue to decrease, the pricing pressure on services provided by us may reduce our net revenues and therefore significantly reduce our gross profit margin.

OUR CUSTOMERS ARE NOT CONTRACTUALLY OBLIGATED TO BUY OUR SERVICES OR PRODUCTS. WE DO NOT HAVE ANY SIGNIFICANT BACKLOG.

     None of our customers is obligated, pursuant to any contractual commitment or otherwise, to purchase any minimum amount of our test or assembly services or to provide us with binding forecasts for any period. As a result, we have no significant backlog. The lack of significant backlog makes it difficult for us to forecast our net revenues for any future period. We expect that in the future, net revenues in any quarter will continue to be substantially dependent on orders placed within that quarter. Moreover, all of our customers operate in the cyclical semiconductor industry and have varied and may continue to vary order levels significantly from period to period. However, our customers are generally not responsible for any unused raw materials that result from a forecast exceeding actual orders. Accordingly, we cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as they had in prior periods.

WE MAY BE UNABLE TO OBTAIN TESTING OR ASSEMBLY EQUIPMENT WHEN WE REQUIRE IT.

     The semiconductor test and assembly business is capital intensive and requires investment in expensive capital equipment manufactured by a limited number of suppliers, which are located principally in the United States, Europe and Japan. The market for capital equipment used in semiconductor testing is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans are highly dependent upon our ability to obtain a significant amount of such capital equipment from a limited number of suppliers. If we are unable to obtain certain equipment, including testers and wire bonders, in a timely manner, we may be unable to fulfill our customers' orders which would negatively impact our business, financial condition and results of operations.

     Generally, we have no binding supply agreements with any of our suppliers and we acquire our equipment on a purchase order basis, which exposes us to substantial risks. For example, increased levels of demand for the type of capital equipment required in our business may cause an increase in the price of such equipment and may lengthen delivery cycles, which could have a material adverse effect on our business, financial condition and results of operations. In addition, adverse fluctuations in foreign currency exchange rates, particularly the Japanese yen, could result in increased prices for certain equipment purchased by us, which could have a material adverse effect on our business, financial condition and results of operations. See
"Business -- Facilities and Equipment -- Equipment."

OUR PROFITABILITY IS AFFECTED BY AVERAGE SELLING PRICES WHICH TEND TO DECLINE.

     Decreases in the average selling prices of our test and assembly services can have a material adverse effect on our profitability. The average selling prices of test and assembly services have declined historically, with assembly services in particular experiencing severe pricing pressure. This pricing pressure for test and assembly services is likely to continue. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency, increasing unit volumes tested or assembled, or by shifting to higher margin test and assembly services. If we are unable to do so, our business, financial condition and results of operations could be materially and adversely affected.

THE TESTING PROCESS IS COMPLEX AND THEREFORE MORE PRONE TO "BUGS" AND OPERATOR ERROR.

     Semiconductor testing is a complex process involving sophisticated testing equipment and computer software. We develop computer software which is used to test our customers' semiconductors. We also develop conversion software programs which enable us to test semiconductors on different types of testers. Similar to most software programs, these software programs are complex and may contain programming errors or "bugs." In addition, the testing process is subject to operator error by our employees who operate our testing equipment and related software. Any significant defect in our testing or conversion software, malfunction in our testing equipment or operator error could reduce our production yields, damage our customer relationships and materially harm our business.

WE MAY NOT BE ABLE TO DEVELOP OR ACCESS LEADING TECHNOLOGY WHICH MAY AFFECT OUR ABILITY TO COMPETE EFFECTIVELY.

     The semiconductor test and assembly market is characterized by rapid technological change. We must be able to offer our customers test and assembly services based upon the most advanced technology. This requirement could result in significant capital expenditures in the future. Advances in technology typically lead to rapid and significant price declines and decreased margins for older package types and may also affect demand for test services. Technology advances could also cause our test or assembly capabilities to be less competitive with new technologies and, in certain cases, to be obsolete.

     If we fail to develop advanced test and assembly services or to access those developed by others in a timely manner, we could lose existing customers or miss potential customers demanding these advanced services. Also, we would miss the opportunity to benefit from the higher average selling prices which are derived from newer and emerging test and assembly services. In addition, the choice of test equipment is important to us because obtaining the wrong test equipment or failing to understand market requirements will make us less competitive and will lower our asset utilization. In order to remain competitive, we must be able to upgrade or migrate our test equipment to respond to changing technological requirements.

THE ASSEMBLY PROCESS IS COMPLEX AND OUR PRODUCTION YIELDS MAY SUFFER FROM DEFECTIVE PACKAGES AND THE INTRODUCTION OF NEW PACKAGES.

     The assembly process is complex and involves a number of precise steps. Defective packages primarily result from:

     - contaminants in the manufacturing environment;

     - human error;

     - equipment malfunction;

     - defective raw materials; or

     - defective plating services.

     These and other factors have, from time to time, contributed to lower production yields. They may do so in the future, particularly as we expand our capacity or change our processing steps. In addition, to be competitive, we must continue to expand our offering of packages. Our production yields on new packages typically are significantly lower than our production yields on our more established packages.

     Our failure to maintain high standards or acceptable production yields, if significant and prolonged, could result in lost customers, increased costs of production, delays, substantial amounts of returned goods and claims by customers relating thereto. Any of these problems could have a material adverse effect on our business, financial condition and results of operations.

WE NEED A CLEAN ROOM ENVIRONMENT FOR OUR OPERATIONS.

     Our testing and assembly operations take place in areas where air purity, temperature and humidity are controlled. If we are unable to control our testing or assembly environment, our test or assembly equipment may become nonfunctional or the semiconductors we test and assemble may be defective. See
"Business -- Quality Control." If we experience prolonged interruption in our operations due to problems in the clean room environment, this could have a material adverse effect on our business, financial condition and results of operations.

WE EXPECT TO INCUR SIGNIFICANT CAPITAL EXPENDITURES IN THE FUTURE AND THEREFORE MAY REQUIRE ADDITIONAL FINANCING IN THE FUTURE.

     To grow our business, we intend to increase our test and assembly capacity. This will require substantial capital expenditures for additional equipment. We will also be required to recruit and train new employees. These expenditures will likely be made in advance of increased sales. We cannot assure you that our net revenues will increase after these expenditures. Our failure to increase our net revenues after these expenditures could have a material adverse effect on our business, financial condition and results of operations.

     In addition, we may need to obtain additional debt or equity financing to fund our capital expenditures. Additional equity financing may result in dilution to the holders of ADSs and ordinary shares. Additional debt financing may be required which, if obtained, may:

     - limit our ability to pay dividends or require us to seek consents for the payment of dividends;

     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to pursue our growth plan;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

     - limit our flexibility in planning for, or reacting to, changes in our business and our industry.

     We cannot assure you that we will be able to obtain the additional financing on terms that are acceptable to us or at all.

WE HAVE LIMITED OPERATING HISTORY UPON WHICH YOU MAY EVALUATE US AND HAVE HAD A HISTORY OF LOSSES.

     We have limited operating history upon which you may evaluate us. We began operations in January 1995. In 1995, our net revenues were derived primarily from wafer probe services performed for Chartered Semiconductor, our affiliate. We experienced net losses in our first three years of operations. Although we have grown rapidly and now provide a full range of test and assembly services to a number of unaffiliated customers, we continue to face substantial risks, expenses and difficulties as described elsewhere in this prospectus. If we are unable to successfully address these risks and uncertainties, our business, financial condition and results of operations could suffer.

WE ARE DEPENDENT ON RAW MATERIAL SUPPLIERS AND DO NOT HAVE ANY LONG-TERM SUPPLY CONTRACTS WITH THEM.

     We obtain the materials we need for our assembly services from outside suppliers. We purchase all of our materials on a purchase order basis. We have no long-term contracts with any of our suppliers. If we cannot obtain sufficient quantities of materials at reasonable prices or if we are not able to pass on higher materials costs to our customers, this could have a material adverse effect on our business, financial condition and results of operations. See "Business -- Facilities and Equipment -- Raw Materials."

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN OUR INDUSTRY.

     The independent semiconductor test and assembly service industry is very competitive and diverse and requires us to be capable of testing increasingly complex semiconductors as well as bringing the most technologically advanced packages to market as quickly as our competitors. The industry is comprised of both large multi-national companies and small niche market competitors. We face substantial competition from a number of competitors that are much larger in size than us. These competitors include Advanced Semiconductor Engineering, Inc. (Taiwan), Amkor Technology, Inc. (Korea and the Philippines), ASE Test Limited (Taiwan and Malaysia), ASAT Ltd. (Hong Kong), ChipPAC Incorporated (Korea), Siliconware Precision Industries Co., Ltd. (Taiwan) and Shinko Electric Industries Co. Ltd. (Japan) and their facilities are primarily located in Asia.

     Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities and has been in operation for some time. Such companies have also established relationships with many of our current or potential customers. Some of our competitors have established testing facilities in North America and may commence independent testing operations in Asia. These activities would compete directly with us.

     We also face competition from the internal capabilities and capacity of many of our current and potential IDM customers. Many IDMs have greater financial and other resources than we do and may rely on internal sources for test and assembly services due to:

     - their desire to realise higher utilization of their existing test and assembly capacity;

     - their unwillingness to disclose proprietary technology;

     - their possession of more advanced testing or assembly technologies; and

     - the guaranteed availability of their own test and assembly capacity.

     We cannot assure you that we will be able to compete successfully in the future against our existing or potential competitors or that our business, financial condition and results of operations will not be adversely affected by increased competition. See "Business -- Competition."

OUR INTELLECTUAL PROPERTY IS IMPORTANT TO OUR ABILITY TO SUCCEED IN OUR BUSINESS BUT MAY BE DIFFICULT TO PROTECT.

     Our ability to compete successfully and achieve future growth in net revenues will depend, in part, on our ability to protect our proprietary technology and the proprietary technology of our customers entrusted to us by our customers during the testing process. We seek to protect proprietary information and know-how through the use of confidentiality and non-disclosure agreements and limited access to and distribution of proprietary information. We also use trade secrets to protect our proprietary information. We currently have one issued patent and we have applied for 15 additional patents in the United States and certain other countries. We cannot assure you that any of our filed applications for patents will be granted, or, if granted, will not be challenged, invalidated or circumvented or will offer us any meaningful protection. Further, we cannot assure you that the Asian countries in which we market our products, such as Taiwan and China, will protect our intellectual property rights to the same extent as the United States. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our assembly services, or that any confidentiality and non-disclosure agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate to protect our proprietary technology. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY RIGHTS DISPUTES.

     Our ability to compete successfully will depend, in part, on our ability to operate without infringing the proprietary rights of others. We have established procedures designed to help prevent us from infringing the patented technology of our competitors or other parties. When we are aware of intellectual property of others that may pertain to or affect our business, we will attempt to either avoid processes protected by existing patents, cross-license, or otherwise obtain certain process or package technologies that we feel are required. However, we have no means of ascertaining what patent applications have been filed in the United States until they are granted. In addition, we may not be aware of the intellectual property rights of others or familiar with the laws governing such rights in certain countries in which our products are or may be sold. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent patent infringement claims. Although there are no pending or threatened intellectual property lawsuits against us, we may face litigation or patent infringement claims in the future. In the event that any valid claim is made against us, we could be required to:

     - stop using certain processes;

     - cease manufacturing, using, importing or selling infringing packages;

     - pay substantial damages;

     - develop non-infringing technologies; or

     - attempt to acquire licenses to use the infringed technology.

     Although we may seek licenses from or enter into agreements with third parties covering the intellectual property that we are allegedly infringing, we cannot guarantee that any such licenses could be obtained on acceptable terms, if at all.

     We may also have to commence lawsuits against companies who infringe our intellectual property rights. Such claims could result in substantial costs and diversion of our resources.

     Should any of the disputes described above occur, our business, financial condition and results of operations could be materially and adversely affected. See "Business -- Intellectual Property."

SINGAPORE TECHNOLOGIES WILL CONTINUE TO CONTROL OUR COMPANY FOLLOWING COMPLETION OF THE GLOBAL OFFERING AND THEREBY MAY DELAY, DETER OR PREVENT ACTS THAT WOULD RESULT IN A CHANGE OF CONTROL.


     Following completion of the global offering, Singapore Technologies Pte Ltd will beneficially own approximately 74.5% of our ordinary shares, or 72.6% if the overallotment option is exercised in full. Singapore Technologies is wholly-owned by Temasek Holdings (Private) Limited, the principal holding company of the Government of Singapore. As a result, Singapore Technologies will be able to exercise direct or indirect control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Matters that typically require shareholder approval include, among other things:

     - the election of directors;

     - our merger or consolidation with any other entity;

     - any sale of all or substantially all of our assets; and

     - the timing and payment of dividends.

     This concentration of ownership may delay, deter or prevent acts that would result in a change of control, which may be against the interests of holders of our ADSs and ordinary shares. See "Management."

WE MAY HAVE CONFLICTS OF INTEREST WITH OUR AFFILIATES.

     In the past, a substantial portion of our financing, as well as our net revenues, have come from our affiliates, and we have paid a management fee to Singapore Technologies for certain services. After the global offering, we will continue to have certain contractual and other business relationships and engage in material transactions with the Government of Singapore, Singapore Technologies, EDBI and Chartered Semiconductor, which is controlled by Singapore Technologies and is one of our key customers. Although any new material related party transaction requires the approval of a majority of our Board of Directors and, following the global offering, separate approval by the Audit Committee will be required, circumstances may arise in which the interests of our affiliates may conflict with the interests of our other shareholders. In addition, both EDBI and Singapore Technologies make investments in various companies. They have invested in the past, and may invest in the future, in entities that compete with us. Currently, Vertex Asia Ltd and Vertex Investment
(II) Ltd, affiliates of Singapore Technologies, have investments in United Test Assembly Center (S) Pte Ltd, a Singapore-based provider of semiconductor assembly and testing services for semiconductor logic/ASIC and memory products. In the context of negotiating commercial arrangements with affiliates, conflicts of interest have arisen in the past and may arise, in this or other contexts, in the future. We cannot assure you that conflicts of interest will be resolved in our favor. See "Certain Transactions."

     Sales to affiliates, principally to Chartered Semiconductor, in 1996, 1997, 1998 and the nine months ended September 30, 1999 were approximately 45.0%, 24.3%, 24.5% and 16.8%, respectively, of our net revenues. We expect the proportion of our net revenues that is dependent on Chartered Semiconductor will decrease as we continue to diversify our customer base, although we expect that Chartered Semiconductor will continue to be an important customer.

WE DEPEND ON CERTAIN KEY EMPLOYEES. LOSS OF CERTAIN OF THEM COULD ADVERSELY AFFECT OUR BUSINESS.

     Our future performance will largely depend on our ability to attract and retain key technical, customer support, sales and management personnel. The loss of certain of such persons could have a material adverse effect on our business, financial condition and results of operations. We do not maintain "key man" life insurance.

WE COULD BE ADVERSELY AFFECTED BY THE YEAR 2000 PROBLEM.

     Many computer systems and software products may not function properly in the year 2000 and beyond due to a once-common programming standard that represents years using two digits. This problem is often referred to as the "year 2000" problem. Although year 2000 problems may become evident on January 1, 2000, additional year 2000 problems may become evident only after that date. We believe that our systems are year 2000 compliant and, to date, our systems have not experienced any year 2000 problems. While we continue to have contingency plans in place for operational problems which may arise as a result of the year 2000 problem, we cannot assure you that the year 2000 problem will not potentially pose significant operational problems or have a material adverse effect on our business, financial condition and results of operations in the future.

     We are not aware of any material year 2000 problems encountered by our suppliers to date but have not yet obtained confirmations from our suppliers that they did not experience year 2000 problems. Accordingly, we cannot determine whether our suppliers have experienced year 2000 problems that may impact their ability to supply us with equipment and services. Further, we cannot determine the state of their year 2000 readiness on a going forward basis. We cannot assure you that our suppliers will be successful in ensuring that their systems have been and will continue to be or will be year 2000 compliant or that their failure to do so will not have an adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

A FIRE OR OTHER CALAMITY AT ONE OF OUR FACILITIES COULD ADVERSELY AFFECT OUR COMPANY.

     We conduct our testing and assembly operations at a limited number of facilities. A fire or other calamity resulting in significant damage at any of these facilities would have a material adverse effect on our business, financial conditions and results of operations. While we maintain insurance policies covering losses, including losses due to fire, which we consider to be adequate, we cannot assure you that it would be sufficient to cover all of our potential losses. Our insurance policies cover our buildings, machinery and equipment.

SINGAPORE LAW CONTAINS PROVISIONS THAT COULD DISCOURAGE A TAKEOVER OF OUR
COMPANY.

     The Companies Act (Chapter 50) of Singapore and the Singapore Code on Take-Overs and Mergers (the "Take-Over Code") contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest (either on his own or together with parties acting in concert with him) in 25% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the Take-Over Code. A takeover offer is also required to be made if a person holding between 25% and 50% (both inclusive) of the voting rights (either on his own or together with parties acting in concert with him) acquires an additional 3% of our voting shares in any 12-month period. Accordingly, any person (i) acquiring an interest either in 25% or more of our voting shares directly or in the form of ADSs, or (ii) holding between 25% and 50% (both inclusive) of our voting shares directly or in the form of ADSs (either on his own or together with parties acting in concert with him) and who acquires an additional 3% of our voting shares directly or in the form of ADSs in any 12-month period, must extend a takeover offer for the remaining voting shares.

     These provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. This may harm you because a transaction of that kind may allow you to sell your shares at a price above the prevailing market price.

OUR ADSS AND ORDINARY SHARES HAVE NEVER BEEN PUBLICLY TRADED. THE PRICES MIGHT BE VOLATILE.

     Prior to the global offering, there has not been a public market for our ordinary shares or the ADSs. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering prices of the ADSs and ordinary shares will be determined by negotiations between representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market. See "Underwriting" for a description of the factors considered in determining the initial public offering prices.

     The trading prices of the ADSs or ordinary shares could be subject to fluctuations in response to quarterly variations in our results of operations, changes in general economic conditions, changes in accounting principles or other developments affecting us, our customers or our competitors, changes in financial estimates by securities analysts, the operating and stock price performance of other companies and other events or factors. The global financial markets have experienced significant price and volume fluctuations and market prices of shares of technology companies have been and continue to be extremely volatile. Volatility in the price of our ADSs and ordinary shares may be caused by factors outside our control and may be unrelated or disproportionate to our operating results.

FUTURE SALES OF SECURITIES BY OUR COMPANY OR EXISTING SHAREHOLDERS MAY ADVERSELY AFFECT THE PRICE OF OUR ADSS AND OUR ORDINARY SHARES.


     There will be 955,427,695 ordinary shares outstanding immediately following the global offering without taking into account the underwriters' overallotment option. The 170,000,000 ordinary shares, including ordinary shares represented by ADSs, sold in the global offering will be freely tradable in the public market unless purchased by our "affiliates," as defined in Rule 144 under the Securities Act. The remaining 785,427,695 ordinary shares are "restricted securities," as defined in Rule 144 under the Securities Act. They may be sold in the public market in the form of ADSs, upon a deposit of such shares with the Depositary, but only if they are registered under the Securities Act or if they qualify for an exemption from the registration requirements of the Securities Act. In addition, we have granted options under our Share Option Plan for a total of 18,713,705 ordinary shares. If these options are exercised and the ordinary shares are fully paid for, the ordinary shares would be freely tradeable either in Singapore or in the form of ADSs on the Nasdaq National Market (if the ordinary shares are deposited with the Depositary). See "Shares Eligible for Future Sale" for a discussion of how many such ordinary shares may be freely tradeable in the next year.



     We and each of our executive officers, directors and the principal shareholders named in this prospectus and certain employees have agreed not to sell or otherwise dispose of or hedge any ordinary shares or ADSs or securities convertible into or exchangeable for ordinary shares or ADSs, without the prior written consent of Salomon Smith Barney Inc., for a period of 180 days from the date of this prospectus, except for shares disposed of as bona fide gifts approved by Salomon Smith Barney, Inc. and except, in the case of such principal shareholders and selected employees who are not directors or executive officers, for any of the 7,500,000 reserved shares acquired by them in the global offering. The foregoing does not prohibit us from issuing any of the 25,500,000 ordinary shares directly or in the form of ADSs subject to the underwriters' overallotment option or granting options pursuant to the Share Option Plan or issuing ordinary shares pursuant to any such option or options outstanding on the date of this prospectus. See "Shares Eligible for Future Sale."


     Sales of substantial numbers of ADSs or ordinary shares in the public market following the global offering could adversely affect the market price of our ADSs and ordinary shares.

OUR EXISTING SHAREHOLDERS WILL BENEFIT FROM THE GLOBAL OFFERING.


     Singapore Technologies and our other existing shareholders will benefit from the global offering as it will create a market into which their ordinary shares may be sold. In addition, although none of our existing shareholders is selling shares in the global offering, assuming an offering price of $1.90 per ordinary share, our current shareholders will have an aggregate unrealized gain of $228.0 million as a result of the global offering.


EXCHANGE RATE FLUCTUATIONS MAY AFFECT THE VALUE OF OUR ADSS OR ORDINARY SHARES.

     Our financial statements are prepared in U.S. dollars. Our net revenues are generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Japanese yen, Singapore dollars and other currencies. Although we hedge a portion of the resulting net foreign currency exchange position through the use of forward contracts, we are still affected by fluctuations in foreign currency exchange rates among the U.S. dollar, the Japanese yen, the Singapore dollar and other currencies. For example, substantially all of our revenues and the majority of our cost of revenues are denominated in U.S. dollars. For the nine month period ended September 30, 1999, if the Singapore dollar had strengthened against the U.S. dollar by 2.0%, our cost of revenues would have increased by 0.7%. Likewise, if the Singapore dollar had weakened against the U.S. dollar by 2.0%, our cost of revenues would have decreased by 0.7%. We are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar. Any significant fluctuation in currency exchange rates may harm our company. In addition, fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar will affect the U.S. dollar value of our ordinary shares and the ADSs, and the value of any cash dividends if paid in U.S. or Singapore dollars.

OUR PUBLIC SHAREHOLDERS MAY HAVE MORE DIFFICULTY PROTECTING THEIR INTERESTS THAN THEY WOULD AS SHAREHOLDERS OF A U.S. CORPORATION.

     Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of our management and the members of our Board of Directors under Singapore law may be different from those applicable to a corporation incorporated in the United States. For example, controlling shareholders of U.S. companies have fiduciary duties to minority shareholders while controlling shareholders in Singapore corporations are not subject to such duties. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our Board of Directors or our controlling shareholders than they would as shareholders of a corporation incorporated in the United States.

YOUR VOTING RIGHTS WITH RESPECT TO THE ADSS ARE LIMITED BY THE TERMS OF THE DEPOSIT AGREEMENT FOR THE ADSS.

     Holders may exercise voting rights with respect to the ordinary shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Singapore law or under our Articles of Association that limit ADS holders' ability to exercise their voting rights through the depositary with respect to the underlying ordinary shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, our Articles of Association require us to notify our shareholders at least 14 days in advance of any annual general meeting unless a special resolution is to be passed at that meeting, in which case at least 21 days notice must be given. Our ordinary shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.

     ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary, which will in turn, as soon as practicable thereafter, mail to holders of ADSs:

     - the notice of such meeting;

     - voting instruction forms; and

     - a statement as to the manner in which instructions may be given by holders.

     To exercise their voting rights, ADS holders must then instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for ADS holders than for holders of ordinary shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

     Except as described in this prospectus, holders will not be able to exercise voting rights attaching to the ADSs. Please see "Description of Share Capital" for additional information relating to our ordinary shares.

YOUR ABILITY TO PARTICIPATE IN ANY RIGHTS OFFERING OF OUR COMPANY IS LIMITED.

     We may, from time to time, distribute rights to our shareholders, including rights to acquire securities under the deposit agreement relating to the ADSs. The Depositary will not offer rights to holders unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act or are registered under provisions of the Securities Act. However, we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Accordingly, holders of our ADSs may be unable to participate in rights offerings by us and may experience dilution of their holdings as a result.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE ANY JUDGMENT OBTAINED IN THE UNITED STATES AGAINST US OR OUR AFFILIATES.

     Our company is a limited liability company incorporated under the laws of the Republic of Singapore. A majority of our directors and executive officers, and some of the experts named in this prospectus, reside outside the United States. In addition, virtually all of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the United States securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce in or out of the United States liabilities based upon United States securities laws. We have been advised by Allen & Gledhill, our Singapore legal counsel, that judgments of U.S. courts based on the civil liability provisions of the federal securities laws of the United States are not enforceable in Singapore courts. Allen & Gledhill has also advised us that there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

THE SINGAPORE SECURITIES MARKET IS RELATIVELY SMALL AND MORE VOLATILE THAN U.S. MARKETS AND MAY CAUSE THE MARKET PRICE OF OUR ADSS AND ORDINARY SHARES TO FLUCTUATE.

     The Singapore Exchange Securities Trading Limited is relatively small and more volatile than stock exchanges in the United States and certain other European countries. As of September 30, 1999, there were 317 Singapore companies listed on the Main Board of the then Stock Exchange of Singapore Limited and the aggregate market capitalization of listed equity securities of these companies was approximately $375.4 billion. For the year ended December 31, 1998, the average daily equity trading value on the Singapore stock exchange (including shares traded on the CLOB International trading system) was approximately $229 million, with an annualized aggregate trading value of approximately $57 billion. The relatively small market capitalization of, and trading volume on, the Singapore stock exchange may cause the market price of securities of Singapore companies, including our ordinary shares, to fluctuate, which may in turn cause the market price of our ADSs to fluctuate. Please see "Annex B -- The Securities Market of Singapore" for additional information regarding the Singapore securities market.

YOU SHOULD NOT UNDULY RELY ON FORWARD-LOOKING STATEMENTS.

     This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipate," "believe," "expect," "future" and "intend," and similar expressions, to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described above and elsewhere in this prospectus.

                                USE OF PROCEEDS


     The net proceeds from the global offering, after deducting underwriting discounts and the estimated offering expenses payable by us, are estimated to be approximately $305.0 million, or $351.2 million if the underwriters exercise their overallotment option in full, assuming an initial public offering price of $19.00 per ADS and S$3.17 per ordinary share.


     We intend to use approximately $60.0 million of the net proceeds of the global offering to repay debt, $50.0 million of which was incurred in 1998 and used to refinance other debt and $10.0 million of which was incurred in December 1999 and used for working capital purposes. As of December 31, 1999, this indebtedness consisted of:

     - $25.0 million from Den Danske Bank in a short-term loan maturing on August 26, 2000 and bearing interest at a rate of 0.6% per annum above the London Inter Bank Offering Rate for U.S. dollars. This rate was 6.0% per annum as of September 30, 1999;

     - $10.0 million from Den Danske Bank in a short-term loan maturing on February 16, 2000 and bearing interest at a rate of 6.85% per annum; and

     - $25.0 million from ST Treasury Services Ltd, a wholly-owned subsidiary of Singapore Technologies, in a demand loan bearing interest at a rate of 5.8% per annum as of September 30, 1999.

     We plan to use the remainder of the net proceeds to fund capital expenditures, including the purchase of test and assembly equipment, working capital and general corporate purposes, which may include acquisitions or investments. The amounts that we actually expend for the purposes of capital expenditures will vary significantly depending on a number of factors, including general economic conditions in the semiconductor industry and the markets addressed by end-users of semiconductors. As a result, we will retain broad discretion in allocating the remainder of the net proceeds of the global offering.

     From time to time we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future business. Some of these acquisitions or investments could be material. However, we have no specific agreements or undertakings with respect to any material acquisition or investment at this time.

     Pending the uses described above, we will invest the net proceeds in short-term investments.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our ordinary shares. We do not currently anticipate paying any cash dividends in 2000.

     We may declare dividends by ordinary resolution of our shareholders at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. Our Board of Directors may, without the approval of our shareholders, also declare an interim dividend. We must pay all dividends out of profits or pursuant to Section 69 of the Companies Act of Singapore. In making its determinations, our Board of Directors will consider, among other things, future earnings, results of operations, capital requirements, our general financial condition, general business conditions and other factors which they may deem relevant. We may pay dividends in Singapore dollars or U.S. dollars. Holders of ADS will receive any distributions in U.S. dollars. See "Description of American Depositary Receipts -- Dividends and Distributions."

                                 EXCHANGE RATES

     Fluctuations in the exchange rate between the Singapore dollar and the U.S. dollar will affect the U.S. dollar equivalent of the Singapore dollar price of the ordinary shares on the Singapore Exchange Securities Trading Limited and, as a result, are expected to affect the market price of the ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Singapore dollars on the ordinary shares represented by ADSs or any other distribution received by the depositary in connection with the payment of dividends on the ordinary shares. Currently, there are no restrictions in Singapore on the conversion of Singapore dollars into U.S. dollars and vice versa.

     The following table sets forth, for the fiscal years indicated, information concerning the exchange rates between Singapore dollars and U.S. dollars based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York. The table illustrates how many Singapore dollars it would take to buy one U.S. dollar. These transactions should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate, the rate stated below, or at all.

                                                                  SINGAPORE DOLLARS PER US$1.00
                                                                        NOON BUYING RATE
                                                              -------------------------------------
                  YEAR ENDED DECEMBER 31,                     AVERAGE(1)   HIGH   LOW    PERIOD END
                  -----------------------                     ----------   ----   ----   ----------
1994........................................................     1.53      1.46   1.61      1.46
1995........................................................     1.42      1.39   1.47      1.42
1996........................................................     1.41      1.40   1.43      1.40
1997........................................................     1.49      1.40   1.71      1.61
1998........................................................     1.67      1.58   1.80      1.65
1999........................................................     1.70      1.65   1.74      1.67

---------------
(1) The average of the daily noon buying rate on the last business day of each month during the year.

     Unless we indicate otherwise, all translations from Singapore dollars to U.S. dollars contained in this prospectus have been based on the noon buying rate in the City of New York on September 30, 1999 for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York which was S$1.70 per $1.00. This was also the average exchange rate between the Singapore dollar and the U.S. dollar for the nine month period ending September 30, 1999.

                                 CAPITALIZATION

     The following table shows our cash and cash equivalents and capitalization as of September 30, 1999:

     - on an actual basis; and


     - as adjusted to give effect to the sale of 170,000,000 ordinary shares (directly or in the form of ADSs) in the global offering and the application of net proceeds, assuming an initial public offering price of $19.00 per ADS and S$3.17 per ordinary share, after deducting underwriting discounts and estimated offering expenses.


     You should read this table in conjunction with:

     - our consolidated financial statements and the related notes included in this prospectus; and

     - the section in this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                              AS OF SEPTEMBER 30, 1999
                                                              ------------------------
                                                                               AS
                                                               ACTUAL     ADJUSTED(2)
                                                              ---------   ------------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $ 16,716      $271,754
                                                              ========      ========
Short-term debt and current installments of long-term
  debt......................................................  $ 57,518      $  7,518 (3)
Long-term debt..............................................    45,107        45,107
Shareholders' equity:
  Ordinary shares, par value S$0.25 per share; 1,200,000,000 shares authorized; 796,145,600 shares issued and
     outstanding, actual(1); 966,145,600 shares issued and
     outstanding, as adjusted(2)............................   131,423       156,423
  Additional paid in capital................................    29,305       309,343
  Unearned compensation.....................................   (19,216)      (19,216)
  Subscriptions receivable..................................    (5,193)       (5,193)
  Accumulated other comprehensive income (loss).............    (9,731)       (9,731)
  Retained deficit..........................................    (1,489)       (1,489)
                                                              --------      --------
     Total shareholders' equity.............................   125,099       430,137
                                                              --------      --------
       Total capitalization.................................  $227,724      $482,762
                                                              ========      ========


---------------
(1) Does not include 1,533,400 ordinary shares issuable upon exercise of options granted under our Share Option Plan as of September 30, 1999. See "Management -- Employee Benefit Plans."
(2) No adjustment has been made for the effect of the termination of the Employees' Share Ownership Scheme subsequent to September 30, 1999. See "Management -- Employee Benefit Plans" and Note 25 to the consolidated financial statements.
(3) We have incurred an additional $10.0 million short-term loan in December 1999. See "Use of Proceeds".

                                      DILUTION

     The net tangible book value of our company as of September 30, 1999 was $125.1 million, or S$0.27 per ordinary share, the equivalent of $1.57 per ADS. Net tangible book value per ordinary share is determined by dividing the net tangible book value (total tangible assets less total liabilities) as of September 30, 1999 by the number of outstanding ordinary shares at that date.


     Based on the issuance by us of 170,000,000 ordinary shares in the global offering (including ordinary shares represented by ADSs), at an initial public offering price of S$3.17 per ordinary share (or $19.00 per ADS), after deducting underwriting discounts and estimated offering expenses paid by us, the net tangible book value of our company as of September 30, 1999 would have been S$0.76 per ordinary share (the equivalent of $4.45 per ADS). This represents an immediate increase in net tangible book value of S$0.49 per ordinary share (the equivalent of $2.88 per ADS) to our existing shareholders and an immediate dilution in net tangible book value of S$2.41 per ordinary share (the equivalent of $14.55 per ADS) to new investors. The following table illustrates this per ordinary share and ADS dilution:



                                                                          PER SHARE             PER ADS
                                                                          ---------             -------
Assumed initial public offering price per ordinary share and
  per ADS...................................................               S$3.17               $19.00
Net tangible book value per ordinary share and per ADS as of
  September 30, 1999........................................   S$0.27                  $1.57
Increase in net tangible book value per ordinary share and
  per ADS attributable to new public investors..............     0.49                   2.88
                                                               ------                  -----
Net tangible book value per ordinary share and per ADS after
  the global offering.......................................                 0.76                 4.45
                                                                           ------               ------
Dilution in net tangible book value per ordinary share and
  per ADS to new public investors...........................               S$2.41               $14.55
                                                                           ======               ======


     The following table summarizes as of September 30, 1999, the total number of ordinary shares purchased from us, the total consideration paid to us and the average price paid per ordinary share by our existing shareholders and by our new public investors in the global offering. For purposes of this table, it is assumed that all new public investors purchase ordinary shares rather than ADSs.


                                                                                           AVERAGE
                                                 ORDINARY SHARES          TOTAL             PRICE
                                                    PURCHASED         CONSIDERATION
                                                 ----------------    ----------------    PER ORDINARY
                                                 NUMBER   PERCENT    AMOUNT   PERCENT       SHARE
                                                 ------   -------    ------   -------    ------------
Existing shareholders..........................  796.1      82.4%    $160.7     33.2%       $0.20
New public investors...........................  170.0      17.6%     323.0     66.8%        1.90
                                                 -----     -----     ------   ------        -----
     Total.....................................  966.1     100.0%    $483.7    100.0%       $0.50
                                                 =====     =====     ======   ======        =====


     Please see "Management" for a description of our share option plans and
Note 20 to the consolidated financial statements.

     The tables above also assume

     - the underwriters have not exercised their overallotment option; and

     - outstanding share options have not been exercised.

     No adjustment has been made in the above tables for the effect of the termination of the Employees' Share Ownership Scheme subsequent to September 30, 1999. See "Management -- Employee Benefit Plans" and Note 25 to the consolidated financial statements.

     To the extent that the overallotment or outstanding share options are exercised there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected consolidated financial data are derived from our consolidated financial statements. Our consolidated financial statements for the fiscal years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, which have been audited by KPMG, independent auditors, are included elsewhere in this prospectus. The selected consolidated financial data for the fiscal year ended December 31, 1995 are derived from our audited consolidated financial statements. However, we have not included our audited consolidated financial statements for this period in this prospectus. The following table does not present financial data for the fiscal year ended December 31, 1994 as we did not commence operations until 1995. The results for the nine months ended September 30, 1999 do not necessarily indicate the results that may be expected for the full year.

     Our consolidated financial statements are prepared in accordance with U.S. GAAP.

                                                                                                  NINE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                                        --------------------------------------   -------------------
                                                         1995      1996      1997     1998(1)      1998       1999
                                                        -------   -------   -------   --------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER ORDINARY SHARE AND PER ADS DATA)
INCOME STATEMENT DATA:
Net revenues..........................................  $ 8,058   $32,185   $88,373   $113,920   $ 79,233   $135,981
Cost of revenues......................................    7,912    34,061    67,848     87,066     60,839     93,582
                                                        -------   -------   -------   --------   --------   --------
Gross profit (loss)...................................      146    (1,876)   20,525     26,854     18,394     42,399
                                                        -------   -------   -------   --------   --------   --------
Operating expenses:
  Selling, general and administrative.................    3,473     6,062    13,858     16,772     11,951     19,194
  Research and development............................       --        --     2,157      3,482      2,666      5,125
  Stock-based compensation............................       --        --        --        384        179      8,456
                                                        -------   -------   -------   --------   --------   --------
    Total operating expenses..........................    3,473     6,062    16,015     20,638     14,796     32,775
                                                        -------   -------   -------   --------   --------   --------
Operating income (loss)...............................   (3,327)   (7,938)    4,510      6,216      3,598      9,624
Other income (expense):
  Interest expense, net...............................       19      (401)   (3,307)    (8,244)    (6,856)    (4,118)
  Foreign currency exchange gain (loss)...............      (35)      604    (1,258)       857      2,805      1,873
  Other non-operating income (expense), net...........       --       180        45      2,685      1,143      1,767
                                                        -------   -------   -------   --------   --------   --------
    Total other income (expense)......................      (16)      383    (4,520)    (4,702)    (2,908)      (478)
                                                        -------   -------   -------   --------   --------   --------
Income (loss) before income taxes.....................   (3,343)   (7,555)      (10)     1,514        690      9,146
Income tax expense....................................       --        --      (159)      (390)      (293)      (660)
                                                        -------   -------   -------   --------   --------   --------
Net income (loss).....................................  $(3,343)  $(7,555)  $  (169)  $  1,124   $    397   $  8,486
                                                        =======   =======   =======   ========   ========   ========
Net income (loss) per ordinary share(2):
  Basic...............................................  $ (0.15)  $ (0.02)       --         --         --   $   0.01
                                                        =======   =======   =======   ========   ========   ========
  Diluted.............................................  $ (0.15)  $ (0.02)       --         --         --   $   0.01
                                                        =======   =======   =======   ========   ========   ========
Net income (loss) per ADS(2):
  Basic...............................................   $(1.49)   $(0.21)  $    --      $0.02      $0.01      $0.11
                                                        =======   =======   =======   ========   ========   ========
  Diluted.............................................   $(1.49)   $(0.21)  $    --      $0.02      $0.01      $0.11
                                                        =======   =======   =======   ========   ========   ========
Ordinary shares (in thousands) used in per ordinary
  share calculation(2):
  Basic...............................................   22,500   352,032   368,000    669,671    634,869    769,144
  Diluted.............................................   22,500   352,032   368,000    670,976    635,864    777,085
ADSs (in thousands) used in per ADS calculation(2):
  Basic...............................................    2,250    35,203    36,800     66,967     63,487     76,914
  Diluted.............................................    2,250    35,203    36,800     67,098     63,586     77,708

---------------
(1) Effective July 1, 1998, we changed our functional currency from the Singapore dollar to the U.S. dollar. See Note 2(d) to our consolidated financial statements.
(2) The data set forth does not give effect to ADSs or ordinary shares issued in the global offering.

                                                       AS OF DECEMBER 31,                   AS OF
                                            -----------------------------------------   SEPTEMBER 30,
                                             1995       1996       1997        1998          1999
                                            -------   --------   ---------   --------   --------------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................  $ 9,008   $  2,422   $   1,051   $ 12,692      $ 16,716
Working capital (deficit).................   (4,709)   (43,726)   (140,474)   (24,606)      (44,946)
Total assets..............................   50,634    114,372     225,477    236,720       286,281
Short-term debt and current installments
  of long-term debt.......................       --     37,071     130,165     50,000        57,518
Long-term debt............................       --         --          --     54,282        45,107
Shareholders' equity......................   28,417     54,714      45,706    108,038       125,099

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.

OVERVIEW

     We derive revenues from test services and assembly of leaded and laminate packages. Net revenue represents the invoiced value of services rendered, excluding goods and services tax, net of returns, trade discounts and allowances. We recognize revenue upon shipment of semiconductors for which we have provided services. Our net revenues from assembly services have grown at a faster rate than our net revenues from testing services and we expect this trend to continue as we provide more turnkey services to our customers. When we provide full turnkey services, we perform both test and assembly services on the same device. For that device, the unit price charged for assembly is generally twice that of the unit price charged for testing. Therefore revenues per unit from assembly services increase in absolute dollars more than for testing services. While test services typically command lower unit prices than assembly services, test services generate higher gross margins than assembly services.

     The semiconductor industry is characterized by price erosion which can impact our revenue and gross margin, unless we improve our capacity utilization and reduce costs. Prices of our products of a given level of technology decline over the product life cycle, commanding a premium in the earlier stages and declining towards the end of the cycle. We have to continue to develop and offer increasingly complex test and assembly services that meet the requirements of our customers.

     From 1996 to 1998, our net revenues grew from $32.2 million to $113.9 million and were $136.0 million for the nine months ended September 30, 1999. From 1996 to 1998, almost all of our net revenues were derived from test services and assembly of leaded packages. We derived revenues from assembly of laminate packages for the first time in October 1998. We provide a full range of test services and have developed substantial expertise in testing mixed-signal and high performance digital semiconductors. We have been successful in attracting new customers with these testing capabilities and then expanding our relationship with such customers to include assembly services tailored to their needs. We intend to continue to expand our test and assembly operations in order to position ourselves to meet increased demand for outsourced test and assembly services.

     Our results of operations are generally affected by the capital-intensive nature of our business. Most of our costs are fixed as our variable costs are limited to the costs of materials, payroll and supplies. Our primary fixed costs are for test and assembly equipment. Testers typically cost between $2.0 million and $3.0 million each, compared with wire bonders which typically cost $100,000 each. Increases or decreases in capacity utilization rates can have a significant effect on gross profit margins since the unit cost of test and assembly services generally decreases as fixed charges, such as depreciation expense for the equipment, are allocated over a larger number of units. Depreciation expense as a percentage of revenues was 35.6%, 27.3%, 34.4% and 25.2% for 1996, 1997, 1998 and the nine months ended September 30, 1999. Our results of operations are also affected by declines over time in the average selling prices for packages. At times in the past, we have been able to offset, at least in part, the effect of such declines on our gross profit margins by successfully developing and marketing new higher margin packages, such as advanced leadframe and laminate packages, and by taking advantage of economies of scale and higher productivity resulting from higher volumes. However, we cannot assure you that we will be successful at offsetting any such declines in the future. See "Risk Factors -- Our results fluctuate from quarter to quarter," and "-- Our profitability is affected by capacity utilization rates."

     Our operating expenses consist principally of selling, general and administrative expenses which include payroll-related expenses for administrative staff, facilities-related expenses, management fees to our parent Singapore Technologies, marketing expenses and provisions for bad debts on accounts receivable. Our operating expenses also include research and development expenditures which have been focused in two areas:

     - the development of new test equipment, software and processes to enhance efficiency and reliability and to shorten test time of semiconductors; and

     - the development of new, advanced packages to meet the customized needs of our existing customers.

     We are a part of the Singapore Technologies Group which provides us with certain direct and indirect benefits. We have benefited from our close working relationship with Chartered Semiconductor, which is also majority-owned by Singapore Technologies and one of our major customers. In addition, from time to time, Singapore Technologies and its affiliates have provided us with debt and equity financing. Also, Singapore Technologies provides us with certain management services, including corporate secretarial, internal audit, training, executive resources and treasury services. We pay Singapore Technologies an annual management fee for these services and will continue to do so after the global offering. Prior to December 1999, this fee was based on certain percentages of capital employed, sales, manpower and payroll. The new service agreement into which we entered in December 1999 is a formula and service based fee arrangement. Certain general and administrative expenses of Singapore Technologies Assembly and Test Services, Inc., our subsidiary, are borne and recharged to us by Chartered Semiconductor Manufacturing Inc., a United States incorporated affiliate of Singapore Technologies. These expenses amounted to $2.2 million and $1.0 million for 1997 and 1998, respectively, and $0.6 million and $1.0 million for the nine months ended September 30, 1998 and September 30, 1999, respectively. We expect this amount will decrease significantly in the future. See "Certain Transactions."

     Prior to December 6, 1999, we had an Employees' Share Ownership Scheme which was accounted for in accordance with variable plan accounting. As a consequence, we recognized stock based compensation expense for options and shares granted to employees under this scheme of $0.4 million and $8.5 million during the year ended December 31, 1998 and the nine months ended September 30, 1999. As of December 6, 1999, we terminated this scheme. We will recognize further stock based compensation expense under this scheme of $16.9 million in the three months ended December 31, 1999. See Note 25 to our consolidated financial statements.

     We have recognized stock-based compensation expense for options granted under the Share Option Plan in accordance with fixed plan accounting. Reported stock-based compensation expense represents the difference between the exercise price of employee share option grants and the deemed fair value of our ordinary shares at the date of the grant, amortized over the vesting period of the applicable options. The fair market value of our ordinary shares was computed based on calculating the fair market value of our total invested capital less interest-bearing debt, assuming the exercise of the outstanding options at each valuation date and adding the expected cash proceeds from the exercise of those options. The fair market value of our total invested capital was estimated using the income approach and the market approach, on a closely-held minority interest basis.

     We have been granted pioneer enterprise status under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 ("Relief from Income Tax Act"), for approved subcontract assembly and testing of integrated circuits, including wafer probe services, in Singapore for a five-year period from January 1, 1996. During the pioneer enterprise status period income from subcontract assembly and testing of integrated circuits, including wafer probe services, is exempt from Singapore income tax, subject to compliance with the conditions stated in the pioneer certificate and the Relief from Income Tax Act. Income from any other sources is taxed at prevailing Singapore corporate tax rates. Our pioneer status is renewable for an additional three years subject to compliance with certain conditions. We expect that we will be in compliance with such renewal conditions at the time of determining renewal eligibility.

     Until June 30, 1998, our functional currency was Singapore dollars. Effective July 1, 1998, we changed our functional currency to U.S. dollars.

     Historically, the Singapore dollar was our functional currency because the Singapore dollar was the currency of the primary economic environment in which our operations were conducted. However, significant changes in economic facts necessitated a change in our functional currency from the Singapore dollar to the U.S. dollar. Our business has changed in that a more significant portion of our net revenues is derived from companies based outside of Singapore, principally in the United States. The interdependencies among us and our parent and other Singapore government controlled entities continue to diminish. There are ongoing changes in sources of financing from Singapore dollars to U.S. dollars. With more of our transactions and cash flows denominated in U.S. dollars, we changed our functional currency effective July 1, 1998 from the Singapore dollar to the U.S. dollar. Please see Note 2(d) to our consolidated financial statements.

     The change in functional currency was recognized through the translation of Singapore dollar amounts of our assets and liabilities at June 30, 1998 to U.S. dollars on July 1, 1998. In the case of our non-monetary assets such as property, plant and equipment, those U.S. dollar amounts became the accounting basis for those assets at July 1, 1998 and for subsequent periods. The $9.7 million cumulative translation adjustment at July 1, 1998 in shareholders' equity prior to the change remains as a separate component of accumulated comprehensive income (loss).

     Assets and liabilities denominated in other currencies are converted into the functional currency at the rates prevailing at the balance sheet date. Income and expenses in other currencies are converted into the functional currency at the rates of exchange at the transaction date.

     We experience foreign currency exchange gains and losses arising from transactions in currencies other than our functional currency. Prior to the change in our functional currency, exchange gains and losses arose from transactions denominated in currencies other than Singapore dollars, principally in U.S. dollars. Following the change in our functional currency, exchange gains and losses arose from transactions denominated in currencies other than U.S. dollars, principally in Singapore dollars.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

                                                                                      NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                                        -------------------------     ------------------
                                                        1996      1997      1998      1998         1999
                                                        -----     -----     -----     -----        -----
Net revenues..........................................  100.0%    100.0%    100.0%    100.0%       100.0%
Cost of revenues......................................  105.8      76.7      76.4      76.8         68.8
                                                        -----     -----     -----     -----        -----
Gross profit (loss)...................................   (5.8)     23.1      23.6      23.2         31.2
                                                        -----     -----     -----     -----        -----
Operating expenses:
  Selling, general and administrative.................   18.8      15.7      14.7      15.1         14.1
  Research and development............................     --       2.4       3.1       3.3          3.8
  Stock-based compensation............................     --        --       0.4       0.2          6.2
                                                        -----     -----     -----     -----        -----
    Total operating expenses..........................   18.8      18.1      18.2      18.6         24.1
                                                        -----     -----     -----     -----        -----
Operating income (loss)...............................  (24.6)      5.0       5.4       4.6          7.1
Other income (expense):
  Interest expense, net...............................   (1.2)     (3.7)     (7.2)     (8.6)        (3.0)
  Foreign currency exchange gain (loss)...............    1.9      (1.4)      0.7       3.5          1.4
  Other non-operating income (expense), net...........    0.5       0.1       2.4       1.4          1.3
                                                        -----     -----     -----     -----        -----
    Total other income (expense)......................    1.2      (5.0)     (4.1)     (3.7)        (0.3)
                                                        -----     -----     -----     -----        -----
Income (loss) before income taxes.....................  (23.4)     (0.0)      1.3       0.9          6.8
Income tax expense....................................     --      (0.2)     (0.3)     (0.4)        (0.5)
                                                        -----     -----     -----     -----        -----
Net income (loss).....................................  (23.4)%    (0.2)%     1.0%      0.5%         6.3%
                                                        =====     =====     =====     =====        =====

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

     Net revenues. Net revenues increased 71.7% from $79.2 million in the nine months ended September 30, 1998 to $136.0 million in the nine months ended September 30, 1999. This increase was due primarily to the increase in unit volumes sold for test and assembly services. Net revenues from test services increased 49.8% from $41.6 million in the nine months ended September 30, 1998 to $62.3 million in the nine months ended September 30, 1999. The increase in test services net revenues was attributable primarily to increased demand and greater testing capacity. Net revenues from assembly services increased 96.3% from $37.6 million in the nine months ended September 30, 1998 to $73.7 million in the nine months ended September 30, 1999. This increase was primarily the result of greater demand for leadframe packages and, to a lesser extent, the introduction of laminate packages in October 1998.

     Cost of revenues and Gross profit margin. Cost of revenues increased 53.9% from $60.8 million in the nine months ended September 30, 1998 to $93.6 million in the nine months ended September 30, 1999, primarily due to higher depreciation expense as a result of placing into service additional test and assembly equipment and costs associated with increased test and assembly unit volumes. Depreciation expense increased from $29.4 million in the nine months ended September 30, 1998 to $34.3 million in the nine months ended September 30, 1999. Gross profit margin increased from 23.2% in the nine months ended September 30, 1998 to 31.2% in the nine months ended September 30, 1999. The increase in gross profit margin was due to the improved capacity utilization of equipment associated with the increase in unit volumes.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 60.0% from $12.0 million, or 15.1% of net revenues, in the nine months ended September 30, 1998 to $19.2 million, or 14.1% of net revenues, in the nine months ended September 30, 1999. This increase was due to the addition of personnel, particularly in the United States, including the addition of 12 employees in sales and marketing positions to Singapore Technologies Assembly and Test Services, Inc.

     Research and development expenses. Research and development expenses increased 88.9% from $2.7 million, or 3.3% of net revenues, in the nine months ended September 30, 1998 to $5.1 million, or 3.8% of net revenues, in the nine months ended September 30, 1999. The increase was attributable to higher hardware and software depreciation ($0.7 million), supplies ($0.9 million) and salaries and benefits ($0.8 million), in part relating to the establishment of the test development center in San Jose, California.

     Other income (expense). Other income (expense) includes interest expense, net, foreign currency exchange gain (loss) and other non-operating income (expense), net. Other expense in the nine months ended September 30, 1998 was $2.9 million as compared to other expense of $0.5 million in the nine months ended September 30, 1999. This difference of $2.4 million was mainly attributable to a decrease in interest expense, net of $2.8 million. Interest expense, net decreased from $6.9 million in the nine months ended September 30, 1998 to $4.1 million in the nine months ended September 30, 1999 as borrowings were reduced by $62.5 million from the proceeds of the issuance of new shares to Singapore Technologies and EDBI in March 1998 and the replacement of borrowings with a lower interest rate loan of S$90.0 million. Foreign currency exchange gains were $2.8 million for the nine months ended September 30, 1998 compared to $1.9 million for the nine months ended September 30, 1999. The gain in the nine months ended September 30, 1998 principally arose in the third quarter of 1998 due to the effect of the weakening Singapore dollar against the U.S. dollar on the S$90.0 million loan. The further gain in the nine months ended September 30, 1999 principally arose from the effect of the continued weakening of the Singapore dollar on this loan through to March 1999 when the loan was hedged. Other non-operating income (expense), net consist of government grants and rental income. In the nine months ended September 30, 1998, government grant income was $0.1 million compared to $1.2 million in the nine months ended September 30, 1999, and rental income in the nine months ended September 30, 1998 was $0.7 million compared to $0.5 million in the nine months ended September 30, 1999.

     Income tax expense. Income tax expense increased from $0.3 million in the nine months ended September 30, 1998 to $0.7 million in the nine months ended September 30, 1999 principally due to the recognition of a deferred tax expense of $0.3 million. The current income tax expense for both periods is primarily due to Singapore tax on rental and interest income and U.S. tax on income generated by Singapore Technologies Assembly and Test Services, Inc. in the U.S.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Net revenues. Net revenues increased 28.8% from $88.4 million in 1997 to $113.9 million in 1998. This increase was primarily due to the increase in unit volumes for test and assembly services. Net revenues from test services increased 19.8% from $47.4 million in 1997 to $56.8 million in 1998. The increase in test services net revenues was attributable primarily to growth in test volumes reflecting expanded capacity. Revenues from assembly increased 39.3% from $41.0 million in 1997 to $57.1 million in 1998. This increase was primarily due to greater demand for leadframe packages and, to a lesser extent, the introduction of laminate packages in October 1998.

     Cost of revenues and Gross profit margin. Cost of revenues increased 28.5% from $67.8 million in 1997 to $87.1 million in 1998, primarily due to higher depreciation as a result of placing into service additional test and assembly equipment and costs associated with increased test and assembly unit volumes. Depreciation expense increased from $24.1 million, or 27.3% of net revenues, in 1997 to $39.2 million, or 34.4% of net revenues, in 1998. Gross profit margin increased from 23.1% in 1997 to 23.6% in 1998. The increase in gross profit margin was attributable primarily to improved utilization of test and assembly equipment.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 20.9% from $13.9 million, or 15.7% of net revenues, in 1997 to $16.8 million, or 14.7% of net revenues, in 1998. The increase was mainly due to an increase in payroll-related expenses ($1.1 million), management fees to Singapore Technologies ($0.1 million) and other overhead expenses ($1.8 million), the major components of which are facility related costs and sales and marketing expenses.

     Research and development expenses. Research and development expenses increased 59.1% from $2.2 million, or 2.4% of net revenues, in 1997 to $3.5 million, or 3.1% of net revenues, in 1998. The increase was due mainly to higher salaries and benefits ($0.6 million), depreciation of hardware and software ($0.5 million) and supplies ($0.2 million).

     Other income (expense). Other expense increased 4.4% from $4.5 million in 1997 to $4.7 million in 1998 primarily as a result of increased borrowings to fund our capacity expansion program. Interest expense, net for 1998 was $8.2 million compared to $3.3 million in 1997. These expenses were offset in part by a foreign currency exchange gain of $0.9 million compared to a foreign currency exchange loss of $1.3 million in 1997. This loss was mainly attributable to the strengthening of the U.S. dollar in 1997, which resulted in transaction losses relating to our U.S. dollar denominated loan. Other non-operating income (expense), net consist of government grant income, rental income and a provision for relocation costs. In 1997, government grant income was $0.2 million compared to $1.2 million in 1998 and rental income in 1997 was $0.3 million compared to $0.8 million in 1998. We made a provision of $0.6 million in 1997 for relocation costs associated with our move to our present facility.

     Income tax expense. Income tax expense increased 145.2% from $0.2 million in 1997 to $0.4 million in 1998. This was primarily due to the increase in rental income from the lease of a portion of our facilities to TriTech Microelectronics Ltd, our affiliate, and an increase in U.S. tax on income generated by Singapore Technologies Assembly and Test Services, Inc. in the United States.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Net revenues. Net revenues increased 174.5% from $32.2 million in 1996 to $88.4 million in 1997 primarily due to the increase in unit volume for test and assembly services. This was a result of an increased customer base and the sale of a greater range of higher margin leadframe packages. Net revenues from test services increased 149.5% from $19.0 million in 1996 to $47.4 million in 1997. The increase in test services net revenues came primarily from growth in final test services offset by a decrease in wafer probe services. Net revenues from assembly services increased 210.6% from $13.2 million in 1996 to $41.0 million in 1997 as a result of additional customers and offering a greater range of higher margin packages.

     Cost of revenues and Gross profit margin. Cost of revenues increased 98.8% from $34.1 million in 1996 to $67.8 million in 1997, primarily due to costs associated with increased test and assembly unit volumes. Gross profit margin increased from (5.8)% in 1996 to 23.1% in 1997, primarily due to significantly improved asset utilization resulting from increased volumes. In addition, with the increase in assembly unit volumes we obtained better pricing on materials purchased.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 127.9% from $6.1 million, or 18.8% of net revenues, in 1996 to $13.9 million, or 15.7% of net revenues, in 1997. The increase was mainly due to the expansion of our sales team from 16 persons in 1996 to 26 in 1997. Expenses in 1997 included $2.2 million for sales and marketing activities in the United States. In addition, utility expenses increased by $1.4 million due to increased operating activities.

     Research and development expenses. There were no research and development activities undertaken in 1996. Research and development commenced in 1997 and were $2.2 million, or 2.4% of net revenues.

     Other income (expense). Other income of $0.4 million in 1996 decreased to an expense of $4.5 million in 1997 primarily as a result of interest expense, net and foreign currency exchange loss. Interest expense, net increased from $0.5 million in 1996 to $3.3 million in 1997 due to increased borrowings to fund capacity expansion. Short-term loans from Singapore Technologies increased from $37.1 million in 1996 to $130.2 million in 1997. Foreign currency exchange loss was $1.3 million in 1997 compared to a gain of $0.6 million in 1996. Other non-operating income (expense), net consist of government grants and rental income. In 1996, we recognized the first government grant income of $0.2 million.

     Income tax expense. We incurred no income taxes in 1996 and incurred $0.2 million in income taxes in 1997, primarily due to rental income.

QUARTERLY RESULTS

     The following table sets forth our unaudited results of operations for the quarterly periods indicated. You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any quarter are not necessarily indicative of the results of any future period. We expect that our quarterly revenues may fluctuate significantly. See "Risk Factors -- Our results fluctuate from quarter to quarter."

                                                                              QUARTER ENDED
                                          -------------------------------------------------------------------------------------
                                          DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,
                                            1997       1998       1998       1998       1998       1999       1999       1999
                                          --------   --------   --------   --------   --------   --------   --------   --------
                                                                             (IN THOUSANDS)
Net revenues............................  $36,436    $34,895    $22,322    $22,016    $34,687    $36,677    $45,616    $53,688
Cost of revenues........................   22,735     22,756     19,338     18,745     26,227     28,435     30,455     34,692
                                          -------    -------    -------    -------    -------    -------    -------    -------
Gross profit (loss).....................   13,701     12,139      2,984      3,271      8,460      8,242     15,161     18,996
                                          -------    -------    -------    -------    -------    -------    -------    -------
Operating expenses:
  Selling, general and administrative...    6,031      4,401      3,790      3,760      4,821      5,456      6,515      7,223
  Research and development..............      750      1,033        981        652        816      1,230      1,536      2,359
  Stock-based compensation..............       --         --         17        162        205        899        858      6,699
                                          -------    -------    -------    -------    -------    -------    -------    -------
    Total operating expenses............    6,781      5,434      4,788      4,574      5,842      7,585      8,909     16,281
                                          -------    -------    -------    -------    -------    -------    -------    -------
Operating income (loss).................    6,920      6,705     (1,804)    (1,303)     2,618        657      6,252      2,715
Other income (expense):
  Interest expense, net.................   (1,562)    (2,935)    (2,068)    (1,853)    (1,388)    (1,398)    (1,458)    (1,262)
  Foreign currency exchange gain
    (loss)..............................     (464)    (1,397)     1,204      2,998     (1,948)     2,157        222       (506)
  Other non-operating income (expense),
    net.................................     (232)       782        319         42      1,542        195        941        631
                                          -------    -------    -------    -------    -------    -------    -------    -------
    Total other income (expense)........   (2,258)    (3,550)      (545)     1,187     (1,794)       954       (295)    (1,137)
                                          -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) before income taxes.......    4,662      3,155     (2,349)      (116)       824      1,611      5,957      1,578
Income tax expense......................     (104)       (85)      (107)      (101)       (97)      (239)      (273)      (148)
                                          -------    -------    -------    -------    -------    -------    -------    -------
Net income (loss).......................  $ 4,558    $ 3,070    $(2,456)   $  (217)   $   727    $ 1,372    $ 5,684    $ 1,430
                                          =======    =======    =======    =======    =======    =======    =======    =======

                                                                     AS A PERCENTAGE OF NET REVENUES
                                          -------------------------------------------------------------------------------------
                                          DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,
                                            1997       1998       1998       1998       1998       1999       1999       1999
                                          --------   --------   --------   --------   --------   --------   --------   --------
Net revenues............................   100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenues........................    62.4       65.2       86.6       85.1       75.6       77.5       66.8       64.6
                                           -----      -----      -----      -----      -----      -----      -----      -----
Gross profit (loss).....................    37.6       34.8       13.4       14.9       24.4       22.5       33.2       35.4
                                           -----      -----      -----      -----      -----      -----      -----      -----
Operating expenses:
  Selling, general and administrative...    16.6       12.6       17.0       17.1       13.9       14.9       14.3       13.5
  Research and development..............     2.1        3.0        4.4        3.0        2.4        3.4        3.4        4.4
  Stock-based compensation..............      --         --         --        0.7        0.6        2.5        1.9       12.5
                                           -----      -----      -----      -----      -----      -----      -----      -----
    Total operating expenses............    18.7       15.6       21.4       20.8       16.9       20.8       19.6       30.4
                                           -----      -----      -----      -----      -----      -----      -----      -----
Operating income (loss).................    18.9       19.2       (8.0)      (5.9)       7.5        1.7       13.6        5.0
Other income (expense):
  Interest expense, net.................    (4.3)      (8.4)      (9.3)      (8.4)      (4.0)      (3.8)      (3.2)      (2.4)
  Foreign currency exchange gain
    (loss)..............................    (1.3)      (4.0)       5.4       13.6       (5.6)       5.9        0.5       (0.9)
  Other non-operating income (expense),
    net.................................    (0.6)       2.2        1.4        0.2        4.4        0.5        2.1        1.2
                                           -----      -----      -----      -----      -----      -----      -----      -----
    Total other income (expense)........    (6.2)     (10.2)      (2.5)       5.4       (5.2)       2.6       (0.6)      (2.1)
                                           -----      -----      -----      -----      -----      -----      -----      -----
Income (loss) before income taxes.......    12.7        9.0      (10.5)      (0.5)       2.3        4.3       13.0        2.9
Income tax expense......................    (0.3)      (0.2)      (0.5)      (0.4)      (0.3)      (0.6)      (0.6)      (0.3)
                                           -----      -----      -----      -----      -----      -----      -----      -----
Net income (loss).......................    12.4%       8.8%     (11.0)%     (0.9)%      2.0%       3.7%      12.4%       2.6%
                                           =====      =====      =====      =====      =====      =====      =====      =====

     We experienced strong revenue growth in the second half of 1997 as a result of the introduction of new packages as well as the expansion of our testing capacity. Demand for semiconductors, particularly from the PC market, increased significantly in late 1997 bringing greater demand for our services. In response to these market conditions, we continued to purchase test and assembly equipment.

     Demand generally increased in the semiconductor industry for all of 1998 compared to 1997. However, beginning in the second quarter of 1998, our net revenues decreased as we experienced reduced demand from our major customers for our test and assembly services. This was due, in part, to a general decline in demand in the semiconductor industry. Gross profit was also negatively impacted by the market environment. The reduced demand from our customers resulted in lower utilization rates of our capital equipment as new wire bonders and testers were placed into service and not fully utilized. Also, our customers were under significant price pressure from their customers and as a result put pressure on us to lower prices for both test services and traditional leadframe packages. These price decreases were partially offset by increases in sales of advanced leadframe and laminate packages, which carry higher prices and gross profit margins. Starting in the fourth quarter of 1998, conditions in the semiconductor industry began to improve. As a result, we experienced increased demand from our major customers, thus improving our utilization rates and financial performance.

     A significant component of our cost of revenues is depreciation expense, which is largely related to our test and assembly equipment. We begin depreciating our equipment when it is placed into service. Often, there is a gap between when our equipment is placed into service and when it achieves high levels of utilization. As a result, placing into service new equipment can cause our gross profit margins to vary significantly from quarter to quarter.

     Selling, general and administrative expenses increased significantly between the third and fourth quarters of 1997. The $2.7 million increase was due mainly to facility-related expenses of $1.0 million which was a result of the expansion of our floor area, payroll-related expenses of $0.4 million due to increased staffing and sales and marketing expenses of $0.4 million. Subsequently, selling, general and administrative expenses increased every quarter since the second quarter of 1998, primarily due to increased staffing levels due to our planned expansion of our business and operations. Research and development expenses were between 2.1% and 4.4% of net revenues from the fourth quarter of 1997 to the third quarter of 1999 and were expended primarily to support the development of our BGA package technology.

     Our quarterly operating results may vary significantly. Unfavorable changes may adversely affect our business, financial condition and results of operations. In addition, we intend to increase the level of operating expenses and investments in manufacturing capacity in anticipation of future growth in net revenues. To the extent our net revenues do not grow as anticipated, our financial condition and operating results may be materially and adversely affected due to the fixed nature of most of these expenses. See "Risk
Factors -- Our results fluctuate from quarter to quarter."

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations primarily through the issuance of new shares to our shareholders and loans from our shareholders, related parties and third-party financial institutions. Since 1996, Singapore Technologies has provided to us $147.0 million and $61.9 million in debt and equity financing, respectively. Since 1996, the Economic Development Board has provided to us $54.3 million in debt financing and EDBI has provided to us $30.3 million in equity financing. As of September 30, 1999, we had loans outstanding from our shareholders and related parties of $77.6 million, additional debt of $25.0 million and cash and cash equivalents of $16.7 million.

LIQUIDITY

     Net cash generated by operating activities was $47.9 million and $47.8 million in 1998 and the first nine months of 1999, respectively. The $47.9 million of cash generated in 1998 was primarily attributable to net operating cash generated, before changes in operating working capital, of $42.3 million and a decrease in accounts receivable of $8.5 million. The $47.8 million of cash generated in the first nine months of 1999 was primarily attributable to net operating cash generated, before changes in operating working capital, of $50.7 million, an increase in accounts receivable of $10.6 million and an increase of $13.8 million in accrued operating expenses and other payables, excluding liabilities for the purchase of fixed assets. The increase in accrued operating expenses and other payables included in the operating working capital largely arises from an increase in payroll-related provisions of approximately $7.1 million.

     Our net cash used in investing activities primarily represents amounts paid for property, plant and equipment and other capital expenditures. Over the past three years, a significant amount of our capital expenditures has been spent on test and assembly equipment. We have budgeted capital expenditures and investments of approximately $99.2 million for the fourth quarter of 1999 and $140.0 million for 2000. We expect to incur these capital expenditures primarily for the acquisition of test and assembly equipment.

From time to time we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future business. Some of these acquisitions or investments could be material. However, we have no specific agreements or understandings with respect to any material acquisition or investment at this time.

     There were no new borrowings or issuance of shares other than pursuant to our Employees' Share Ownership Scheme for the nine months ended September 30, 1999. In 1998, our net cash provided by financing activities increased primarily due to borrowings of $79.3 million under long-term and short-term loans entered into in mid-1998 and proceeds of $62.5 million from the issuance of new shares. In 1998, we repaid or refinanced $107.6 million of our outstanding debt from the proceeds of the sale of new shares and the issuance of additional debt.

CAPITAL RESOURCES

     In 1996 and 1997, our borrowings came primarily from Singapore dollar-denominated short-term loans from Singapore Technologies. The aggregate amount of short term loans provided by Singapore Technologies for 1996 and 1997 are $37.0 million and $110.0 million, with no loans provided in 1998. The average weighted interest rate for these loans was 5.4%, 5.1% and 7.8% in 1996, 1997 and 1998, respectively. These loans were repaid or refinanced in full in 1998.

     In 1997, we obtained a grant of S$23.2 million ($13.9 million) for the funding of certain research and development projects from the Singapore National Science & Technology Board under its Research Incentive Scheme for Companies. The grant is being disbursed to us over a maximum of five years ending December 31, 2001, in the form of reimbursement of a specified percentage of amounts actually spent by us on manpower, research and development equipment, materials, training and technology licensing fees. The grant does not require repayment. Recognition of this grant income is included in our statement of operations under "Other non-operating expense (income), net." The grant is disbursed based on the amount of expenditures incurred. There are no conditions attached to the grant other than completing the project to which the grant relates and the certification of the costs incurred.

     In 1998, we entered into an unsecured $25.0 million demand loan agreement with ST Treasury Services Ltd, a wholly-owned subsidiary of Singapore Technologies, denominated in U.S. dollars. The demand loan bears interest at a rate of 5.8% at September 30, 1999.

     On June 5, 1998, we entered into a S$90.0 million ($54.3 million) long-term loan agreement with the Economic Development Board. The long-term loan is denominated in Singapore dollars and bears interest at 1% over the prevailing rate per annum declared by the Central Provident Fund Board, a statutory board of the Singapore Government. The current prevailing rate is 3.5%. Interest is payable semi-annually commencing September 1, 1998. Principal is payable in seven semi-annual, equal installments commencing September 1, 2000. The loan agreement specifies that the proceeds are to be used solely for the financing of fixed productive assets in the semiconductor business. This loan matures on September 1, 2003 and is guaranteed by Singapore Technologies. The loan agreement restricts us from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company, in each case without prior lender consent. To reduce our Singapore dollar exposure on this loan, in the first quarter of 1999 we hedged the principal amount due under such loan and will incur an additional annual financing charge of 1.7% of the principal amount of such loan with respect to such hedging transaction.

     On July 13, 1998 we obtained an unsecured $25.0 million short-term loan from Den Danske Bank which was denominated in U.S. dollars. The short-term loan initially bore interest at LIBOR plus 0.5% and was due on August 26, 1999. The short-term loan was extended for another year and now matures on August 24, 2000 with interest at LIBOR plus 0.6%. The interest rates payable on the loan from Den Danske ranged between 5.5% and 6.2% during 1998.

     On December 16, 1999 we obtained an unsecured $10.0 million short-term loan from Den Danske Bank which was denominated in U.S. dollars. This short-term loan matures on February 16, 2000 and bears interest at 6.85% per annum.

     We have entered into an agreement with Citibank, N.A. for a working capital facility of $20.0 million which we have not drawn down. Interest on borrowings under this facility will be charged at the bank's prevailing rate.

     We intend to use the net proceeds from the global offering to repay in full the short-term loans from Den Danske Bank and the demand loan from ST Treasury Services Ltd. We expect that the net proceeds of the global offering, after repayment of our loans, together with cash flows from operating activities, will be adequate to fund our operations for at least the next two years.

YEAR 2000 COMPLIANCE

     Many existing computer systems worldwide are programmed to process dates using only two digits for the year of the date (e.g., "99" for 1999) rather than four digits. Computer systems which process year 2000 transactions (and beyond) with the year "00" may encounter significant processing inaccuracies and potentially even system failure. We and third parties with whom we do business rely on numerous computer programs for our day-to-day operations and may be adversely affected by the year 2000 situation. Although year 2000 problems may become evident on January 1, 2000, the year 2000 problem may continue to be a risk after January 1, 2000.

     At the date of this prospectus, our systems have not experienced any year 2000 problems. We presently believe that the year 2000 problem will not pose significant operational problems for our business and operations on a going forward basis. While we have contingency plans in place for operational problems which may still arise as a result of year 2000 problems, we cannot assure you that the year 2000 problem will not pose significant operational problems or have a material adverse effect on our business, financial condition and results of operations in the future. As of December 15, 1999, we had expensed approximately $2.5 million for year 2000 compliance.

     We are not aware of any material year 2000 problems encountered by our suppliers to date but have not yet obtained confirmations from our suppliers that they did not experience year 2000 problems. Accordingly, we cannot determine whether our suppliers have experienced year 2000 problems that may impact their ability to supply us with equipment and services. Further, we cannot determine the state of their year 2000 readiness on a going forward basis. We cannot assure you that our suppliers will be successful in ensuring that their systems have been and will continue to be or will be year 2000 compliant or that their failure to do so will not have an adverse effect on our business, financial condition and results of operations. See "Risk Factors -- We could be adversely affected by the year 2000 problem."

FOREIGN CURRENCY EXCHANGE EXPOSURE

     We have recently adopted a hedging policy that we believe adequately covers any material exposure to our non-U.S. dollar assets and liabilities. To minimize foreign currency exchange risk, we will selectively hedge our foreign currency exposure through forward foreign currency swap contracts and options. We entered into a forward foreign currency swap contract with respect to the principal amount of the Singapore dollar-denominated long-term loan entered into with the Economic Development Board. This will be terminated upon repayment of such loan after the global offering. To date, our hedging activities have been immaterial. However we cannot assure you that sudden or rapid movement in exchange or interest rates will not have a material adverse effect on our business, financial condition or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS

133, as recently amended, is effective for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. We believe the adoption of SFAS 133 will not have a material effect on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We may employ off-balance sheet derivative instruments such as interest rate swaps and currency swaps, forward foreign currency contracts and foreign currency option contracts to manage our interest rate and foreign exchange exposure. These instruments are used solely to reduce or eliminate the financial risks associated with our assets and liabilities and not for trading or speculation purposes.

     Our exposure to market risk associated with changes in interest rates relates primarily to our debt obligations. Our policy is to manage interest rate risk by borrowing a combination of fixed and floating rate obligations depending upon market conditions.

     We have established a foreign currency hedging program and may utilize foreign currency swaps as well as foreign exchange forward contracts and options. The goal of the hedging program is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable.

     Our currency, maturity and interest rate information relative to our short-term and long-term debt and derivative financial instruments are disclosed in Notes 9, 13 and 22 to the consolidated financial statements, respectively. We anticipate the repayment of our short-term and long-term debt and the settlement of our outstanding derivative contract in 1999, upon the completion of the global offering.

     The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and foreign currencies as of the dates shown. Weighted average variable rates were based on average interest rates applicable to the loans. The information is presented in U.S. dollar equivalents, which is our reporting currency. Actual cash flows are denominated in various currencies including U.S. dollars and Singapore dollars.

                                                            DECEMBER 31, 1998    SEPTEMBER 30, 1999
                                                            ------------------   ------------------
                                                             TOTAL                TOTAL
                                                            RECORDED    FAIR     RECORDED    FAIR
                                                             AMOUNT     VALUE     AMOUNT     VALUE
                                                            --------   -------   --------   -------
                                                                (U.S.$ EQUIVALENT IN THOUSANDS)
DEBT:
Fixed rate short-term debt: (US$).........................  $25,000    $25,000   $25,000    $25,000
Average interest rate.....................................      6.1%                 5.8%
Variable rate short-term debt: (US$)......................  $25,000    $25,000   $25,000    $25,000
Average interest rate.....................................      5.8%                 6.0%
Variable rate long-term debt (S$).........................  $54,282    $54,282   $52,625    $53,095
Average interest rate.....................................      5.3%                 3.5%
Foreign Currency Contract:
  Notional amount of $52,625 (S$).........................       --         --   $   680    $ 1,150
  Settlement rate (vs US$)................................                          1.73

LIMITATIONS

     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                                    BUSINESS

     We are a leading independent provider of a full range of semiconductor test and assembly services, including:

     - testing, including final testing and wafer probe, on a diverse selection of test platforms, as well as additional test related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel;

     - assembly of leaded and laminate packages, as well as additional assembly related services such as package design and leadframe and substrate design;

     - pre-production services, such as package development, supply chain management and test software and related hardware development; and

     - drop shipment services.

     We provide these test and assembly services to semiconductor companies which do not have their own manufacturing facilities (fabless companies), vertically integrated semiconductor device manufacturers (IDMs), and independent semiconductor wafer foundries (foundries). While we provide our customers with a broad range of test and assembly services for most types of semiconductors, including high performance digital semiconductors, we have developed a particular expertise in testing mixed-signal semiconductors. Many of our customers are leaders in communications semiconductors, including:

Alcatel Microelectronics N.V        Infineon Technologies Asia Pacific Pte Ltd        Philips Electronics Asia Pacific Pte Ltd
Analog Devices, Inc.                Level One Communications, Inc.                    PMC-Sierra, Inc.
Broadcom Corporation                (a subsidiary of Intel Corporation)               TDK Corporation
Conexant Systems, Inc.              Nortel Networks Corporation                       Texas Instruments Incorporated


     We provide test and assembly services at our facility in Singapore, where we operate 165 testers and 364 wire bonders as of January 10, 2000. Singapore is a politically and economically stable nation with laws that protect our customers' proprietary technology. We also have an assembly design center in Milpitas, California and have recently established a test development center in San Jose, California. Our U.S. facilities enable us to work more closely with many of our customers.


     We are part of the Singapore Technologies Group. The Singapore Technologies Group is 100%-owned by Temasek Holdings (Private) Limited, the principal holding company of the Government of Singapore. Temasek Holdings (Private) Limited owns 78.3% of Singapore Technologies and owns 100% of Singapore Technologies Holdings Pte Ltd. which owns the remaining 21.7% of Singapore Technologies. Singapore Technologies owns 100% of Singapore Technologies Semiconductors Pte Ltd which also owns shares in our company. In addition, EDB Investments Pte Ltd, another principal shareholder in our company, is wholly owned by the Economic Development Board, a Singapore government agency. Accordingly, our company is indirectly owned by the Government of Singapore.

INDUSTRY BACKGROUND

GENERAL

     Semiconductors are critical components used in an increasingly wide variety of applications, such as computer systems, communications equipment and systems, automobiles, consumer products and industrial automation and control systems. As performance has increased and size and cost have decreased, the use of semiconductors in these applications has grown significantly. According to the Semiconductor Industry Association, or SIA, worldwide semiconductor device market revenue increased from $77.3 billion in 1993 to $125.6 billion in 1998, a compound annual growth rate, or CAGR, of 10.2%. In an October 1999 report, the SIA estimates that worldwide semiconductor device market revenue will grow to $233.7 billion in 2002.

     The SIA forecasts that one of the principal drivers of growth in the semiconductor industry during the next several years will be increased sales of communications semiconductors used in applications such as computer modems, networks, cellular phones and internet and electronic commerce hardware and appliances. The proliferation of digital technology, particularly in communications applications, has increased demand for analog functionality, which helps the digital electronics interact with the real world of sound, light, heat and motion. Increasing cost pressures and size constraints are prompting silicon providers to integrate high performance analog and digital functionality into mixed-signal semiconductors. This functional integration of analog and digital components onto single chips makes these mixed-signal semiconductors more difficult to design and test than most other types of semiconductors.

MANUFACTURING PROCESS

     The production of a semiconductor is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The production process can be broadly divided into three primary stages:

     - wafer fabrication, including wafer probe;

     - assembly of bare semiconductors, or die, into finished semiconductors (referred to as "assembly" or "packaging"); and

     - final testing of assembled semiconductors.

     Wafer Fabrication. The wafer fabrication process begins with the generation of a mask that defines the circuit patterns for the transistors and interconnect layers that will be formed on the raw silicon wafer. The transistors and other circuit elements are formed by repeating a series of process steps where photosensitive material is deposited onto the wafer; the material is exposed to light through the mask in a photolithography process; and finally the unwanted material is removed through an etching process, leaving only the desired circuit pattern on the wafer.

     Wafer Probe. Wafer probe is a process whereby each individual die on the wafer is electrically tested in order to identify the operable semiconductors for assembly.

     Assembly. Assembly protects the semiconductor, facilitates its integration into electronic systems and enables the dissipation of heat. In the assembly process, the wafer is diced into individual die that are then attached to a substrate with an epoxy adhesive. Leads on the substrate typically are then connected by extremely fine gold wires to the input/output, or I/O, terminals on the die through the use of automated equipment known as "wire bonders." Each die is then encapsulated in a molding compound, thus forming the package.

     Final Testing. Final testing is the last step in semiconductor production. It is a highly complex process that uses sophisticated testing equipment and customized software programs to electrically test a number of attributes of assembled semiconductors, including functionality; speed; predicted endurance; power consumption; and electrical characteristics. After final testing, the semiconductors are shipped as directed by the customer for integration into the end-products.

TRENDS TOWARD OUTSOURCING

     Historically, IDMs conducted the majority of the semiconductor manufacturing process in their own facilities, outsourcing only the lower-technology aspects of the process and keeping what was at the time regarded as advanced or proprietary technology in-house. Fabless companies, which concentrated their efforts and resources on the design, marketing and sale of semiconductors, emerged in the mid-1980s. Fabless companies outsource virtually every step of the semiconductor production process, allowing them to utilize the latest test and assembly technology without committing significant amounts of capital and other resources to manufacturing their products. In a July 1999 report, Dataquest estimates that fabless companies revenues have increased as a percentage of the worldwide semiconductor market from 3.9% in 1994 to 6.8% in 1998 and are forecasted to grow to 9.8% in 2003. In the same report, Dataquest estimates that fabless companies' revenues will increase from $9.1 billion in 1998 to $23.9 billion in 2003, or at a CAGR of 21.4%.

     In response to competition from fabless companies, IDMs began utilizing outsourcing as a means of cost-effective access to state-of-the-art technology, faster time to market and lower unit costs. Increasingly, IDMs have overcome their reluctance to the outsourcing of advanced or proprietary technology and have come to increasingly depend on independent test and assembly providers for manufacturing support and advances in such technology. In a July 1999 report, Dataquest estimates that in 1998 IDMs comprised 93.2% of the worldwide semiconductor market. Given the IDMs' significant market share in the semiconductor market, they present a significant opportunity for independent test and assembly providers.

     Electronic Trends Publications, or ETP, estimates in a 1999 report that the market for assembly services in 1998 was $16.2 billion, of which $6.1 billion, or 38.0%, was outsourced. ETP estimates in the same report that the market for assembly services will be $29.1 billion in 2003, of which $12.9 billion, or 44.5%, will be outsourced.

     There are several benefits that can be derived from the use of outsourced test and assembly services which are driving the continued growth of the industry:

          Technological sophistication and complexity. The increasing technological complexity of semiconductors, including systems-level semiconductors which integrate multiple functions onto a single semiconductor, has driven the need for increasingly complex test and assembly services able to support these devices. More sophisticated semiconductors require an increasing number of I/Os, higher operating speed, higher thermal dissipation and smaller form-factors. As a result of these requirements, semiconductor testing and assembly is increasingly being seen as an enabling technology critical to the advancement of semiconductor designs.

          Independent providers of test and assembly services have developed sophisticated expertise in semiconductor testing and assembly and have dedicated substantial resources toward further technological innovation. Because independent providers are able to spread the cost of these development efforts over a broader range of customers and products, they are able to offer access to leading technologies at price points below the internal costs of IDMs. Because it is difficult to keep pace with technological developments in test and assembly technology while maintaining a leading position in the development of increasingly sophisticated semiconductors, IDMs are increasingly relying on independent test and assembly service providers for technological development and innovation in, and as a strategic source of, test and assembly services.

          Time to market. As the semiconductor market becomes increasingly competitive and product life cycles continue to decrease, semiconductor companies are seeking to shorten their time to market for new products. In particular, these companies seek to shorten the test and assembly stages of the production process to gain a competitive advantage in bringing products to market quickly. As testing and assembly needs are identified for a specific product, semiconductor companies frequently do not have the time to develop the necessary capabilities to meet these needs nor the expertise to implement these solutions in the necessary volumes for rapid product rollouts. As a result, semiconductor companies are increasingly leveraging the resources and capabilities of independent test and assembly service providers to quickly deliver new products to the market. In addition, in order to further accelerate their time to market, semiconductor companies are increasingly requiring the test and assembly functions to be performed at the same location.

          Asset utilization. The testing and assembly of semiconductors is a complex process that requires substantial capital investment in specialized equipment and facilities. Semiconductor companies, trying to maximize allocation of limited resources, reduce capital expenditures and control research and development costs, are increasingly turning to the outsourcing of test and assembly services.

     In addition, semiconductor companies are facing shorter product life cycles and more frequent new product introductions that cause greater fluctuations in product volumes, lower production runs and increased volatility in capacity requirements. As a result, it is becoming more difficult for these companies to sustain high levels of capacity utilization of their test and assembly equipment. Independent test and assembly services companies can allocate their fixed cost investments across a wider portfolio of customers and products to maximize capacity utilization and extend the useful life of equipment. Additionally, independent providers are able to reach improved price points through the realization of economies of scale in their purchasing activities.

STRATEGY

     Our objective is to be a leading global supplier of a wide range of test and assembly services to leading fabless companies, IDMs, and foundries. The principal components of our strategy are to:

STRENGTHEN OUR POSITION AS A LEADER IN TESTING MIXED-SIGNAL SEMICONDUCTORS

     We intend to strengthen our position as a leading provider of mixed-signal testing services. Mixed-signal testing can be extremely difficult due to the high level of functional integration in these semiconductors. We believe that the mixed-signal semiconductor market is very attractive because these semiconductors are used extensively in fast growing communications applications such as data networking, broadband and mobile communications. We will continue to offer high quality, leading process mixed-signal semiconductor test services to strengthen our relationships with existing customers as well as to attract potential new customers.

LEVERAGE OUR TEST SERVICES EXPERTISE TO GROW OUR ASSEMBLY SERVICES BUSINESS

     We provide a full range of test services and have developed substantial expertise in testing mixed-signal and high performance digital semiconductors. We have been successful in attracting new customers with these testing capabilities and then expanding our relationship with such customers to include assembly services tailored to their needs. We intend to continue to expand our business by attracting customers with our advanced testing capability. We believe this distinguishes us from many of our competitors who emphasize their assembly services.

OFFER A FULL RANGE OF TEST AND ASSEMBLY SERVICES

     We provide a full range of test and assembly services and have developed a flexible business model that allows our customers several options in choosing the mix of services that best suits their needs. We believe that our customers place great value on our willingness to offer them the selected services they request without the obligation of purchasing other services we offer. We also provide our customers with the opportunity to consolidate all of their testing and assembly needs with us by offering a "back-end turnkey" service which includes wafer probe, assembly, final test and drop shipment services. In conjunction with Chartered Semiconductor or other foundries, our customers can also benefit from our services on a "full turnkey" basis which includes wafer fabrication. Our "back-end turnkey" and "full turnkey" solutions can significantly reduce our customers' time-to-market by eliminating the time required to ship semiconductor wafers to test and assembly facilities in different locations.

CONTINUE TO EXPAND OUR RANGE OF PACKAGES

     We plan to continue to expand our range of packages particularly by offering advanced design packages to meet our customers' requirements. Working in close consultation with our customers, we have developed a wide array of traditional leadframe, advanced leadframe and laminate packages to meet the specific needs of such customers. We have established a dedicated group of engineers whose primary focus is the development of new advanced leaded and laminate packages including a variety of advanced BGA and flip-chip packages. We also have an assembly design center in Milpitas, California that enables us to work more closely with many of our customers.

EMPHASIZE CUSTOMER SERVICE AND SUPPORT

     Our objective is to work closely with our customers so that they consider us an integral, strategic partner in their business. We believe that our comprehensive customer service and support has been a significant factor in our ability to attract and retain customers. Our broad, high quality service offerings, dedicated customer account teams and commitment to finding solutions to our customers' needs and problems have enabled us to develop important relationships with many of our customers. We have received numerous awards in the area of customer service from our major customers, including Broadcom, Cirrus Logic, Hewlett-Packard Singapore (Sales) Pte Ltd, Level One and TDK Corporation.

SERVICES

     We offer a comprehensive array of technologically advanced test, assembly and pre-production services to address the needs of our customers and their end customers. We also provide drop shipment services. In the nine months ended September 30, 1999, 45.8% of our net revenues were from test services and 54.2% of our net revenues were from assembly services.

TEST SERVICES

     We offer final testing and wafer probe on a diverse selection of test platforms, as well as additional test related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel.

Testing


     Testing includes both final testing and wafer probe. Final testing is the last stage in semiconductor production which involves using sophisticated test equipment and customized software programs to electronically test a number of attributes of packaged semiconductors. Wafer probe is the step immediately prior to the assembly of semiconductors and involves inspection of the processed wafer for defects. Wafer probe services require similar expertise and testing equipment to that used in final testing, and several of our testers (with the substitution of different handlers or probers) are used for wafer probe services. To date, substantially all wafer probe has been performed for customers whose wafers are then assembled by us. In 1998 and in the nine months ended September 30, 1999, 71.8% and 81.8%, respectively, of wafer probe revenues were from sales to Chartered Semiconductor.


     We have invested in state-of-the-art testing equipment that allows us to test a broad variety of semiconductors, including mixed-signal, digital and memory.

     Mixed-signal Testing. We test a variety of mixed-signal semiconductors, including those used in communications applications such as network routers, switches and interface cards; broadband products such as cable set-top boxes; and mobile telecommunications products such as cellular phones and base stations. In addition to communications semiconductors, we test mixed-signal semiconductors for personal computer components, such as graphics, CD-ROM and hard disk drive controllers. Mixed-signal semiconductors require a large number of functions to be tested which can only be done using specialized testing equipment.

     Digital Testing. We test a variety of digital semiconductors, including high performance semiconductors used in PCs, disk drives, modems and networking systems. Specific digital semiconductors tested include digital signal processors, or DSPs, field programmable gate arrays, or FPGAs, microcontrollers, central processing units, bus interfaces, and digital application specific integrated circuits, or ASICs, and application specific standard products, or ASSPs.

     Memory Testing. We provide wafer probe services for a variety of memory semiconductors, including Flash memory, SRAMs and ROMs.

     The following table sets forth, for the periods indicated, the percentage of our net revenues from testing services by type of semiconductor.


                                                               YEAR ENDED      NINE MONTHS ENDED
                                                              DECEMBER 31,       SEPTEMBER 30,
                                                             --------------    -----------------
                                                             1997     1998           1999
                                                             -----    -----    -----------------
Mixed-signal.............................................     56.8%    67.1%          73.5%
Digital..................................................     39.6     30.6           25.4%
Memory...................................................      3.6      2.3            1.1
                                                             -----    -----          -----
                                                             100.0%   100.0%         100.0%
                                                             =====    =====          =====


Additional Test-Related Services

     We offer a variety of additional test-related services, including:

     - "Burn-in process support". Burn-in is the process of electrically stressing semiconductors, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal semiconductors. During burn-in process support, we perform an analysis of burn-in rejects in order to determine the cause of failure.

     - "Reliability testing". Reliability testing is the process of testing a semiconductor to evaluate its life span. It is performed on a sample of devices that have passed final testing.

     - "Thermal and electrical characterization". Thermal and electrical characterization is the process of testing a semiconductor for performance consistency under thermal and electrical stress.

     - "Dry pack". Dry pack is the process of heating the semiconductors in order to remove moisture before packing and shipment to customers.

     - "Tape and reel". Tape and reel is the process of transferring semiconductors from tray or tube into a tape-like carrier for shipment to customers.

ASSEMBLY SERVICES

     Our assembly services include assembly of a broad range of leaded and laminate packages. Packaging serves to protect the die and facilitate electrical connections and heat dissipation. As part of customer support on assembly services, we also offer package design and design of leadframes and substrates.

Packaging

     We offer a broad range of advanced package formats designed to provide customers with a full range of packaging solutions. We have focused our packaging development primarily on high-pin count surface mount technology, or SMT, packages. SMT packages typically incorporate leads or interconnects which are soldered to the surface of the printed circuit board rather than inserted into holes, as is the case in older pin-through-hole, or PTH, technology packages. SMT packages accommodate a substantially higher number of leads than PTH packages, enabling a reduction in the number of semiconductors used and a reduction in the dimensions of the printed circuit board. Because SMT can enable higher pin counts on a semiconductor device, SMT is typically the preferred technology for most advanced semiconductors. Our SMT package formats include a range of formats for leaded packages including quad flat packages, or QFPs, and high pin-count plastic leaded chip carriers, or PLCCs, and for laminate packages including ball grid array, or BGA, packages.

     Our SMT packages are divided into three families: standard leadframe, enhanced leadframe and laminate. The differentiating characteristics of our packages include the size of the package, the number of electrical connections or interconnects the package can support, the means of connection to the printed circuit board and the thermal and electrical characteristics of the package.

     Standard Leadframe Packages. Standard leadframe packages, which are the most widely recognized package types, are characterized by a semiconductor die encapsulated in a plastic mold compound with metal leads surrounding the perimeter of the package. The semiconductor die is connected to the metal leads by extremely fine gold wires in a process know as wire bonding.

     We focus on higher pin count standard leadframe packages, including QFPs and PLCCs. Our standard leadframe packages are used in a variety of applications, including mobile phones, notebook computers and networking systems.

                                  QFP graphic

                                  PLCC graphic

     The following table summarizes our standard leadframe packages.

----------------------------------------------------------------------------------------------------------
                            NUMBER OF
PACKAGE FORMAT                LEADS            DESCRIPTION                     APPLICATIONS
----------------------------------------------------------------------------------------------------------
Metric Quad Flat            64-240      Traditional QFP designed    Networking systems (ADSL),
Package -- MQFP...........              for ASICs, FPGAs and DSPs   multimedia applications and hard
                                                                    disk drives
----------------------------------------------------------------------------------------------------------
 Low Quad Flat Package --   32-208      Advanced QFP with           Mobile phones, notebook computers
   LQFP...................              thickness of 1.4 mm for     and hard disk drives
                                        use in low profile, space
                                        constrained applications
----------------------------------------------------------------------------------------------------------
 Thin Quad Flat Package --  32-100      Advanced QFP with           Mobile phones, notebook computers
   TQFP...................              thickness of 1.0 mm for     and hard disk drives
                                        use in low profile, space
                                        constrained applications
----------------------------------------------------------------------------------------------------------
 Plastic Leaded Chip         44-84      Traditional leadframe       Personal computers and consumer
   Carrier -- PLCC........              package designed for        electronics
                                        applications that do not
                                        have space constraints and
                                        do not require a high
                                        number of interconnects
----------------------------------------------------------------------------------------------------------
 Thin Shrink Small Outline    32        Traditional leadframe       Telecommunications products, hard
   Package -- TSSOP.......              package designed for logic  disk drives, recordable optical
                                        and analog devices and      disks, audio and video products
                                        memory devices, such as     and consumer electronics
                                        Flash, SRAM, EPROM, EEPROM
                                        and DRAM
----------------------------------------------------------------------------------------------------------

     Enhanced Leadframe Packages. Our enhanced leadframe packages are similar in design to our standard leadframe packages but are generally thinner and smaller, have more leads and have advanced thermal and electrical characteristics which are necessary for many of the leading-edge semiconductors designed for communications applications.

     The following table summarizes our enhanced leadframe packages.

  --------------------------------------------------------------------------------------------------------
                             NUMBER OF
  PACKAGE FORMAT               LEADS            DESCRIPTION                    APPLICATIONS
  --------------------------------------------------------------------------------------------------------
  Drop-in Heat Sink Quad      64-208     Thermally enhanced QFP     High speed networking
  Flat Package -- DQFP.....              with 30% greater thermal
                                         dissipation than MQFP
  --------------------------------------------------------------------------------------------------------
   Exposed Drop-in Heat       44-208     Thermally enhanced QFP     Networking systems, notebook
     Sink Quad Flat                      with 60% greater thermal   computers and multimedia systems
     Package -- EDQFO......              dissipation than MQFP
  --------------------------------------------------------------------------------------------------------
   Die Pad Heat Sink Quad    100-208     Thermally enhanced QFP     Hard disk drives
     Flat Package --                     with 60% greater thermal
     DPHQFP................              dissipation than MQFP
  --------------------------------------------------------------------------------------------------------
   Heat Sink Quad Flat        44-84      Thermally enhanced QFP     Graphic chipsets
     Package -- HQFP.......              with 80% greater thermal
                                         dissipation than MQFP
  --------------------------------------------------------------------------------------------------------

     Laminate Packages. Our laminate packages include BGA packages which employ leads, also known as interconnects, on the bottom of the package in the form of small bumps, or balls, in a matrix or array pattern and utilize a plastic or tape laminate substrate rather than a leadframe substrate. The BGA format enables a higher density of interconnects within a smaller surface area.

     BGA packaging was designed to address the need for higher lead counts and smaller package size required by advanced semiconductors used in applications such as portable computers and wireless telecommunications. As the required number of leads surrounding the package increased, packagers decreased the pitch, or distance between leads, in order to minimize the size of the package. The nearness of one lead to another resulted in electrical shorting problems and required the development of increasingly sophisticated and expensive techniques for producing circuit boards to accommodate the high number of leads.

     The BGA format solved this problem by employing leads on the bottom of the package in the form of small bumps or balls. These balls can be evenly distributed across the entire bottom surface of the package, allowing greater distance between the individual leads. For the highest lead count devices, the BGA format can be manufactured less expensively and requires less delicate handling.

     The following diagram is an example of one of our BGA packages, the Plastic BGA or PBGA:

                                  PBGA graphic

     Our BGA packages are typically used in semiconductors that require enhanced performance, including DSPs, microprocessors and microcontrollers, ASICs, FPGAs, memory and PC chip sets. Our BGA packages typically have between 196 and 600 balls. Our BGA packages are described below:

  --------------------------------------------------------------------------------------------------------
                             NUMBER OF
  PACKAGE FORMAT               BALLS            DESCRIPTION                    APPLICATIONS
  --------------------------------------------------------------------------------------------------------
  Enhanced BGA -- EBGA.....  256-432     High pin count, thermally  Telecommunications, networking
                                         enhanced BGA package       systems and set-top boxes
                                         suitable for high power
                                         applications which
                                         require heat sink attach
                                         for thermal dissipation
  --------------------------------------------------------------------------------------------------------
   Flexible Enhanced         256-600     BGA characterized by a     Telecommunications, networking
     Plastic                             flex-taped substrate       systems, set-top boxes and digital
     BGA -- FEBGA..........              replacing the laminate     cameras
                                         substrate
  --------------------------------------------------------------------------------------------------------
   Small Thin Plastic         6-176      Smaller and thinner BGA    Mobile phones, notebook computers,
     BGA -- STPBGA.........              designed for applications  personal digital assistants,
                                         which are space            global positioning systems and
                                         constrained                digital cameras
  --------------------------------------------------------------------------------------------------------

Packages Under Development

     We are currently developing packages and related processes based on flip-chip interconnect technology for use in various market sectors. Flip-chip packages employ advanced interconnect technology and deliver improved thermal and frequency characteristics to high performance semiconductors that require a large number of interconnects in a small package.

     Flip-chip interconnect packaging allows even higher density for a given die area than standard BGA packaging. Like BGA, flip-chip packages use balls to connect to the printed circuit board. Within the flip-chip package, however, the die is connected to these balls by the use of an array of solder bumps on the bottom of the die as opposed to the traditional method used in BGA of wire bonding the die to the balls. The use of solder bump interconnects to the balls enables a higher density of interconnects resulting in the potential for smaller packages and improved thermal and frequency characteristics.

                             Flip Chip BGA Graphic

     Flip-chip packages are designed to be used in smart card applications, high performance networking and graphics and processor applications. We anticipate our flip-chip packages typically will have between 6 and 1500 I/Os.

  --------------------------------------------------------------------------------------------------------
                             NUMBER OF
  PACKAGE FORMAT               I/OS             DESCRIPTION                    APPLICATIONS
  --------------------------------------------------------------------------------------------------------
  Flip Chip BGA............  200-800     Developed for mid-range    ASICs and high performance
                                         applications that require  networking and processor solutions lower package cost
                                         through reduced die size
                                         and elimination of lower
                                         yielding wire bond
                                         processes
  --------------------------------------------------------------------------------------------------------
   High Performance Flip     800-1500    BGA packages developed     WAN/LAN servers, high-end PCs and
     Chip BGA (Flip Chip                 for high-end applications  high-speed Internet communications
     FEBGA)................              that require high          applications
                                         electrical and high
                                         thermal performance
                                         requirements
  --------------------------------------------------------------------------------------------------------
   Flip Chip Chip Size        6-200      Developed for low I/O      Portable and hand-held devices
     Package (CSP).........              applications that require
                                         small footprint, reduced
                                         thickness and reduced
                                         cost
  --------------------------------------------------------------------------------------------------------
   Direct Chip Attach (DCA)    6-50      Semiconductor die that     Proximity sensors, mobile phones,
     Flip Chip.............              attaches directly to the   personal digital assistants and
                                         printed circuit board      pagers
                                         without a package.
                                         Developed for radio
                                         frequency applications
  --------------------------------------------------------------------------------------------------------

     We are also developing new materials and processes to support our customers' future flip-chip requirements. See "-- Research and Development -- Assembly Services."

     In addition, we continue to increase our support functions for thermal, electrical, stress and package and board level reliability characterization. We offer a full range of thermal simulation and actual testing for all of our existing packages and packages under development. We have a full service reliability laboratory that can stress test assembled semiconductors. In conjunction with local institutes and laboratories, we can also perform board level reliability testing of surface mount assembled packages.

     We have begun working with customers to develop wafer backgrinding and die saw of wafers for gallium arsenide (GaAs) devices. This is an important development in support of our commitment to develop packages and services in response to the specialized needs of our customers. In conjunction with a specific customer, we have made investments in capital, technology and personnel in support of this project.

PRE-PRODUCTION SERVICES

     We have developed pre-production services to address the growing needs of our customers. Our pre-production services for assembly include package development and supply chain management, and for testing include software and hardware development. We offer these services in both Singapore and our facilities in California.

     Package Development. Our package development group interacts with customers early in the design process to optimize package design and manufacturability. For each project, our engineers create a design strategy in consultation with our customer to address the customer's requirements, package attributes, design guidelines and previous experience with similar products. After a design is finished, we provide quick-turn prototype services. By offering package design and prototype development, we can reduce our customer's development costs, accelerate time-to-volume production and ensure that new designs can be properly packaged at a reasonable cost.

     Supply Chain Management. We provide a full range of materials procurement and management services and work in partnership with key raw material and equipment suppliers to ensure reliable production readiness at reasonable cost. We manage inventory with automated materials handling processes using integrated Oracle software systems.

     Test Software and Hardware Development. We work closely with our customers to provide sophisticated software engineering services, including test program development, conversion and optimization. Generally, testing requires customized software to be developed for each particular semiconductor. Software is typically provided by the customer and may be converted by us for use on one or more of our tester platforms. Once a conversion test program has been developed, we perform trial tests to correlate the test software. Customer feedback on the test results enables us to adjust the conversion test programs prior to actual production testing. We assist our customers in collecting and analyzing the test results and develop engineering solutions to improve their design and production process. We also provide customers with test development services where we will develop the test software program based on test specifications provided by the customer.

DROP SHIPMENT SERVICES

     We provide drop shipment services including the delivery of final tested semiconductors to our customers' end-customers in any part of the world. We directly bill our customers for the cost of drop shipment. We believe that our ability to offer drop shipment services is an important factor in maintaining existing customers as well as attracting new customers.

RESEARCH AND DEVELOPMENT


     Our research and development efforts are focused on developing test and assembly services required by our existing customers and that are necessary to attract new customers. As of January 10, 2000, we employed 66 engineers dedicated to our research and development activities. In addition, our management and other operational personnel are also involved in research and development activities. We expect to continue to invest significant resources in research and development.


TEST SERVICES

     We focus on developing new equipment, software and processes to enhance efficiency and reliability and to shorten test times. Our current projects include creating multi-site testing, test program optimization and hardware improvements designed to permit improved utilization of existing test equipment. When necessary we also design and build specialized equipment that is not available from outside vendors.

     In addition to the research and development work being done at our facilities in Singapore, we have established a new test development center located in San Jose, California. Our new test development center is designed to help our existing and potential U.S. customers reduce the time to market. Specifically, the new test development center is expected to:

     - develop and debug test software prior to production;

     - complete test software conversions for customers; and

     - offer our U.S. and offshore customers, in conjunction with our Singapore facility, continuous access to our development capabilities.

ASSEMBLY SERVICES

     We have established a dedicated group of engineers whose primary focus is the development of new, advanced packages. Because we typically offer our assembly services to our existing test customers, we are in a position to better understand their packaging needs. As a result, we focus our assembly research and development efforts in part on developing packages tailored to their individual needs. In addition, we are a member of the Singapore Institute of Microelectronics, or IME, that is dedicated to developing emerging technologies. Working with IME gives us access to technical libraries, high technology analytical laboratories and equipment, and design resources without extensive capital investment by us. IME is a non-profit government sponsored development center with the main goal of increasing the technical expertise, knowledge base and capability of Singapore. Many multinational corporations, local companies, and electronics industry suppliers are members, including companies such as Hewlett-Packard, Lucent Technologies and National Semiconductor.

MARKETING AND SALES

     Our marketing strategy is to target potential customers who are industry leaders in technology development; require mixed-signal or high performance digital testing capabilities or require high-end assembly packages; and present significant volume growth opportunities. In addition, we target new fabless start-up companies participating in fast-growing market segments.

     We believe our customers place great value on our willingness to offer them the test and assembly services they request without the obligation of purchasing other services we offer. Our customers can also take advantage of our services on a "back-end turnkey" basis which includes wafer probe, assembly, final test and drop shipment services. In addition to the services we provide our customers directly, in conjunction with Chartered Semiconductor or other foundries, we can offer our customers services on a "full turnkey" basis which includes wafer fabrication.

     We believe that we have benefited significantly from our relationship with Chartered Semiconductor and that our proximity to and close working relationship with Chartered Semiconductor has enabled us to provide value added services to our customers. From time to time we engage in joint marketing efforts with Chartered Semiconductor. We intend to establish strategic relationships with other third party providers of complementary semiconductor services, such as foundry services, if these relationships benefit our business.

     We market our services through a direct sales force strategically located in offices in Singapore; the United Kingdom; Japan; Milpitas and Irvine, California; Boston, Massachusetts; Raleigh-Durham, North Carolina; Dallas, Texas and Phoenix, Arizona. Our basic sales unit is the account team which consists of a sales manager, account managers and customer service representatives. Qualified technical product managers support each account team.

     We price our test services principally on the basis of the amount of time, measured in CPU seconds, taken by the testing equipment, including testers and handlers, to execute the test programs that are specific to the customer's semiconductors. The price per CPU second for each particular semiconductor is determined based on a number of factors including the complexity of the semiconductor; number of functions tested; time required to test the semiconductor pursuant to the customer's specifications; labor cost; ability of the equipment to parallel test (test multiple semiconductors simultaneously); and cost of the equipment to perform the test services. For example, testing complex, high-performance semiconductors is priced significantly higher per CPU second than testing less complex or lower performance semiconductors. Wafer probe pricing is determined based on similar factors, including the cost of the equipment used to perform the testing services; labor cost; time required to test the semiconductor pursuant to the customer's specifications and the number of die tested per wafer. Assembly services are priced competitively against the market and vary depending on such factors as material cost and depreciation expense. Design costs are not material but when incurred are charged to a customer separately or built into the unit price.

CUSTOMERS

     We provide test and assembly services to a growing number of customers worldwide consisting primarily of fabless companies, IDMs and foundries.

     Our ten largest customers accounted for almost all of our net revenues in 1996, 1997, 1998 and the nine months ended September 30, 1999. In 1998, our four largest customers, Analog Devices, Inc., Broadcom Corporation, Chartered Semiconductor Manufacturing Ltd (our affiliate) and Cirrus Logic, Inc. each represented in excess of 10% of net revenues and in the aggregate represented 63.9% of our net revenues. In the nine months ended September 30, 1999, our four largest customers, Analog Devices, Broadcom, Chartered Semiconductor and Level One each represented in excess of 9% of our net revenues and in the aggregate represented 65.8% of our net revenues. Chartered Semiconductor accounted for 20.9% and 16.2% of our net revenues in 1998 and the nine months ended September 30, 1999, respectively. We anticipate that our ten largest customers will continue to account for a high percentage of our net revenues for the foreseable future. In 1996, 1997, 1998 and the nine months ended September 30, 1999, 45.0%, 24.3%, 24.5% and 16.8% of our net revenues were derived from sales of test or assembly services to our affiliates, principally Chartered Semiconductor.

     The following table sets forth some of our customers:

Actel Corporation               DynaChip Corporation            PMC-Sierra, Inc.
Advanced System Products, Inc.  Ericsson Components AB          Philips Electronics Asia
Alcatel Microelectronics N.V.   Fairchild Semiconductor         Pacific Pte Ltd
Analog Devices, Inc.            International, Inc.             Sigmatel, Inc.
Broadcom Corporation            Infineon Technologies Asia      STMicroelectronics Pte Ltd
Centillium Technology             Pacific Pte Ltd               Standard Microsystems
  Corporation                   Level One Communications, Inc.    Corporation
Chip Express Corporation        Marvell Technology Group Ltd    Synaptics, Inc.
Cirrus Logic, Inc.              Motorola Inc.                   TDK Corporation
Conexant Systems, Inc.          National Semiconductor          TeraLogic, Incorporated
Chartered Semiconductor           Corporation                   Texas Instruments Incorporated
  Manufacturing Ltd             Nortel Networks Corporation     Wolfson Microelectronics Ltd.
Dallas Semiconductor            Oak Technology, Inc
  Corporation

     The following table sets forth for the periods indicated the percentage of our net revenues derived from testing and assembly of semiconductors used in communications, personal computers and other applications.


                                                              YEAR ENDED       NINE MONTHS ENDED
                                                             DECEMBER 31,        SEPTEMBER 30,
                                                            ---------------    -----------------
                                                            1997      1998           1999
                                                            -----    ------    -----------------
Communications..........................................     19.6%     38.6%          62.1%
Personal Computers......................................     67.6      49.7           33.3
Other...................................................     12.8      11.7            4.6
                                                            -----    ------          -----
  Total.................................................    100.0%    100.0%         100.0%
                                                            =====    ======          =====

     We characterize a sale geographically based on the country in which the customer is headquartered. The following table sets forth the geographical distribution, by percentage, of our net revenues for the periods indicated.

                                                              YEAR ENDED      NINE MONTHS ENDED
                                                             DECEMBER 31,       SEPTEMBER 30,
                                                            --------------    -----------------
                   GEOGRAPHICAL AREA                        1997     1998           1999
                   -----------------                        -----    -----    -----------------
United States...........................................     67.8%    64.1%          69.5%
Europe..................................................      0.0      0.0            3.0
Singapore...............................................     24.4     24.6           16.8
Rest of Asia............................................      7.8     11.3           10.7
                                                            -----    -----          -----
  Total.................................................    100.0%   100.0%         100.0%
                                                            =====    =====          =====

     Our customers generally do not place their purchase orders far in advance. As a result, we do not typically operate with any significant backlog.

CUSTOMER SERVICE

     We place a strong emphasis on quality customer service which we believe is a significant factor in our customer's selection of us for their test and assembly services. Our broad service offerings, dedicated customer account teams and commitment to finding solutions to our customers' needs and problems have enabled us to develop important relationships with many of our customers. We have received numerous awards in the area of customer service from our customers, including Broadcom, Cirrus Logic, Hewlett-Packard, Level One and TDK Corporation.

     Our objective is to work very closely with our customers so that they consider us an integral, strategic partner in their business. For example, we work closely with our customers during the pre-production period by providing technical input and guidance to assist in the development of test programs and packages. Our computer software enables customers to obtain information regarding work in process via the Internet. We have located our assembly design center in Milpitas, California and have recently established a test development center in San Jose, California to enable us to work more closely with a large number of our customers who are located in the U.S.

QUALITY CONTROL

     Customers require that our facilities and procedures undergo a stringent vendor qualification process. The qualification process typically takes from two to six weeks but can take longer depending on the requirements of the customer. For test qualification, a process known as correlation is first undertaken. During this correlation process, which typically takes from two days to two weeks, the customer provides us with sample semiconductors to be tested and either provides us with the test program or requests that we develop a conversion program.

     We maintain a quality control staff comprised of engineers, technicians and other employees whose responsibility is to monitor our test and assembly processes to ensure they meet our quality standards. Our in-house laboratory is equipped with advanced analytical tools and provides the necessary equipment and resources for our research and development and engineering staff to continuously enhance product quality and process improvement.

     Our test and assembly operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. federal 209E class 10,000 and 100,000 standards. We may in the future experience production interruptions due to technical problems in the clean room environment. Any interruption in our operations could have a material adverse effect on our results of operations. See "Risk Factors -- We need a clean room environment for our operations."

     Our test and assembly operations in Singapore are ISO 9001, 9002 and 14001 certified. All three standards are issued and certified by the International Standards Organization. ISO 14001 is an international standard on environmental management system, to support environmental protection and prevention of pollution in balance with socio-economic needs. ISO 9002 standards set forth what is required to ensure production of quality products and services. ISO 9001 standards set forth a quality management system and address design, development, production, installation and servicing. The ISO certification process involves periodically subjecting production processes and quality management systems to stringent third party review and verification. ISO certification is required for sales of products to certain customers that look to an ISO certification as a threshold indication of our quality control standards. In addition, we attained Level 1 Semiconductor Assembly Council, or SAC, certification in November 1999. SAC certification is one of the most prestigious certifications in the semiconductors manufacturing industry.

FACILITIES AND EQUIPMENT

FACILITIES

     We presently operate from a 560,000 square foot facility in Singapore which opened in November 1997. In addition to our test and assembly operations, this facility houses our corporate executive, administrative, sales and marketing and finance offices. We constructed this facility on land leased from the Housing Development Board, a statutory board of the Government of Singapore, for a term expiring March 2026 with an option for renewal. The facility is designed to accommodate:

     - 300,000 square feet of test space;

     - 120,000 square feet of assembly space;

     - 500 testers;

     - 720 wire bonders; and

     - 72 mold systems.

     In addition to our headquarters in Singapore, we also have an assembly design center in Milpitas, California and a test development center in San Jose, California.

EQUIPMENT

     Our operations and expansion plans depend on us being able to obtain an adequate supply of test and assembly equipment on a timely basis. We work closely with our major equipment suppliers to ensure that equipment is delivered on time and such equipment meets our stringent performance specifications.

     Equipment commodity teams comprising employees from each of engineering, maintenance and purchasing have been formed to manage and procure equipment that meet our customers' current and future needs. The teams conduct a regular review of future technology roadmaps, cost performance targets, which include cost of spares, uptime and speed, as well as upgradability and flexibility. The teams' activities also include regular benchmarking, setting expectations and design requirements for future generations of equipment and beta-site testing of equipment. These activities provide a basis for us to determine our ongoing equipment needs.

     With the exception of a few key suppliers that provide reserved equipment delivery slots and price discount structures, we have no binding supply agreements with any of our suppliers. A reserved equipment delivery slot is one which allows us to obtain an accelerated delivery of the equipment over and above the delivery schedule previously committed by the supplier. Typically, price discounts are offered for volume purchases. We acquire our test and assembly equipment on a purchase order basis, which exposes us to substantial risks. The unavailability of new test or assembly equipment; the failure of such equipment or other equipment acquired by us to operate in accordance with our specifications or requirements; or delays in the delivery of such equipment, could delay implementation of our expansion plans and could materially and adversely affect our results of operations or financial condition. See "Risk Factors -- We may be unable to obtain testing and assembly equipment when we require it."

Testing Equipment

     Testing equipment is one of the most critical components of the testing process. We generally seek to maintain testers from different vendors with similar functionality and the ability to test a variety of different semiconductors. In general, particular semiconductors can be tested on only a limited number of specially configured testers. As part of the qualification process, customers will specify the equipment on which their semiconductors may be tested, and we then develop test program conversion software that enable us to test these semiconductors on multiple equipment platforms. This portability between testers enables us to allocate semiconductors tested across our available test capability and thereby improve capacity utilization rates. We purchase testing equipment from major international manufacturers, including Advantest Singapore Pte Ltd, Credence Systems Corporation, Agilent Technologies, LTX Corporation, Schlumberger Measurement & Systems Pte Ltd and Teradyne Inc.


     We operate approximately 165 testers, including 116 for mixed-signal testing, 36 for digital testing and 13 for memory testing and in certain cases where a customer has specified testing equipment that is not widely applicable to other products that we test, we have required the customer to provide the equipment on a consignment basis. Presently 18 of the aggregate 165 testers we operate are on consignment and 17 of the 18 are used for mixed-signal testing.


     In addition to testing equipment, we maintain a variety of other types of equipment, such as automated handlers and probers (with special handlers for wafer probing), scanners, reformers and PC workstations for use in software development.

Assembly Equipment


     The primary equipment used in assembly includes wire bonders and mold systems. We own and operate approximately 364 wire bonders and approximately 36 mold systems. Certain of our wire bonders allow for interchangeability between lead frame and laminate packages. We purchase wire bonders from major international manufacturers, including Kulicke & Soffa Industries, Inc. and ESEC Asia Pacific Pte Ltd. We purchase mold systems from major international manufacturers, including Apic Yamada Corporation and Dai-Ichi Seiko Co Ltd. We have recently purchased gallium arsenide wafer saw and backgrind equipment.


RAW MATERIALS

     Our assembly operations depend on obtaining an adequate supply of raw materials on a timely basis. The principal raw materials used in assembly are leadframe or laminate substrates, gold wire and molding compound. We generally purchase raw materials based on the non-binding forecasts provided to us by our customers. However, our customers are generally not responsible for any unused raw materials that result from a forecast exceeding actual orders. We work closely with our primary suppliers, providing them with a six-month rolling forecast and weekly requirement schedules. Accordingly, our suppliers are better able to supply us with raw materials. We are not dependent on any one supplier for a substantial portion of our raw material requirements. The unavailability of an adequate supply of raw materials could materially and adversely affect our business, financial condition and results of operations. See "Risk Factors -- We are dependent on raw material suppliers and do not have any long-term supply contracts with them."

COMPETITION

     The independent semiconductor test and assembly service industry is very competitive and diverse. In order to compete, we must offer state-of-the-art testing services and bring the most technologically advanced packages to market as quickly as our competitors and at comparable prices. Test and assembly services are provided by both large multi-national companies and small niche market competitors. We face substantial competition from a number of competitors that are much larger in size. These competitors' facilities are primarily located in Asia and include Advanced Semiconductor Engineering, Inc. (Taiwan), Amkor Technology, Inc. (Korea and Philippines), ASE Test Limited (Taiwan and Malaysia), ASAT, Ltd. (Hong Kong), ChipPAC Incorporated (Korea), Siliconware Precision Industries Co., Ltd. (Taiwan), and Shinko Electric Industries Co. Ltd. (Japan).

     Each of these companies has significant manufacturing capacity, financial resources, research and development, operations, marketing and other capabilities and has been in operation for some time. Such companies have also established relationships with many of our current or potential customers.

     We also face competition from the internal capabilities and capacity of many of our current and potential IDM customers. Many IDMs have greater financial and other resources than we do and may rely on internal sources for test and assembly services due to:

     - their desire to realize higher utilization of their existing test or assembly capacity;

     - their unwillingness to disclose proprietary technology;

     - their possession of more advanced testing or assembly technologies; and

     - the guaranteed availability of their own test or assembly capacity.

     The principal elements of competition in the independent semiconductor assembly industry include variety of packages offered, price, location, available capacity, cycle time, engineering capability, technical competence, customer service and flexibility. If our competitors are able to bring their new packages to market faster or at lower prices than we can, our net revenues may be affected. In the area of test services, we compete on the basis of quality, cycle time, pricing, location, available capacity, software development, engineering capability, technical competence, customer service and flexibility. Our competitors in the independent testing market are both those listed above as well as smaller niche companies, offering limited services, which compete principally on the basis of engineering capability, location and available capacity.

     While we believe that we compete favorably with our principal competitors, we cannot assure you that we will be able to compete successfully in the future against our existing or potential competitors or that our operating results will not be adversely affected by increased price competition. See "Risk Factors -- Our industry is very competitive."

INTELLECTUAL PROPERTY

     Our operational success will depend in part on the ability to develop and protect our intellectual property. We currently have one issued patent and we have applied for 15 additional patents in the United States related to various aspects of our semiconductor test and assembly. We have also applied for patents in certain other countries where appropriate. If the patents are granted, we may seek to cross-license or share our intellectual property portfolio at a future time if it is advantageous for us to do so. We expect to file patent applications primarily in the United States, Singapore, Taiwan and the European Union, but may also file in other countries to protect our proprietary technologies, where appropriate.

     We have licensed patent rights from Motorola, Inc. to use technology in manufacturing BGA packages under an agreement which will expire in 2002 and is subject to renewal. Under this agreement, we are required to pay Motorola a royalty based upon the number of pads on each BGA package.

     When we are aware of intellectual property of others that may pertain to or affect our business, we will attempt to either avoid processes protected by existing patents, cross-license or otherwise obtain certain process or package technologies. In addition, we execute confidentiality and non-disclosure agreements with our customers and consultants and limit access to and distribution of our proprietary information.

     Our continued success will rely in part on the technological skills and innovation of our personnel and our ability to develop and maintain proprietary technologies. The departure of any of our management or technical personnel and the breach of their confidentiality and non-disclosure obligations or our failure to achieve our intellectual property objectives could have a material adverse effect on our business, financial condition and results of operations.

     Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology and the proprietary technology of our customers entrusted to us by our customers during the testing process and to avoid infringement of existing and future intellectual property of others. We cannot assure you that patents will be issued for pending or future applications or that, if patents are issued, they will not be challenged, invalidated or avoided, or that rights granted thereunder will provide adequate protection or other commercial value to us. The laws of certain countries in which our services are or may be sold may not protect our packages and our intellectual property rights to the same extent as the laws of the United States or other countries where our intellectual property may be filed or registered. In addition, certain countries in which our services are or may be sold could have rights or laws governing intellectual property about which we are unaware.

     In the event that any valid claim is made against us, we would be required to:

     - stop using certain processes;

     - cease manufacturing, using, importing or selling infringing packages;

     - pay substantial damages;

     - develop non-infringing technologies; or

     - attempt to acquire licenses to use the infringed technology.

     As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights and the functionality of the packages in the market further overlap, we believe that companies in our industry may face more frequent patent infringement claims. Although there are no pending or threatened intellectual property lawsuits against us, we may face litigation or patent infringement claims in the future. We may also have to commence lawsuits against companies who infringe our intellectual property rights. Such claims could result in substantial costs and diversion of our resources.

     A third party claiming infringement may also obtain an injunction or other equitable relief, which could effectively block the distribution or sale of allegedly infringing packages. Although we may seek licenses from third parties covering the intellectual property that we are allegedly infringing, we cannot guarantee that any such licenses could be obtained on acceptable terms, if at all.

ENVIRONMENTAL MATTERS AND COMPLIANCE

     Our test and assembly operations do not generate significant pollutants. Our operations are subject to regulatory requirements and potential liabilities arising under Singapore laws and regulations governing among other things, air, emissions, waste water discharge, waste storage, treatment and disposal, and remediation of releases of hazardous materials. We have implemented an environmental monitoring system. We send samples of our air emissions, treated water and sludge to third party accredited laboratories for testing to ensure our compliance with the environmental laws and regulations that apply to us. We believe that we are in compliance with all applicable environmental laws and regulations. Expenditures on environmental compliance currently represent an insignificant portion of our operating expenses. We are certified ISO 14001 by the Productivity and Standards Board (Singapore) and the Japan Audit Compliance Organization.

EMPLOYEES


     As of January 10, 2000, we had 1,776 employees worldwide of whom 1,206 were operations personnel, 275 were engineering personnel, 75 were sales and marketing personnel and 220 were general, administrative and executive management personnel. We actively recruit to attract the highest quality personnel in the region.

     Our employees are not covered by any collective-bargaining arrangement. We believe that our relationship with our employees is good and we have had very low employee turnover. We maintain confidentiality and non-competition agreements with all of our key employees through our letters of appointment with them.

LEGAL PROCEEDINGS

     We believe that we are not a party to any legal proceedings which would, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

INSURANCE

     We maintain insurance policies covering losses, including losses due to business interruption and losses due to fire, which we consider to be adequate. Our insurance policies cover our buildings, machinery and equipment. Significant damage to our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our business, financial condition and results of operations. We are not insured against the loss of any of our key personnel.

ENFORCEMENT OF CIVIL LIABILITIES

     We are incorporated in Singapore. Most of our directors and executive officers named in this prospectus live outside the United States. Also, most of our assets are located outside the United States. As a result, you may not be able to:

     - effect service of process upon us or these persons within the United States; or

     - enforce against us or these persons in United States courts, judgments obtained in United States courts. These include judgments relating to the federal securities laws of the United States.

     Our Singapore legal adviser, Allen & Gledhill, has advised us that judgments of U.S. courts based on the civil liability provisions of the federal securities laws of the United States are not enforceable in Singapore courts. Our Singapore legal adviser has also advised us that there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based only upon the civil liability provisions of the federal securities laws of the United States.

     The President of Singapore Technologies Assembly and Test Services, Inc., will act as our agent to receive service of process with respect to any action brought against us in:

     - the United States District Court for the Southern District of New York under the securities laws of the United States or any State of the United States; or

     - the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

                                   MANAGEMENT

     Our directors and executive officers are as follows:


                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
BOARD OF DIRECTORS AND CERTAIN EXECUTIVE
OFFICERS
Tan Bock Seng(1)..........................  56    Chairman of the Board of Directors & Chief
                                                    Executive Officer
Lim Ming Seong(2)(3)......................  52    Deputy Chairman of the Board of Directors
Lee Joon Chung............................  42    Director and President
Sum Soon Lim(1)...........................  56    Director
Steven Hugh Hamblin(2)....................  52    Director
Koh Beng Seng(1)..........................  49    Director
Liow Voon Kheong..........................  48    Director
Premod Paul Thomas(2).....................  42    Director
Charles Richard Wofford(1)(3).............  66    Director
June Chia Lihan...........................  46    Alternate Director to Mr. Lee(4)
                                                  Executive Vice President, Sales and
                                                    Marketing
Gan Chee Yen..............................  40    Alternate Director to Mr. Thomas(4)
Lai Yeow Hin..............................  35    Alternate Director to Mr. Liow(4)
OTHER EXECUTIVE OFFICERS
Wong Kok Kit..............................  37    Chief Financial Officer
Lee Hoong Leong...........................  42    Vice President, Leaded Business
Tan Chee Keong............................  38    Vice President, Test Business
John Briar................................  37    Vice President, Packages Technology
                                                    Development
Steve Liew................................  39    Vice President, Array Business
Choong Chan Yong..........................  41    Vice President, Sales and Marketing
John McCarvel.............................  43    President, Singapore Technologies Assembly
                                                    and Test Services, Inc.


---------------
(1) Member of the Audit Committee.
(2) Member of the Budget Committee.
(3) Member of the Executive Resource and Compensation Committee.
(4) Under Singapore companies law, a director appointed by a company may, if permitted by the Articles of Association of such company, appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director of such company for a period of time. See "-- Board of Directors."

     None of our Directors, Executive Officers or substantial shareholders is related to another.

TAN BOCK SENG

     Tan Bock Seng has served as a director since January 1995 and has been our Chairman and Chief Executive Officer since May 1998. He became a member of our Audit Committee in April 1999. Mr. Tan has 29 years of experience in the semiconductor industry and has held key positions in several multinational corporations, including Fairchild Singapore Pte Ltd and Texas Instruments Singapore Pte Ltd. He was President of Chartered Semiconductor from 1993 to 1998 and Managing Director of National Semiconductor, Singapore, from 1988 to 1993. Mr. Tan received his Bachelor of Science in Mathematics from the University of Singapore.

LIM MING SEONG

     Lim Ming Seong became our Deputy Chairman in June 1998 and was appointed Chairman of the Budget Committee in April 1999. He was also a member of the Employees' Share Ownership Scheme

Committee, which has subsequently been replaced by the Executive Resource and Compensation Committee of which he is a member. Mr. Lim is the Group Director of Singapore Technologies, Deputy Chairman of the Board of Directors of Chartered Semiconductor and Chairman of CSE Systems & Engineering Ltd. After joining Singapore Technologies in December 1986, Mr. Lim has held various senior positions in the Singapore Technologies Group. Prior to joining Singapore Technologies, Mr. Lim was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Applied Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. Mr. Lim also participated in the Advanced Management Programs at INSEAD and Harvard University.

LEE JOON CHUNG

     Lee Joon Chung has been our President since February 1997 and was appointed to our board of directors in October 1998. Prior to serving as President, Mr. Lee was our General Manager from January 1995 to February 1997. From 1990 to 1994, Mr. Lee was with Microchip Technology and served as its Vice President of Far East Operations from July 1993 until February 1994. Mr. Lee received his Bachelor of Science in Mechanical Engineering from the University of Alberta, Canada.

SUM SOON LIM

     Sum Soon Lim was appointed to our Board of Directors in January 1998 and became Chairman of the Audit Committee in April 1999. Mr. Sum is currently a part-time corporate advisor to Singapore Technologies and is on the Board of Directors of Chartered Semiconductor. Prior to accepting his position with Singapore Technologies, Mr. Sum worked for the Singapore Economic Development Board, DBS Bank, J.P. Morgan Inc., Overseas Union Bank and Nuri Holdings (S) Pte Ltd, a private investment holding company. Mr. Sum is also a member of the Securities Industry Council. Mr. Sum received his Bachelor of Science (Honors) in Production Engineering from the University of Nottingham, England.

STEVEN HUGH HAMBLIN

     Steven Hugh Hamblin was appointed to our Board of Directors in June 1998 and became a member of the Budget Committee in April 1999. Mr. Hamblin joined Compaq Computer Corporation in 1984 and was its Vice-President, System Division Operations from 1995 to 1996. He was with Texas Instruments for ten years before leaving as its Division Controller, Semiconductor Group, to join General Instrument, Microelectronics Division, New York in 1983 as its Group Financial Executive. Mr. Hamblin received his Bachelor of Science in Civil Engineering from the University of Missouri, Columbia and his Master of Science in Industrial Administration from Carnegie-Mellon University.

KOH BENG SENG

     Koh Beng Seng was appointed to our Board of Directors in February 1999 and became a member of the Audit Committee in April 1999. He is currently Senior Advisor to Asia Pulp & Paper Co. Ltd and an advisor to the International Monetary Fund. He is on the Board of Directors of Chartered Semiconductor. Mr. Koh is active in the financial services sector and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. Mr. Koh received his Bachelor of Commerce (First Class Honors) from Nanyang University and his MBA from Columbia University. Mr. Koh was awarded an Overseas Postgraduate Scholarship by the Monetary Authority of Singapore in 1978. In 1987, the President of the Republic of Singapore awarded him a Meritorious Service Medal.

LIOW VOON KHEONG

     Liow Voon Kheong was appointed to our Board of Directors in October 1997. Mr. Liow is presently Assistant Managing Director (Operations) of the Economic Development Board, General Manager of EDB Investments Pte Ltd, Director/General Manager of EDB Ventures Pte Ltd and EDB Ventures 2 Pte

Ltd and General Manager of PLE Investments Pte Ltd. Mr. Liow started his career with the Economic Development Board in 1976. He received his Bachelor of Engineering (Electrical & Electronics) and his Diploma in Business Administration from the University of Singapore.

PREMOD PAUL THOMAS

     Premod Paul Thomas was appointed to our Board of Directors in March 1998 and became a member of the Budget Committee in April 1999. Mr. Thomas is Director (Finance) of Singapore Technologies and is an Alternate Director on the Board of Directors of Chartered Semiconductor. Before joining Singapore Technologies he was with Tirtamas Group, Jakarta, as Group Executive Advisor from 1995 to 1998 and with Bank of America from 1983 to 1995. Mr. Thomas received his Bachelor of Commerce (First Class Honors) from Loyola College, India in 1977. He is a Certified Associate of the Indian Institute of Bankers, Bombay, and has an MBA from the Indian Institute of Management, Ahmedabad.

CHARLES RICHARD WOFFORD

     Charles Richard Wofford was appointed to our Board of Directors in February 1998 and became a member of the Audit Committee and the Executive Resource and Compensation Committee in April and August 1999, respectively. Mr. Wofford is presently the Vice-Chairman of FSI International. Mr. Wofford was with Texas Instruments for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, CEO and President of Farr Company from 1992 to 1995. He received his Bachelor of Arts in Mathematics and Psychology from Texas Western College.

JUNE CHIA LIHAN

     June Chia Lihan was appointed Alternate Director to Lee Joon Chung in October 1998. Ms Chia joined us in 1994 and became our Executive Vice-President, Worldwide Sales & Marketing in April 1998. From 1991 to 1994, Ms. Chia was with Nortel Australis and served as its Director of Manufacturing Operations from early 1993 to July 1994. Ms. Chia received her Bachelor of Engineering (First Class Honors) from the University of Singapore and her MBA from the National University of Singapore.

GAN CHEE YEN

     Gan Chee Yen was appointed alternate Director to Premod Paul Thomas in July 1999. Mr. Gan has been in the finance accounting field for more than 15 years and is currently the Group Financial Controller of Singapore Technologies. He was the Senior Manager of Singapore Technologies Marine Ltd before joining Singapore Technologies in September 1996 as the Group Financial Controller. Mr. Gan received his Bachelor of Accountancy from the National University of Singapore.

LAI YEOW HIN

     Lai Yeow Hin was appointed Alternate Director to Liow Voon Kheong in October 1997. Mr. Lai started his career with the Singapore Economic Development Board in the electronics industry in 1990. He is presently holding concurrent positions as Chief Information Officer and Deputy Director, Electronics (Industry Development Division), Economic Development Board. From December 1992 to January 1996, Mr. Lai was the Director of the Economic Development Board's office in Los Angeles. He was a Founding Director of the Singapore American Business Association of Southern California from 1994 to 1996. Currently, Mr. Lai is a member of the management board of the Centre for Wireless Communications at the National University of Singapore and a member of the management board of the Centre for Signal Processing at the Nanyang Technological University. Mr. Lai received his Master of Science (Electrical Engineering) from the University of Illinois (Urbana-Champaign).

WONG KOK KIT

     Wong Kok Kit joined us in February 1998 and became our Chief Financial Officer in May 1999. Mr. Wong has more than 14 years of professional experience in finance and accounting. From 1990 to

1998, he worked for Seagate Technology in various financial capacities, serving as its Finance Director for seven years. Mr. Wong received his Bachelor of Business Administration from the National University of Singapore in 1985.

LEE HOONG LEONG

     Lee Hoong Leong joined us in April 1996 and became our Vice President of Leaded Business in May 1998. Mr. Lee has held a number of management positions at Texas Instruments and National Semiconductor Singapore in operations management, logistics, quality assurance and equipment engineering. Mr. Lee received his Bachelor of Engineering (Mechanical) from the University of Singapore in 1980.

TAN CHEE KEONG

     Tan Chee Keong joined us in June 1996 and became our Vice President of Test Business in April 1998. Prior to joining us, Mr. Tan was Operations Manager with Cyrix Asia Pacific from 1993 to 1996 and Supervising Engineer with Advanced Micro Devices Singapore Pte Ltd from 1987 to 1993. Mr. Tan received his Bachelor of Science from University of London in 1984.

JOHN BRIAR

     John Briar joined us in September 1997 and became our Vice President of Packages Technology Development in April 1999. Prior to joining us, Mr. Briar had more than ten years of package development and managerial experience with Northern Telecom, Compaq, Amkor and Alphatec Electronics. Mr. Briar received his Bachelor of Science from the University of Central Florida in 1989.

STEVE LIEW

     Steve Liew joined us in September 1998 and became our Vice President of Array Business in May 1999. Prior to joining us, he was Director, CABGA Operations with Amkor/Anam Advanced Packaging Inc in the Philippines. Mr. Liew held various managerial positions in Amkor/Anam from 1994 to 1998. Before joining Amkor, he had over 16 years of experience working in semiconductor assembly and packaging with Advanced Micro Devices, Western Digital, Silicon System and General Electric. Mr. Liew received his Bachelor of Science from California State University in 1984 and his MBA from University of La Verne, CA in 1991.

CHOONG CHAN YONG

     Choong Chan Yong has been our Vice President of Sales and Marketing since February 1999. From 1991 to 1999, Mr. Choong worked for Chartered Semiconductor in various management capacities, most recently as President -- Asia/Japan. Mr. Choong began his career as an engineer for Texas Instruments and later moved to National Semiconductor where he worked as Manufacturing Section Manager and then as Planning Manager. Mr. Choong received his Bachelor of Science from Ohio State University in 1983.

JOHN MCCARVEL

     John McCarvel joined us in January 1999 and became President of Singapore Technologies Assembly and Test Services, Inc. in July 1999. From 1996 to 1998, Mr. McCarvel served as Vice President of Strategic Business Development at Micron Custom Manufacturing Services, Inc. He was with Dovatron International from 1990 to 1996, in various key positions including President of Western Operations (USA); Vice President of Worldwide Sales (based in France); and Vice President of Pacific Rim Operations (based in Singapore). From 1985 to 1990, he served as Corporate Controller (San Jose) and Director of Operations (based in Singapore) for Adaptec. Mr. McCarvel received his Bachelor of Science from Carroll College in 1985 and his MBA from the University of California in 1990.

BOARD OF DIRECTORS


     Our Articles of Association set the minimum number of directors at two. We currently have nine directors and three alternate directors. A portion of our directors are elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for reelection each year varies, but generally it is equal to one-third of the board, with the directors who have been in office longest since their reelection or appointment standing for reelection. Our Chief Executive Officer and President will not be required to stand for reelection as a director while he or she is in office. Because Singapore Technologies and its affiliates will own 74.5% of our outstanding ordinary shares upon completion of the global offering (assuming the underwriters do not exercise their overallotment option), it will be able to control actions over many matters requiring approval by our shareholders, including the election of directors.


     Our Articles of Association permit a director to appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director for a period of time. Under Singapore law, the alternate director is not merely an agent of the director but is accountable to the company for his or her actions as director during the period for which he or she acts as alternate director.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Audit Committee of our Board of Directors currently consists of Sum Soon Lim (Chairman), Charles Richard Wofford, Koh Beng Seng and Tan Bock Seng. The Audit Committee:

     - reviews the scope and results of the audits provided by our internal and independent auditors;

     - reviews and evaluates our administrative, operating, and internal accounting controls;

     - reviews material related party transactions; and

     - reviews the integrity of the financial information presented to our shareholders.

     The Executive Resource and Compensation Committee currently consists of Ms. Ho Ching (Chairman), Lim Ming Seong, and Charles Richard Wofford. Ms. Ho Ching is neither a director nor an executive officer of our company. She is the President & Chief Executive Officer of Singapore Technologies and was nominated by Singapore Technologies and co-opted to the committee. She serves on the boards of some companies within the Singapore Technologies Group. Our Articles of Association allows non-board members to serve on board committees, other than the Audit Committee which must comprise only board members under Singapore law. The Executive Resource and Compensation Committee:

     - establishes compensation policies and incentive programs for key executives;

     - approves salary reviews, bonuses and incentives for key executives;

     - approves share incentives, including share options and share ownership for executives;

     - approves key appointments and reviews succession plans for key positions; and

     - oversees the development of key executives and younger talented executives.

     The Budget Committee currently consists of Lim Ming Seong (Chairman), Premod Paul Thomas, and Steve Hugh Hamblin. The Budget Committee meets with our senior management three times a year to review our quarterly financial performance against our annual budget and to review our annual budget.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     In 1998, the aggregate amount of compensation paid by us to all our directors and executive officers listed above was approximately $1.6 million. In 1998, our directors received remuneration broken down as follows:

                                                       EXECUTIVE    NON-EXECUTIVE
                                                       DIRECTORS      DIRECTORS      TOTAL
                                                       ---------    -------------    -----
US$250,000 and above.................................      1             --            1
US$150,000 to 249,999................................      2             --            2
US$0 to US$149,999...................................     --              8            8

     The Company does not have any pension, retirement or other similar post-retirement benefits.

     Non-executive directors receive annual directors' fees except that directors' fees for those employed by Singapore Technologies are paid to Singapore Technologies and for those employed by EDBI are paid to EDBI. Those who are not employed by Singapore Technologies or EDBI also receive compensation for attending meetings of the board of directors. Directors are reimbursed for reasonable expenses they incur in attending meetings of the board and its committees. They may also receive compensation for performing additional or special duties at the request of the Board. Alternate Directors do not receive any compensation for serving or attending meetings of the Board. Mr. Tan Bock Seng and Mr. Lee Joon Chung, who are executive directors of the Company, do not receive directors' fees.

EMPLOYEE BENEFIT PLANS

EMPLOYEES' SHARE OWNERSHIP SCHEME

     Prior to December 6, 1999, we had an Employees' Share Ownership Scheme for employees and directors of STATS and its subsidiary, and of related companies within the Singapore Technologies Group. Under the scheme, options were granted based on rank, performance, years of service, contributions and potential for future development of the individual. The subscription price was payable in installments, with a first installment of 5% payable upon exercise of the option and the remaining amount due over a period of ten years following exercise. The exercise period was 30 days. Because shares were allotted and share certificates registered in the name of the holder following exercise (but prior to full payment), the scheme provided for the creation of partly paid shares. When we terminated the scheme, we replaced the unpaid portion of some partly paid shares with stock options under our Share Option Plan as described below.

     In May 1998, options to subscribe for 12,916,000 shares at a purchase price of S$0.42 per share were granted under the scheme, of which 12,174,000 were exercised. In November 1998, options to subscribe for an additional 8,961,000 shares at a purchase price of S$0.25 per share were granted, of which 8,600,000 were exercised. In May 1999, options to subscribe for 8,397,200 shares at a purchase price of S$0.25 per share were granted, of which 7,371,600 were exercised. The shares were partly paid and issued under the exercised options. All unexercised options have lapsed.

     We recognized share compensation expense for options granted to employees under the scheme. For each reporting period, compensation cost for shares granted under the scheme to employees was recorded over the requisite vesting period based on the current market value of our ordinary shares at the end of the relevant period.

     In connection with the global offering, we terminated the scheme effective December 6, 1999. Of the 28,125,600 partly paid shares then outstanding, 17,407,695 became fully paid shares upon payment of the second installment of the subscription price, 1,112,400 partly paid shares held by a subsidiary of Singapore Technologies were cancelled without replacement and the remaining 9,605,505 partly paid shares were cancelled and replaced with share options under our Share Option Plan. These new options have the same exercise price as the original partly paid shares.

SHARE OPTION PLAN

     Effective as of May 28, 1999, we adopted our Share Option Plan. The purpose of the plan is to offer selected individuals an opportunity to acquire or increase a proprietary interest in our company by purchasing our ordinary shares. Options granted under the Share Option Plan may be nonstatutory options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

     The aggregate number of shares that may be issued under the Share Option Plan and under all of our other share incentive and options schemes or agreements may not exceed 85 million shares (subject to anti-dilution adjustment pursuant to the Share Option Plan). If an outstanding option expires for any reason or is cancelled or otherwise terminated, the shares allocable to the unexercised portion of such option will again be available for the purposes of the Share Option Plan and all other share incentive and option schemes approved by our Board of Directors.

     The Share Option Plan is administered by the Executive Resource and Compensation Committee. Our employees, outside directors and consultants are eligible to receive option grants except as follows:

     - employees of our affiliates and our outside directors and consultants are not eligible for the grant of incentive stock options; and

     - employees, outside directors and consultants of our affiliates who are residents of the United States are not eligible for the grant of options.

     An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares or of the shares of our parent or subsidiary is not eligible for the grant of options unless:

     - the exercise price of the option is at least 110% of the fair market value of a share on the date of grant; and

     - in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.

     The exercise price of an incentive stock option shall not be less than 100% of the fair market value of a share on the date of grant. The exercise price of a nonstatutory option shall not be less than 85% of the fair market value of a share on the date of grant. In no event will the exercise price for a share be below the par value of that share.

     Options granted to persons other than officers, outside directors and consultants shall become exercisable at least as rapidly as 20% per year over the five-year period commencing on the date of grant.

     The exercisability of options outstanding under the Share Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of our company, as defined in the Share Option Plan. In addition, if we undertake an underwritten initial public offering, outstanding options will accelerate by 12 months if the optionee's service has not been terminated and his or her option agreement does not provide otherwise.

     Each grant under the Share Option Plan is evidenced by a share option agreement and the term of options granted may not exceed ten years from the date of grant. If the optionee's service with us is terminated, the optionee's outstanding options, to the extent then exercisable, remain exercisable for a specified period (which is based on the reason for the termination) following the date of termination. All options which are not exercisable at the date of termination lapse when the optionee's service terminates.

     The Executive Resource and Compensation Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price. No modification of an option shall, without the consent of the optionee, impair the optionee's rights or increase the optionee's obligations under such option.

     Options are generally not transferable under the plan. Shares issued upon the exercise of an option are subject to such rights of first refusal as the Executive Resource and Compensation Committee may determine.

     In the event of certain changes in our capitalization, the Executive Resource and Compensation Committee will make appropriate adjustments in one or more of the number of shares available for future grants under the Share Option Plan, the number of shares covered by each outstanding option or the exercise price of each outstanding option. If we are a party to a merger or consolidation, outstanding options will be subject to the agreement of merger or consolidation.

     The Share Option Plan will terminate automatically on May 28, 2009. The Executive Resource and Compensation Committee may amend, suspend or terminate the Share Option Plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the Share Option Plan, or which materially changes the class of persons who are eligible for the grant of incentive stock options, will be subject to the approval of our shareholders.

     As of June 12, 1999, options to purchase an aggregate of 1,570,400 shares at S$0.25 per share have been granted to eligible holders under the Share Option Plan. At the close of the option offer period, on July 11, 1999, 1,563,400 options were accepted. As of November 22, 1999, options to purchase an aggregate of 7,663,800 shares at the higher of S$2.00 or the initial public offering price have been granted to eligible holders under the Share Option Plan of which 140,000 and 4,150,000 were granted to non-executive directors and executive officers, respectively. At the close of the option offer period on December 7, 1999, 7,601,000 options were accepted. The options vest over five years and expire ten years from the date of grant which is June 12, 2009 and November 22, 2009, respectively (except in the case of options held by non-executive directors which expire five years from the date of grant). A total of 18,713,705 options were outstanding as of the date of this prospectus, including 361,000 and 10,022,500 options held by non-executive directors and executive officers, respectively.

     Total compensation cost is measured based on the difference between the fair value of the shares and the price at which the shares are offered under the plan at the time the shares are granted. Compensation expense is provided generally over the vesting period on a systematic basis. See Note 20 to our consolidated financial statements.

EMPLOYMENT AGREEMENTS

     Each of our employees, including our executive officers, is a party to an employment agreement with us which sets forth compensation and related terms of such person's employment. All such persons are employed until an appropriate termination notice is given, or payment in lieu of notice is given, by either party. We maintain confidentiality and non-competition agreements with all of our key employees through our letters of appointment with them.

     At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     We are part of the Singapore Technologies Group. The Singapore Technologies Group is a leading technology-based multi-national conglomerate based in Singapore. The Singapore Technologies Group provides a full array of multi-disciplinary capabilities, ranging from research and development, design and engineering, precision and high value-added manufacturing, major infrastructure development and management in the following five core business groups: Engineering, Technology, Infrastructure, Financial Services and Property. Other companies in the Singapore Technologies Group include Chartered Semiconductor.

     The Singapore Technologies Group is 100%-owned by Temasek Holdings (Private) Limited, the principal holding company through which the corporate investments of the Government of Singapore are held. Temasek Holdings (Private) Limited owns 78.3% of Singapore Technologies. The remaining 21.7% is owned by Singapore Technologies Holdings Ltd, which is in turn 100%-owned by Temasek Holdings (Private) Limited.

     We engage in transactions with companies in the Singapore Technologies Group in the normal course of our business. Such transactions are generally entered into on normal commercial terms. We are in the process of negotiating a turnkey contract with Chartered Semiconductor for our wafer sort, assembly and test services. In 1996, we hired ST Architects & Engineers Pte Ltd, a Singapore Technologies Group company, to provide us with professional services in relation to the construction of our Singapore facility. We paid ST Architects an aggregate of approximately $2.1 million under the contract. In addition, the construction contract of $38.0 million was awarded to a Singapore Technologies Group company, Singapore Technologies Construction Pte Ltd (now called Sembcorp Construction Pte Ltd). The construction of our facility was completed in August 1998.

     We lease the land on which our Singapore facility is situated pursuant to a long-term operating lease from the Housing Development Board, a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996, and is renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is S$84,333 ($49,500) per month subject to revision to market rate in March of each year, with the increase capped at 4% per annum.

     On April 14, 1998, we entered into an agreement with TriTech, an entity in the Singapore Technologies Group, to sublease the 5th floor of our Singapore facility for a term of 36 months. This agreement terminated on October 15, 1999. The monthly rental is S$81,000 ($49,000) per month subject to revision in March of each year, with any increases capped at the percentage by which our rent for the entire facility increases. TriTech has been in liquidation since October 15, 1999. Although the judicial manager has paid us the rent from May 1999 until now, TriTech still owes us half a months' rental for the period April 1999.

     In the nine months ended September 30, 1999, we paid a management fee of $1.9 million to Singapore Technologies for various management and corporate services provided pursuant to the Singapore Technologies Management and Support Services Agreement dated March 3, 1997. This fee was $0.5 million, $0.9 million and $1.1 million in 1996, 1997 and 1998. The services rendered by Singapore Technologies include internal auditing, training, executive resources, treasury, and corporate secretarial services. These services are provided by Singapore Technologies to all members of the Singapore Technologies Group, including us. We currently pay Singapore Technologies an annual management fee which prior to December 1999 was based on certain percentages of capital employed, sales, manpower and payroll. The new service agreement into which we entered in December 1999 is a formula and service based fee arrangement. In addition, we reimburse Singapore Technologies for the third-party costs and expenses it incurs on our behalf. The service agreement expires in the event we cease to be a subsidiary of Singapore Technologies. It can be terminated by Singapore Technologies upon our prolonged failure to pay the management fees due to Singapore Technologies (but cannot be terminated by us).

     Our insurance coverage is held under various insurance policies which are negotiated and maintained by Singapore Technologies but billed directly to us. This enables us to benefit from the group rates negotiated by Singapore Technologies.

     Singapore Technologies provided us with short-term financing (generally on a 3 to 6 month renewable basis) which loans were repaid in full in 1998. The aggregate amount of short term loans provided by Singapore Technologies for 1996 and 1997 are $37.0 million and $110.0 million. The average weighted interest rate for these loans was 5.4%, 5.1% and 7.8% in 1996, 1997 and 1998, respectively. We also participate with certain affiliated companies in a Singapore Technologies Group cash management program in which daily cash surpluses or shortfalls are lent to or borrowed among affiliated companies at a rate determined on an arms-length basis. We will no longer participate in this program after the global offering.

     In 1998, we obtained a demand loan from ST Treasury Services Ltd, a wholly-owned subsidiary of Singapore Technologies, and a long-term loan with the Economic Development Board. The loan agreement restricts us from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company, in each case without prior lender consent. The loan is unsecured, but is supported by a corporate guarantee given by Singapore Technologies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     In 1997, we established Singapore Technologies Assembly and Test Services, Inc., a wholly-owned subsidiary incorporated in the State of Delaware which provides our United States sales and marketing, research and development, design and support services. Singapore Technologies Assembly and Test Services, Inc. obtains human resources, finance and information technology services from Chartered Semiconductor Manufacturing Inc., the U.S. subsidiary of Chartered Semiconductor. These general and administrative expenses are borne and recharged to us by Chartered Semiconductor Manufacturing Inc. These expenses amounted to $2.2 million and $1.0 million for 1997 and 1998, respectively, and $0.6 million and $1.0 million for the nine months ended September 30, 1998 and September 30, 1999, respectively. The service fee is determined at the end of each year for the upcoming year. We expect the amount of such expenses to decrease significantly in the future as we hire our own employees.

     All new material related party transactions among our company and its officers, directors, principal shareholders and their affiliates require approval of a majority of the board of directors and must be on terms such directors believe are no less favorable to our company than could be obtained from unaffiliated parties. In addition, after the global offering all material related party transactions must be separately approved by the Audit Committee.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information with respect to the beneficial ownership of shares as of January 24, 2000 based upon an aggregate of 785,427,695 ordinary shares outstanding as of such date, and as adjusted to reflect the sale of the ordinary shares offered hereby for each person or group that we know owns more than 5% of our ordinary shares and all of our directors and executive officers as a group. The table assumes that none of such persons acquires shares in the global offering.


     Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.


                                               BEFORE THE GLOBAL OFFERING     AFTER THE GLOBAL OFFERING
                                               ---------------------------   ---------------------------
                                                NUMBER OF                     NUMBER OF
                                                  SHARES       PERCENTAGE       SHARES       PERCENTAGE
                                               BENEFICIALLY   BENEFICIALLY   BENEFICIALLY   BENEFICIALLY
          NAME OF BENEFICIAL OWNER                OWNED          OWNED          OWNED          OWNED
          ------------------------             ------------   ------------   ------------   ------------
Singapore Technologies Pte Ltd(1)............  511,282,398        65.1%       511,282,398          53.5%
Singapore Technologies Semiconductors Pte
  Ltd(1).....................................  200,695,652        25.5%       200,695,652          21.0%
EDB Investments Pte Ltd(2)...................   48,021,950         6.1%        48,021,950           5.0%
All directors and executive officers as a
  group(3)...................................   13,332,500         1.7%        13,332,500           1.4%


---------------
(1) Temasek Holdings (Private) Limited, the principal holding company of the Government of Singapore, owns 78.3% of Singapore Technologies and owns 100% of Singapore Technologies Holdings Ltd. which owns the remaining 21.7% of Singapore Technologies which, in turn, owns 100% of Singapore Technologies Semiconductors Pte Ltd. Temasek Holdings (Private) Limited may therefore be deemed to beneficially own the shares directly owned by Singapore Technologies and Singapore Technologies Semiconductors Pte Ltd.
(2) EDB Investments Pte Ltd is a wholly owned investment holding arm of the Economic Development Board, a Singapore government agency. The Economic Development Board may therefore be deemed to beneficially own the shares directly owned by EDB Investments Pte Ltd.
(3) In addition, all directors and executive officers as a group own and will own 10,383,500 options under the Share Option Plan, before and after the global offering.

                          DESCRIPTION OF SHARE CAPITAL

     The following statements are brief summaries of the capital structure of STATS and of the more important rights and privileges of shareholders conferred by the laws of Singapore and STATS' amended Articles of Association (the "Articles"). These statements summarize the material provisions of the Articles but are qualified by reference to the Articles, which have been filed as an exhibit to the registration statement of which this Prospectus forms a part. The Articles are available for examination at the registered office of STATS in Singapore.

ORDINARY SHARES

     Our authorized capital is S$300,000,000 consisting of 1,200,000,000 ordinary shares of par value S$0.25 each. We have only one class of shares, namely, the ordinary shares, which have identical rights in all respects and rank equally with one another. Our Articles of Association provide that we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions as our Board of Directors may determine and may issue preference shares which are, or at our option are, subject to redemption, subject to certain limitations. Our directors may issue shares at a premium. If shares are issued at a premium, a sum equal to the aggregate amount or value of the premium will, subject to certain exceptions, be transferred to a share premium account.


     As of January 24, 2000, 785,427,695 ordinary shares were issued and outstanding. All of our ordinary shares are in registered form. All issued ordinary shares are entitled to the voting rights described under "-- Voting Rights." We may, subject to the provisions of the Companies Act and the rules of the Singapore Exchange Securities Trading Limited, purchase our own ordinary shares. However, we may not, except in circumstances permitted by the Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own ordinary shares.


NEW ORDINARY SHARES

     New ordinary shares may only be issued with the prior approval in a general meeting of our shareholders. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted. Our shareholders have given us general authority to issue any remaining approved but unissued ordinary shares prior to our next annual general meeting. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to any class of shares currently issued, all new ordinary shares are under the control of our Board of Directors who may allot and issue the same with such rights and restrictions as it may think fit. Our shareholders are not entitled to pre-emptive rights under the Articles of Association or Singapore law.

SHAREHOLDERS

     Only persons who are registered in our register of shareholders and, in cases in which the person so registered is The Central Depository (Pte) Limited, or the CDP, the persons named as the depositors in the depository register maintained by the CDP for our ordinary shares, are recognized as shareholders. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights for any ordinary share other than the absolute right thereto of the registered holder of the ordinary share or of the person whose name is entered in the depository register for that ordinary share. We may close the register of shareholders for any time or times if we provide the Registrar of Companies and Businesses of Singapore at least 14 days' notice. However, the register may not be closed for more than 30 days in aggregate in any calendar year. We typically close the register to determine shareholders' entitlement to receive dividends and other distributions for no more than ten days a year.

TRANSFER OF ORDINARY SHARES

     There is no restriction on the transfer of fully paid ordinary shares except where required by law, the listing rules of any stock exchange on which we are listed or the rules or by-laws of such stock exchange.

Our Board of Directors may decline to register any transfer of ordinary shares which are not fully paid shares or ordinary shares on which we have a lien. Ordinary shares may be transferred by a duly signed instrument of transfer in a form approved by any stock exchange on which we are listed. Our Board of Directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence of title as they may require. We will replace lost or destroyed certificates for ordinary shares if we are properly notified and if the applicant pays a fee which will not exceed S$2 and furnishes any evidence and indemnity that our Board of Directors may require.

GENERAL MEETINGS OF SHAREHOLDERS

     We are required to hold an annual general meeting every year. Our Board of Directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10% of the total voting rights of all shareholders request in writing that such a meeting be held. In addition, two or more shareholders holding not less than 10% of our issued share capital may call a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75% of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of the company, amendments to our Memorandum and Articles of Association, a change of our corporate name and a reduction in our share capital, share premium account or capital redemption reserve fund. We must give at least 21 days' notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions generally require at least 14 days' notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore for the giving of notices and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business.

VOTING RIGHTS

     A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the CDP book-entry clearance system will only be entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by CDP 48 hours before the general meeting. Except as otherwise provided in our Articles of Association, two or more shareholders holding at least 33 1/3% of our issued and outstanding ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every shareholder present in person and each proxy shall have one vote, and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any shareholder present in person or by proxy and representing not less than 10% of the total voting rights of all shareholders having the right to attend and vote at the meeting or by any two shareholders present in person or by proxy and entitled to vote.

DIVIDENDS

     We may, by ordinary resolution of our shareholders, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. We must pay all dividends out of our profits or pursuant to Section 69 of the Companies Act. Our Board of Directors may also declare an interim dividend without the approval of our shareholders. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder's ordinary shares, unless the rights attaching to an issue of any ordinary share provides otherwise. Unless otherwise directed, dividends are paid by check or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, our payment to the CDP of any dividend payable to a shareholder whose name is entered in the depository register shall, to the extent of payment made to the CDP, discharge us from any liability to that shareholder in respect of that payment.

BONUS AND RIGHTS ISSUE

     Our Board of Directors may, with approval by our shareholders at a general meeting, capitalize any reserves or profits (including profit or monies carried and standing to any reserve or to the share premium account) and distribute the same as bonus shares credited as paid-up to the shareholders in proportion to their shareholdings. Our Board of Directors may also issue rights to take up additional ordinary shares to shareholders in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue.

TAKE-OVERS

     The Companies Act and the Singapore Code on Take-Overs and Mergers regulate the acquisition of ordinary shares of public companies and contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 25% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-Overs and Mergers. "Parties acting in concert" include a company and its related and associated companies, a company and its directors (including their relatives), a company and its pension funds, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, and a financial advisor and its client in respect of shares held by the financial advisor and shares in the client held by funds managed by the financial advisor on a discretionary basis. An offer for consideration other than cash must be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror within the preceding 12 months. A mandatory takeover offer is also required to be made if a person holding, either on his own or together with parties acting in concert with him, between 25% and 50% of the voting shares acquires additional voting shares representing more than 3% of the voting shares in any 12 month period.

LIQUIDATION OR OTHER RETURN OF CAPITAL

     If our company liquidates or in the event of any other return of capital, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings, subject to any special rights attaching to any other class of shares.

INDEMNITY

     As permitted by Singapore law, our Articles of Association provide that, subject to the Companies Act, we will indemnify our Board of Directors and officers against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee and in which judgment is given in their favor or in which they are acquitted or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. We may not indemnify directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to our company.

LIMITATIONS ON RIGHTS TO HOLD OR VOTE SHARES

     Except as described in "-- Voting Rights" and "-- Take-Overs" above, there are no limitations imposed by Singapore law or by our Articles of Association on the rights of non-resident shareholders to hold or vote ordinary shares.

SUBSTANTIAL SHAREHOLDINGS

     Under the Companies Act, a person has a substantial shareholding in a company if he has an interest (or interests) in one or more voting shares in the company and the nominal amount of that share (or the aggregate of the nominal amounts of those shares) is not less than 5 per cent. of the aggregate of the nominal amount of all voting shares in the company. A person having a substantial shareholding in a company is required to make certain disclosures under the Companies Act, including the particulars of his interests in that company and the circumstances by which he has such interests.

MINORITY RIGHTS

     The rights of minority shareholders of Singapore-incorporated companies are protected under Section 216 of the Companies Act (Chapter 50) of Singapore, which gives the Singapore courts a general power to make any order, upon application by any shareholder of our company, as they think fit to remedy any of the following situations:

     - our affairs are being conducted or the powers of our Board of Directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of our shareholders; or

     - we take an action, or threaten to take an action, or the shareholders pass a resolution, or threaten to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of our shareholders, including the applicant.

     Singapore courts have wide discretion as to the reliefs they may grant and those reliefs are in no way limited to those listed in the Companies Act itself. Without prejudice to the foregoing, Singapore courts may:

     - direct or prohibit any act or cancel or vary any transaction or resolution;

     - regulate our affairs in the future;

     - authorize civil proceedings to be brought in the name of, or on behalf of, the company by a person or persons and on such terms as the court may direct;

     - provide for the purchase of a minority shareholder's shares by our other shareholders or by our company and, in the case of a purchase of shares by us, a corresponding reduction of our share capital;

     - provide that our Memorandum or Articles of Association be amended; or

     - provide that our company be wound up.

                  DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

     ADSs represent ownership interests in securities that are on deposit with a depositary bank. Citibank, N.A., located at 111 Wall Street, New York, New York 10043, will act as the depositary bank for our ADSs. ADSs are normally represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, our custodian is Citibank Nominees Singapore Pte Ltd, located at 300 Tampines Avenue #07-00, Tampines Junction, Singapore 529653.

     We have appointed Citibank, N.A. as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Citicorp Investment Bank (Singapore) Limited, an affiliate of Citibank, N.A., is acting as co-lead manager and underwriter in the Singapore offering and is receiving customary compensation in connection with such transaction.

     The following is a summary description of the ADSs and your rights as an owner of ADSs. Please note that your rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

     Each ADS represents ten ordinary shares on deposit with the custodian bank. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADS that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

     If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. Although the deposit agreement is governed by New York law, our obligations to the holders of our ordinary shares will continue to be governed by the laws of Singapore, which may be different from the laws in the United States.

     As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name.

ISSUANCE OF ADSS UPON DEPOSIT OF ORDINARY SHARES

     The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian.

     The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

     When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

     - your ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

     - all preemptive and similar rights, if any, with respect to your ordinary shares have been validly waived or exercised;

     - you are duly authorized to deposit the ordinary shares;

     - your ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, except as provided in the deposit agreement, "restricted securities" (as defined in the deposit agreement); and

     - the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

     If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

WITHDRAWAL OF ORDINARY SHARES UPON CANCELLATION OF ADSS

     As a holder of ADSs, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the underlying ordinary shares at the custodian's offices. In order to withdraw the shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights, if any, under the deposit agreement.

     If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and certain other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. As noted above, the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

     You will have the right to withdraw the ordinary shares represented by your ADSs at any time subject to:

     - temporary delays that may arise because the transfer books for the ordinary shares or the ADSs are closed or when ordinary shares are immobilized as a result of a shareholders' meeting or a payment of dividends, if any;

     - your obligation to pay fees, taxes and similar charges; and

     - restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

     The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

DIVIDENDS AND DISTRIBUTIONS

     As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

DISTRIBUTIONS OF CASH

     Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to holders.

     The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will apply the same method for distributing the proceeds of the sale of any property, such as undistributed rights, held by the custodian in respect of securities on deposit.

DISTRIBUTIONS OF ORDINARY SHARES

     Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

     The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

     New ADSs will not be distributed if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

ELECTIVE DISTRIBUTIONS

     Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practical.

     The depositary bank will make the election available to you only if it is reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

     If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Singapore would receive for failing to make an election, as more fully described in the deposit agreement.

DISTRIBUTIONS OF RIGHTS

     Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

     The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs. Upon the exercise of any such rights, you may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs. Please note that the depositary bank is not obligated to establish procedures to facilitate the distribution and exercise of such rights.

     The depositary bank will not distribute the rights to you if:

     - we do not request that the rights be distributed to you or we ask that the rights not be distributed to you; or

     - we fail to deliver satisfactory documents to the depositary bank, such as opinions addressing the lawfulness of the transaction; or

     - it is not reasonably practicable to distribute the rights.

     The depositary bank will sell any rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse, in which case you will receive no value for such rights.

OTHER DISTRIBUTIONS

     Whenever we intend to distribute property other than cash, shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

     If it is reasonably practicable to distribute such property to you and if we provide the depositary bank all of the documentation contemplated in the deposit agreement, it will distribute the property to you in a manner it deems practicable.

     The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

     The depositary bank will not distribute the property to you and will sell the property if:

     - we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

     - we do not deliver satisfactory documents to the depositary bank; or

     - the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

     The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

REDEMPTION

     Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide the depositary bank all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

     The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

CHANGES AFFECTING ORDINARY SHARES

     The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or re-classification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

     If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

VOTING RIGHTS

     As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the shares represented by your ADSs. The voting rights of holders of ordinary shares are described in "Description of Share Capital."

     The depositary bank will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

     If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions.

     Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

FEES AND CHARGES

     As an ADS holder, you will be required to pay the following service fees to the depositary bank:

                          SERVICE                                         FEES
                          -------                             -----------------------------
Issuance of ADSs............................................  Up to 5c per ADS issued
Cancellation of ADSs........................................  Up to 5c per ADS canceled
Exercise of rights to purchase additional ADSs..............  Up to 5c per ADS issued
Distribution of cash dividend or ADSs pursuant to stock
  dividends or other free distributions.....................  Up to 2c per ADS held
Distribution of cash upon sale of rights and other
  entitlements..............................................  Up to 2c per ADS held

     As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

     - fees for the transfer and registration of ordinary shares (i.e., upon deposit and withdrawal of ordinary shares);

     - expenses incurred for converting foreign currency into U.S. dollars;

     - expenses for cable, telex and fax transmissions and for delivery of securities; and

     - taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

     We have agreed to pay certain other charges and expenses of the depositary bank. Please note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

AMENDMENTS AND TERMINATION

     We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement).

     You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the shares represented by your ADSs, except as permitted by law.

     We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

     Upon termination of the deposit agreement, the following will occur:

     - for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those ordinary shares on the same terms as prior to the termination. During such six month period the depositary bank will continue to collect all distributions received on the ordinary shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs; and

     - after the expiration of such six month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

BOOKS OF DEPOSITARY

     The depositary bank will maintain ADS holder records at its depositary office. You may inspect these records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

     The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

LIMITATIONS ON OBLIGATIONS AND LIABILITIES

     The deposit agreement limits our obligations and the depositary bank's obligations to you. We and the depositary bank are obligated only to take the actions specifically stated in the depositary agreement without negligence or bad faith. Please note the following:

     - The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

     - The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

     - We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

     - We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Memorandum and Articles of Association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

     - We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Memorandum and Articles of Association or in any provisions of securities on deposit.

     - We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

     - We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

     - We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

PRE-RELEASE TRANSACTIONS

     The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs. These transactions are commonly referred to as "pre-release transactions." The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The deposit agreement requires the ADSs to be fully collateralized before any ADSs are pre-released. The depositary bank may retain the compensation received from the pre-release transactions.

TAXES

     You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

     The depositary bank may refuse to issue ADSs, to deliver transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

FOREIGN CURRENCY CONVERSION

     The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

     If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

     - convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

     - distribute the foreign currency to holders for whom the distribution is lawful and practical; and

     - hold the foreign currency, without liability for interest, for the applicable holders.

                                    TAXATION

SINGAPORE TAX CONSIDERATIONS

     In this section we discuss the material Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ordinary shares or ADSs, collectively, the "securities", to a holder of the securities that is not resident in Singapore. This discussion, insofar as it relates to matters of Singapore tax law, constitutes the opinion of Allen & Gledhill, special counsel to the Company. This discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the securities and does not purport to deal with the tax consequences applicable to all categories of investors. YOU SHOULD CONSULT YOUR OWN TAX ADVISERS AS TO THE SINGAPORE TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITIONS OF THE SECURITIES.

     This discussion is based on tax laws in effect in Singapore and on administrative and judicial interpretations of these tax laws, as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis.

INCOME TAX

GENERAL

     Non-resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore and on foreign income received in Singapore. A non-resident individual is subject to income tax on the income accrued in or derived from Singapore.

     Subject to the provisions of any applicable double taxation treaty and subject as discussed below, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a rate of 26%, or generally 15% in the case of interest, royalty and rental of movable equipment.

     A corporation will be regarded as being resident in Singapore if the control and management of its business is exercised there (for example, if the corporation's board of directors meets and conducts the business of the corporation in Singapore). An individual will be regarded as being resident in Singapore in a year of assessment if, in the preceding year, he or she was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he or she resides in Singapore.

TAXATION OF DIVIDENDS

     If we pay dividends on the ordinary shares or ADSs out of the tax exempt income received because of our pioneer status or out of our income subject to a concessionary tax rate, if any, such dividends will be free of Singapore tax in the hands of the holders of the ordinary shares and ADSs. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Overview" for a discussion of our pioneer status.

     Where the dividend is declared out of the above tax exempt income or income subject to tax at a concessionary rate, we would have to obtain agreement from the Inland Revenue Authority of Singapore confirming the amount of income available for distribution of tax exempt dividends. Before this agreement has been obtained, the Comptroller of Income Tax in Singapore may issue a provisional assessment of our tax exempt income, and we will be able to distribute tax exempt dividends based on this provisional assessment. Exempt dividends paid by us in excess of our finalised tax exempt income will be deemed distributed out of our ordinary income and will be subject to the treatment outlined below.

     We pay tax on our non-tax exempt income at the prevailing corporate tax rate, which is currently 26%. This tax paid by us is in effect imputed to, and deemed paid on behalf of, our shareholders. Thus, if we pay dividends on our ordinary shares out of our non-tax exempt income, our shareholders receive the dividends net of the tax paid by us. Dividends received by either a resident or non-resident of Singapore are not subject to withholding tax. Shareholders are taxed in Singapore on the gross amount of dividends, which is the cash amount of the dividend plus an amount normally equivalent to the corporate income tax rate paid by us on the dividend. The tax paid by us effectively becomes available to shareholders as a tax credit to offset the Singapore income tax liability on their overall income, including the gross amount of dividends.

     A non-resident shareholder is effectively taxed on non-tax exempt dividends at the corporate income tax rate. Thus, because tax deducted from the dividend and paid by us at the corporate income tax rate is in effect imputed to, and deemed paid on behalf of, our shareholders (as discussed in the preceding paragraph), no further Singapore income tax will be imposed on the net dividend received by a non-resident holder of ordinary shares or ADSs. Further, the non-resident shareholder will normally not receive any tax refund from the Inland Revenue Authority of Singapore.

     No comprehensive tax treaty currently exists between Singapore and the United States.

GAINS ON DISPOSAL OF THE ORDINARY SHARES OR ADSS

     Singapore does not impose tax on capital gains. However, gains or profits may be construed to be of an income nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade in Singapore, or if they are short-term gains from the sale of real property or shares in unlisted companies with substantial real property or real property-related assets in Singapore. Thus, any gains or profits from the disposal of the ordinary shares or ADSs are not taxable in Singapore unless the seller is regarded as carrying on a trade in securities in Singapore, in which case the disposal profits would be taxable as trading profits rather than capital gains.

STAMP DUTY

     There is no stamp duty payable in respect of the issuance and holding of new ordinary shares or ADSs. Where existing ordinary shares or ADSs evidenced in certificated form are acquired in Singapore, stamp duty is payable on the instrument of transfer of the ordinary shares or ADSs at the rate of S$2.00 for every S$1,000 of the consideration for, or market value of, the ordinary shares or ADSs, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing ordinary shares or ADSs. Stamp duty may be payable if the instrument of transfer is received in Singapore.

     Purchasers of the ordinary shares or ADSs offered in the global offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price per ordinary share or ADS set forth on the cover page of this prospectus.

ESTATE DUTY

     In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of most movable and immovable properties situated in Singapore. Thus, an individual holder of the ordinary shares who is not domiciled in Singapore at the time of his or her death will be subject to Singapore estate duty on the value of any ordinary shares held by the individual upon the individual's death. Such a shareholder will be required to pay Singapore estate duty to the extent that the value of the ordinary shares, and any other assets subject to Singapore estate duty, exceeds S$600,000. Unless other exemptions apply to the other assets, for example, the separate exemption limit for residential properties, any excess will be taxed at a rate equal to 5% on the first S$12,000,000 of the individual's Singapore chargeable assets and thereafter at a rate equal to 10%. However, an individual who holds ADSs and is not domiciled in Singapore at the time of his or her death should not be subject to Singapore estate tax duty on such ADSs because such ADSs are registered outside Singapore and hence should not be considered as movable properties in Singapore.

     Prospective purchasers or ordinary shares or ADSs who are individuals, whether or not domiciled in Singapore, should consult their own tax advisors regarding the Singapore estate duty consequences of their investment.

UNITED STATES FEDERAL INCOME TAXATION

     The following summary describes the material United States federal income tax consequences relating to an investment in ordinary shares or ADSs of the Company as of the date hereof. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all of which are subject to prospective and retroactive changes. We will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the United States federal income tax treatment relating to investment in ordinary shares or ADSs and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

     The summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor and you may want to consult your own tax advisor regarding your specific tax situation. The summary, to the extent that it states matters of law or legal conclusions and subject to the qualifications herein, represents the opinion of Shearman & Sterling, special U.S. counsel to STATS. The summary applies only to holders who hold ordinary shares or ADSs as capital assets within the meaning of Code
Section 1221, and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:

     - insurance companies,

     - tax-exempt organizations,

     - dealers in securities or currency,

     - banks or other financial institutions,

     - investors that hold ordinary shares or ADSs as part of a hedge, straddle or conversion transaction, or

     - holders that own, directly or indirectly, ten percent or more of the total combined voting power of the shares of the Company.

     Further, this summary does not address the alternative minimum tax consequences of an investment in ordinary shares or ADSs or the indirect consequences to holders of equity interests in entities that own ordinary shares or ADSs. In addition, this summary does not address the state, local and foreign tax consequences of an investment in the ordinary shares or ADSs.

TAXATION OF U.S. HOLDERS

     The following discussion applies to you if you are:

     - a citizen or resident of the United States,

     - a corporation, or any other entity taxable as a corporation created or organized in or under the laws of the United States or any State thereof, including the District of Columbia,

     - an estate the income of which is subject to United States federal income tax regardless of its source, or

     - a trust if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

     For United States federal income tax purposes, if you are the beneficial owner of ADSs you will be treated as the beneficial owner of the underlying shares represented by the ADSs.

DISTRIBUTIONS ON ORDINARY SHARES OR ADSS

     Distributions made by us with respect to ordinary shares or ADSs generally will be taxable to you as ordinary income to the extent of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing your tax basis in the ordinary shares or ADSs. Any such distribution in excess of your tax basis in the ordinary shares or ADSs will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether you have held the ordinary shares or ADSs for more than one year.

     Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245.

     The amount of any cash distribution paid in Singapore dollars will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the dividends are received. You should not recognize any foreign currency gain or loss if such foreign currency is converted into U.S. dollars on the date received. If the Singapore dollars are not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Singapore dollars. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss for United States federal income tax purposes.

     As noted above, Singapore taxes are paid by us and deemed to have been distributed to and paid by our shareholders. You will not be subject to U.S. tax on such amounts, and you will not be eligible for foreign tax credits for such amounts against your U.S. federal income tax liability. Dividends received with respect to the ordinary shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid with respect to the ordinary shares or ADSs generally will constitute "passive income" or, in the case of certain holders, "financial services income."

SALE OR EXCHANGE OF ORDINARY SHARES OR ADSS

     You will generally recognize capital gain or loss upon the sale or exchange of the ordinary shares or ADSs measured by the difference between the amount you receive and your tax basis in the ordinary shares or ADSs. Such gain or loss will be long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year. In general, any capital gain or loss recognized upon the sale or exchange of ADSs will be treated as United States source income or loss, as the case may be, for United States foreign tax credit purposes. Your ability to deduct capital losses is subject to limitations.

PASSIVE FOREIGN INVESTMENT COMPANY

     A foreign corporation will generally be treated as a "passive foreign investment company," or PFIC, if, after applying certain "look-through" rules, either:

     - 75% or more of its gross income for the taxable year is passive income, or

     - on average for the taxable year (by value or, if we so elect, by adjusted basis) 50% or more of its assets produce or are held for this production of passive income.

     We do not believe that we are currently a PFIC. We do not anticipate that we will be a PFIC in the future because we expect that, based upon our current income and assets and the manner we anticipate we will conduct our business in the future, less than 75% of our annual gross income will be passive income and less than 50% of our assets will be passive assets. However, there can be no assurance that we are not or will not be treated as a PFIC in the future. If we were to be treated as a PFIC, you may be required, in certain circumstances, to pay an interest charge together with the tax calculated at maximum rates on certain "excess distributions," including any gain on the sale of ADSs. You should consult your own tax advisors regarding the tax consequences of owning ADSs of a PFIC.

TAXATION OF NON-U.S. HOLDERS

     The following discussion applies to you if you are not described in the previous section.

DISTRIBUTIONS ON ORDINARY SHARES OR ADSS

     You generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to ordinary shares or ADSs unless such income is considered effectively connected with the conduct of a United States trade or business.

SALE OR EXCHANGE OF ADSS

     You generally will not be subject to United States federal income tax on any gain realized upon the sale or exchange of ordinary shares or ADSs, unless:

     - such gain is effectively connected with the conduct of a United States trade or business, or

     - if you are an individual, you are present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

     If you are engaged in a United States trade or business, the income from the ordinary shares or ADSs (including dividends and the gain from the sale or exchange thereof) that is effectively connected with the conduct of such trade or business will generally be subject to regular United States federal income tax on such income in the same manner as discussed in the previous section. In addition, if you are a corporation, your earnings and profits that are attributable to such effectively connected income (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty).

BACKUP WITHHOLDING

     Distributions made by us with respect to the ordinary shares or ADSs and gross proceeds received from the disposition of the ordinary shares or ADSs may be subject to certain information reporting requirements to the IRS and to 31% backup withholding tax. However, backup withholding generally will not apply to payments made to certain exempt recipients such as a corporation or financial institution or to a holder who furnishes a correct taxpayer identification number or provides a certificate of foreign status and provides certain other required information.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your United States federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the global offering, there has not been any public market for our ADSs or ordinary shares, and no prediction can be made as to the effect, if any, that market sales of ADSs or ordinary shares or the availability of ADSs for sale will have on the market price of the ADSs prevailing from time to time. Nevertheless, sales of substantial amounts of ADSs in the public market, or the perception that such sales could occur, could adversely affect the market price of ADSs and could impair our future ability to raise capital through the sale of our equity securities. Please see "Risk Factors -- The future sales of securities by our company or existing shareholders may hurt the price of our ADSs and our ordinary shares."


     Upon the closing of the global offering, we will have an aggregate of 955,427,695 ordinary shares issued and outstanding (including ordinary shares represented by ADSs), assuming the underwriters do not exercise their overallotment option and without taking into account the exercise of any outstanding share options. The 170,000,000 ordinary shares sold in the global offering (including ordinary shares represented by ADSs) will be freely tradable in the United States, except that any shares held by "affiliates" as defined under Rule 144 under the Securities Act may only be sold in compliance with the limitations described below. The remaining 785,427,695 ordinary shares will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, including Rule 144, Rule 701 or Regulation S. The ordinary shares sold in the global offering may be deposited with the depositary and, subject to the terms of the deposit agreement, ADSs representing these ordinary shares will be issued.



     In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1.0% of the then outstanding ordinary shares (including ordinary shares represented by ADSs) (9,554,277 shares immediately after completion of the global offering) or the average weekly trading volume in the ordinary shares (including ordinary shares represented by ADSs) during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate of our company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Certain resales may be permitted pursuant to Sections 903 and 904 of Regulation S even if the Rule 144 holding periods are not satisfied. Singapore Technologies, Singapore Technologies Semiconductors Pte Ltd and EDBI may be deemed affiliates of our company. Therefore, sales by them in the United States of the 760,000,000 ordinary shares owned by them following the global offering may continue to be subject to the volume limitations of Rule 144.


     Rule 701 permits resales of shares issued under our Share Option Plan in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, imposed under Rule 144. Pursuant to Rule 701 and Rule 144, shares issued pursuant to such plan would, following deposit with the Depositary, be freely tradeable in the public market (in the form of ADSs) beginning 90 days after the date of this prospectus, assuming resale is permitted under such plans.

     Each of our directors and executive officers, Singapore Technologies, Singapore Technologies Semiconductors Pte Ltd, EDBI and certain employees who will collectively hold an aggregate of 773,332,500 ordinary shares (plus 10,383,500 options to acquire 10,383,500 additional shares) after the global offering will be subject to lock-up agreements following the completion of the global offering. Pursuant to the lock-up agreements, these shareholders will agree that they will not, without the prior written consent of Salomon Smith Barney Inc., offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or announce the offering of, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for, ordinary shares or ADSs for a period of 180 days from the date of this prospectus, except for shares disposed of as bona fide gifts approved by Salomon Smith Barney, Inc. and except, in the case of such principal shareholders and selected employees who are not directors or executive officers, for any of the 7,500,000 reserved shares acquired by them in the global offering.

     We have been advised that these shareholders do not have any present intention to dispose of their ordinary shares, however, we cannot assure you that these holders will not dispose of their ordinary shares. Following the 180 day lock-up period, the ordinary shares held by these shareholders will be eligible for resale, subject to the registration requirements under the Securities Act. Please see "Underwriting" for additional information regarding resale restrictions.

     In addition, we have agreed not to sell or otherwise dispose of any ordinary shares or securities convertible into or exchangeable for ordinary shares during the 180-day period following the date of the prospectus, without the prior written consent of Salomon Smith Barney Inc. The foregoing does not prevent us, however, from issuing the ordinary shares, directly or in the form of ADSs, subject to the underwriters' overallotment option or issuing shares pursuant to our Share Option Plan. We intend to file a registration statement on Form S-8 under the Securities Act within 90 days of the closing of the global offering to register all of the ordinary shares that are or may become subject to options under our Share Option Plan, thus permitting the resale of such ordinary shares by nonaffiliates in the public market without restriction under the Securities Act. Please see "Risk Factors -- Future sales of securities by our company or existing shareholders may adversely affect the price of our ADSs and our ordinary shares."

                                  UNDERWRITING

     The global offering consists of:


     - the U.S. offering of an aggregate of 102,000,000 ordinary shares directly or in the form of ADSs in the United States and Canada;



     - the International offering of an aggregate of 51,000,000 ordinary shares directly or in the form of ADSs outside the United States and Canada; and



     - the Singapore offering of an aggregate of 17,000,000 ordinary shares in Singapore.


     Salomon Smith Barney Inc. is acting as the global coordinator and sole book running manager for the global offering.

     Subject to the terms and conditions stated in the U.S. underwriting
agreement dated        , 2000, each of the U.S. underwriters named below has
severally agreed to purchase, and we have agreed to sell to such U.S. underwriter, the number of ordinary shares (including ordinary shares represented by ADSs) set forth opposite the name of such U.S. underwriter.


                                                                 NUMBER OF
                     U.S. UNDERWRITERS                        ORDINARY SHARES
                     -----------------                        ---------------
Salomon Smith Barney Inc....................................
Hambrecht & Quist LLC.......................................
SG Cowen Securities Corporation.............................
                                                                -----------
  Total.....................................................    102,000,000
                                                                ===========


     Subject to the terms and conditions stated in an international underwriting
agreement dated        , 2000, each of the international underwriters named
below has severally agreed to purchase, and we have agreed to sell to such international underwriter, the number of ordinary shares (including ordinary shares represented by ADSs) set forth opposite the name of such international underwriter.


                                                                 NUMBER OF
                 INTERNATIONAL UNDERWRITERS                   ORDINARY SHARES
                 --------------------------                   ---------------
Salomon Brothers International Limited......................
Credit Suisse First Boston (Singapore) Limited..............
Hambrecht & Quist LLC.......................................
Societe Generale............................................
                                                                -----------
  Total.....................................................     51,000,000
                                                                ===========



     Subject to the terms and conditions stated in a Singapore Management and
Underwriting Agreement dated        , 2000, each of the Singapore underwriters,
for whom Citicorp Investment Bank (Singapore) Limited is acting as lead manager and underwriter and Overseas Union Bank Limited is acting as the co-lead manager and underwriter, has agreed to purchase, and we have agreed to sell such Singapore underwriters 17,000,000 ordinary shares.


     The U.S. underwriting agreement, the international underwriting agreement and the Singapore Management and Underwriting Agreement each provide that the obligations of the underwriters to purchase the ordinary shares (including ordinary shares represented by ADSs) included in the global offering are subject to approval of certain legal matters by counsel and to certain other conditions. The U.S. underwriters, the international underwriters and the Singapore underwriters are obligated to purchase all the ordinary shares (including ordinary shares represented by ADSs) pursuant to their respective agreements (other than those covered by the overallotment option described below) if they purchase any of them. The public offering price per ADS or per ordinary share for the U.S. offering, the international offering and the Singapore offering will be identical (taking into account the number of ordinary shares comprised in an ADS and at the exchange rate of the date such prices are agreed to). The underwriters expect that delivery of the ordinary shares, directly or in the form of ADSs, will be made against payment therefor on or about the date specified in the last paragraph of the cover page of the final prospectus, which is the sixth business day (in New York and Singapore) following the date of the final prospectus (please note that February 7, 2000 is not a business day in Singapore due to the Chinese New Year). Trading of the ordinary shares, directly or in the form of ADSs, on the date of the final prospectus may be affected by this settlement cycle. The closing of the U.S. offering, the International Offering and the Singapore Offering are conditional upon each other.

     The U.S. underwriters, the international underwriters and the Singapore underwriters propose to offer some of the ordinary shares (including ordinary shares represented by ADSs) directly to the public at the initial public offering price set forth on the cover page of this prospectus and some of the ordinary shares (including ordinary shares represented by ADSs) to certain
dealers at the public offering price less a concession not exceeding S$     per
ordinary share ($     per ADS). The underwriters may allow, and such dealers may
reallow, a concession not exceeding S$     per ordinary share ($     per ADS) on
sales to certain other dealers. If all the ordinary shares (including the ordinary shares represented by ADSs) are not sold at the public offering price, the representatives may change the public offering price and other selling terms. The underwriters have advised us that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     At our request, the underwriters have reserved up to 7,500,000 ordinary shares (including ordinary shares represented by ADSs) (the "Directed Shares") for sale at the initial public offering price to persons who are our directors, officers and employees, employees of our business associates, officers and employees of our affiliates and to certain charitable organizations in Singapore, and who have advised us of their desire to purchase such shares. The number of ordinary shares available for sale to the general public will be reduced to the extent of sales of Directed Shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the underwriters on the same basis as all other ordinary shares offered hereby. We have agreed to indemnify those underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.


     We have granted to the U.S., international and Singapore underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 25,500,000 additional ordinary shares (including ordinary shares represented by ADSs) at the applicable initial public offering price, less the applicable underwriting discount. The U.S., international and Singapore underwriters may exercise this option solely to cover overallotments, if any, in connection with the global offering. To the extent that such option is exercised, each U.S. underwriter, international underwriter and Singapore underwriter, as the case may be, will be obligated, subject to certain conditions, to purchase an additional number of ordinary shares (including ordinary shares represented by ADSs) proportionate to such U.S. underwriter's, international underwriter's or Singapore underwriter's initial commitment.


     The U.S. underwriters, the international underwriters and the Singapore underwriters have entered an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ordinary shares or ADSs. The U.S. underwriters, the international underwriters and the Singapore underwriters also have agreed that they may sell ordinary shares or ADSs between their respective underwriting syndicates. The number of ordinary shares or ADSs actually allocated to each offering may differ from the amount offered due to reallocation among the U.S. offering, the International offering and the Singapore offering.

     STATS, each of our directors, executive officers, the principal shareholders named in this prospectus and certain employees have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc. dispose of or hedge any ordinary shares or ADSs or any securities convertible into or exchangeable or exercisable for ordinary shares or ADSs except for shares disposed of as bona fide gifts approved by Salomon Smith Barney Inc. and except, in the case of such principal shareholders and selected employees who are not directors or officers, for any of the 7,500,000 reserved shares acquired by them in the global offering. The foregoing does not prohibit us from issuing the ordinary shares or ADSs subject to the underwriters' overallotment option or issuing shares or ADSs under the Share Option Plan and pursuant to options outstanding on the date of this prospectus. Salomon Smith Barney Inc. in its sole discretion may release any of the ordinary shares subject to the lock-up at any time without notice. Salomon Smith Barney Inc. has advised us that it does not presently have an intention to release prematurely any of the securities that are subject to the lockup agreement.

     Prior to the global offering, there has been no public market for the ordinary shares or the ADSs. Consequently, the initial public offering prices for the ordinary shares and the ADSs will be determined through negotiations between us and the representatives. Among the factors considered in determining the initial public offering prices will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the semiconductor manufacturing industry, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. There can be no assurance, however, that the prices at which the ordinary shares or the ADSs will sell in the public market after the global offering will not be lower than the prices at which they are sold by the underwriters or that an active trading market in the ordinary shares or the ADSs will develop and continue after the global offering.

     Application has been made to have the ADSs included for quotation on the Nasdaq National Market under the symbol "STTS" and for the ordinary shares to be approved for listing on the Singapore Exchange Securities Trading Limited.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with the U.S. and international offerings. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ordinary shares (including ordinary shares represented by ADSs).

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per Ordinary Share..........................................    $              $
Per ADS.....................................................    $              $
  Total.....................................................    $              $


     In connection with the Singapore offering, we have agreed to pay the Singapore underwriters underwriting and selling commissions of approximately $0.04 per ordinary share or a total of approximately $727,000 assuming an initial public offering price of $1.90 per ordinary share and a management fee of S$100,000.


     In connection with the global offering, Salomon Smith Barney Inc. and Salomon Brothers International Limited, on behalf of the underwriters, may purchase and sell ordinary shares or ADSs in the open market. These transactions may include overallotment, covering transactions and stabilizing transactions. Overallotment involves syndicate sales of ordinary shares or ADSs in excess of the number of ordinary shares (including ordinary shares represented by ADSs) to be purchased by the underwriters in the global offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the ordinary shares or ADSs in the open market after distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of ordinary shares or ADSs made for the purpose of preventing or retarding a decline in the market price of the ordinary shares or ADSs while the offering is in progress. The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases ordinary shares or ADSs originally sold by that underwriter.

     Any of these activities may cause the price of the ordinary shares or the ADSs to be higher than the price that otherwise would exist in the open market in the absence of such transactions. Subject to compliance with applicable laws, these transactions may be effected on the Nasdaq National Market, the Singapore Exchange Securities Trading Limited, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     We estimate that our total expenses of the global offering will be $2,200,000. We have agreed to reimburse the U.S., international and Singapore underwriters for certain expenses incurred in connection with the global offering.


     Some of the U.S., international and Singapore underwriters or their affiliates have been retained to perform certain investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The U.S., international and Singapore underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of business.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     Each underwriter in the U.S. offering has agreed that it will not offer or sell any ADSs in any province or territory of Canada, except in accordance with applicable Canadian securities laws pursuant to an exemption from the prospectus filing requirement and an exemption from the dealer registration requirement (where a dealer registration exemption is not available, offers or sales shall be made only by a registered dealer) in the relevant province or territory in Canada where such offer or sale is made.

     Each underwriter in the International offering and the Singapore offering has agreed that:

     - It has not offered or sold, and will not offer or sell, any shares or ADSs in the United Kingdom by means of any document, other than to persons whose ordinary business is to buy, hold, manage or dispose of investments, whether as principal or agent, for purposes of their businesses or otherwise in circumstances that do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; and

     - It has complied and will comply with all applicable provisions of the Financial Services Act 1986 of the United Kingdom with respect to anything done by them in relation to the shares or ADSs in, form or otherwise involving the United Kingdom; and

     - It has only issued or passed on and will only issue or pass on, to any person in the United Kingdom, any document received by them in connection with the issue of shares or ADSs, if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements)(Exemptions) Order 1996 (as amended) or is a person to whom the document may other wise lawfully be issued or passed on; and

     - It has not offered or sold and will not offer or sell, directly or indirectly, in Japan or to or for the account of any resident of Japan any shares or ADSs, except (1) under an exemption from the registration requirements of the Securities and Exchange Law of Japan and (2) in compliance with any other applicable requirements of Japanese Law; and

     - It will send to any dealer who purchases from it any shares or ADSs a notice stating in substance that, by purchasing shares or ADSs, the dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of the shares or ADSs, directly or indirectly, in Japan or to or for the account of any resident thereof except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan, and that the dealer will send to any other dealer to whom it sells any shares or ADSs a notice containing substantially the same statement as is contained in this sentence; and


     - It has not and will not offer or sell ADSs or distribute any document or other material relating to the shares or ADSs, either directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in
       Section 106C of the Companies Act, Chapter 50 of Singapore or (2) to a sophisticated investor specified in Section 106D of the Companies Act Chapter 50 of Singapore; and

     - It has not offered or sold and will not offer or sell any shares or ADSs in Hong Kong by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Chapter 32) of Hong Kong; and

     - It has not issued and will not issue any invitation or advertisement relating to the shares or ADSs in Hong Kong, except if permitted to do so by the securities law of Hong Kong, other than with respect to shares or ADSs intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to persons whose business involves the acquisition, disposal or holding of shares whether as principal or agent.

     Purchasers of the ordinary shares or ADSs offered in the global offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price per ordinary share or ADS set forth on the cover page of this prospectus.

                                 LEGAL MATTERS

     Shearman & Sterling, Singapore and New York, New York will pass on certain legal matters in connection with the global offering as to New York law for us. In giving its opinion Shearman & Sterling may rely on the opinion of Allen & Gledhill, Singapore, our special Singapore counsel. Cravath, Swaine & Moore, Hong Kong and New York, New York will pass on certain legal matters in connection with the global offering as to New York law for the underwriters.

     Allen & Gledhill will pass on certain other matters in connection with the global offering as to Singapore law and the validity of our ordinary shares.

                                    EXPERTS

     KPMG, independent auditors, have audited our consolidated financial statements included in this prospectus and registration statement for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999 as set forth in their report, which is included in this prospectus and registration statement. Our consolidated financial statements have been included in this prospectus in reliance on their report, given on their authority, as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form F-1, which includes amendments, exhibits, schedules and supplements with respect to the ADSs and the underlying ordinary shares offered by this prospectus. Although this prospectus, which is a part of the registration statement, contains all material information included in the registration statement, part of the registration statement has been omitted from this prospectus as permitted by the SEC. A related registration statement on Form F-6 has also been filed to register our ADSs as represented by the ADRs. For further information with respect to our company and the ADSs offered by this prospectus, please refer to these registration statements. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete, and where the contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of the applicable exhibit, to which reference is now made.

     Upon completion of our global offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. As a result, we will be required to file reports, including annual reports on Form 20-F, reports on Form 6-K and other information with the SEC. We intend to file these reports within the same time periods that apply to the filing by domestic issuers of annual reports on Form 10-K. The SEC's rules generally require that domestic issuers file an annual report on Form 10-K within 90 days after the end of each fiscal year. These reports and other information filed or to be filed by us can be inspected and copied at the public reference facilities maintained by the SEC at:

               Judiciary Plaza                           Seven World Trade Center
           450 Fifth Street, N.W.                               13th Floor
                  Room 1024                              New York, New York 10048
           Washington, D.C. 20549

                           Northwestern Atrium Center
                            500 West Madison Street
                                   Suite 1400
                          Chicago, Illinois 60661-2511

     Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates.

     The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are not required to use the EDGAR system, but currently intend to do so in order to make our reports available over the Internet.

     Upon approval of the ADSs for quotation on the Nasdaq National Market, our periodic reports and other information may also be inspected at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, Washington, D.C. 20006.

     As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

     We will furnish the depositary referred to under "Description of American Depositary Receipts" with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in accordance with U.S. GAAP. The depositary has agreed with us that, at our request, it will promptly mail these reports to all registered holders of ADSs. We will also furnish to the depositary all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will arrange for the mailing of these documents to record holders of ADSs. Please see "Description of American Depositary Receipts" for further details on the responsibilities of the depositary.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Independent Auditors' Report on the Consolidated Financial
     Statements.............................................   F-2
  Consolidated Balance Sheets as of December 31, 1997 and
     1998 and September 30, 1998 and 1999...................   F-3
  Consolidated Statements of Operations and Comprehensive
     Income (Loss) for the years ended December 31, 1996,
     1997 and 1998, and nine months ended September 30, 1998
     and 1999...............................................   F-5
  Consolidated Statements of Shareholders' Equity for the
     years ended December 31, 1996, 1997 and 1998, and nine
     months ended September 30, 1998 and 1999...............   F-6
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1996, 1997 and 1998, and nine months ended
     September 30, 1998 and 1999 ...........................   F-7
  Notes to the Consolidated Financial Statements............   F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
ST Assembly Test Services Ltd:

     We have audited the accompanying consolidated balance sheets of ST Assembly Test Services Ltd and Subsidiary as of December 31, 1997 and 1998 and September 30, 1998 and 1999, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with Statements of Auditing Standards issued by the Institute of Certified Public Accountants of Singapore ("ICPAS"), which statements set forth standards which are substantially similar to generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ST Assembly Test Services Ltd and Subsidiary as of December 31, 1997 and 1998, and September 30, 1998 and 1999, and the consolidated results of their operations and their cash flows for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, in conformity with generally accepted accounting principles in the United States.

KPMG
Singapore

November 30, 1999,
except as to Note 25 which is as of December 8, 1999

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
        AS OF DECEMBER 31, 1997 AND 1998 AND SEPTEMBER 30, 1998 AND 1999
                           IN THOUSANDS OF US DOLLARS

                                                            DECEMBER 31,          SEPTEMBER 30,
                                                         -------------------   -------------------
                                                           1997       1998       1998       1999
                                                  NOTE   --------   --------   --------   --------
ASSETS
Cash and cash equivalents.......................    3    $  1,051   $ 12,692   $ 12,511   $ 16,716
Accounts receivable, net........................    4      28,897     20,653     13,369     31,449
Amounts due from ST affiliates..................   21       4,059      6,293      2,892      6,530
Other receivables...............................    5       1,038      2,312        345      6,194
Inventories.....................................    6       4,027      6,594      3,949      7,604
Prepaid expenses................................              225        119        182        347
                                                         --------   --------   --------   --------
  Total current assets..........................           39,297     48,663     33,248     68,840
Property, plant and equipment, net..............    7     186,180    188,057    196,167    216,761
Other receivables...............................               --         --         --        680
                                                         --------   --------   --------   --------
  Total Assets..................................         $225,477   $236,720   $229,415   $286,281
                                                         ========   ========   ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Bank overdrafts.................................    8    $  2,975   $     --   $     --   $     --
Short-term debt.................................    9     130,165     50,000     50,000     50,000
Current installments of long-term debt..........   13          --         --         --      7,518
Accounts payable................................            6,863      8,824      2,925      7,408
Amounts due to ST and ST affiliates.............   21       2,873      4,311      5,104      5,297
Accrued operating expenses......................   10       6,661      5,093      5,123     16,019
Other payables..................................   11      30,141      4,720      6,243     27,021
Income taxes payable............................               93        321        261        523
                                                         --------   --------   --------   --------
  Total current liabilities.....................          179,771     73,269     69,656    113,786
Deferred grant..................................   12          --      1,131         --      1,989
Deferred income taxes...........................               --         --         --        300
Long-term debt..................................   13          --     54,282     52,653     45,107
                                                         --------   --------   --------   --------
  Total Liabilities.............................          179,771    128,682    122,309    161,182
                                                         --------   --------   --------   --------

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

                                                            DECEMBER 31,          SEPTEMBER 30,
                                                         -------------------   -------------------
                                                           1997       1998       1998       1999
                                                  NOTE   --------   --------   --------   --------
SHAREHOLDERS' EQUITY
Share capital...................................
  Ordinary shares -- par value S$1.00 as of
     December 31, 1997, S$0.25 as of September
     30, 1998, December 31, 1998 and September
     30, 1999...................................
  Authorized -- 300,000,000 as of December 31,
     1997, 1,200,000,000 as of September 30,
     1998, December 31, 1998 and September 30,
     1999.......................................
  Issued ordinary shares -- 92,000,000 as of
     December 31, 1997, 780,174,000 as of
     September 30, 1998 and December 31, 1998
     and 796,145,600 as of September 30, 1999...   14      64,900    129,042    129,042    131,423
Additional paid-in capital......................   15          --      5,389      1,979     29,305
Unearned compensation...........................               --     (3,756)      (551)   (19,216)
Subscriptions receivable........................               --     (2,931)    (2,931)    (5,193)
Accumulated other comprehensive income (loss)...           (8,095)    (9,731)    (9,731)    (9,731)
Retained deficit................................   16     (11,099)    (9,975)   (10,702)    (1,489)
                                                         --------   --------   --------   --------
  Total Shareholders' Equity....................           45,706    108,038    107,106    125,099
                                                         --------   --------   --------   --------
  Total Liabilities and Shareholders' Equity....         $225,477   $236,720   $229,415   $286,281
                                                         ========   ========   ========   ========

          See accompanying notes to consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998,
               AND NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                  FOR THE NINE MONTHS
                                               FOR THE YEAR ENDED DECEMBER 31,    ENDED SEPTEMBER 30,
                                              ---------------------------------   -------------------
                                                1996        1997        1998        1998       1999
                                       NOTE   ---------   ---------   ---------   --------   --------
Net revenues.........................         $ 32,185    $ 88,373    $113,920    $ 79,233   $135,981
Cost of revenues.....................           34,061      67,848      87,066      60,839     93,582
                                              --------    --------    --------    --------   --------
Gross profit (loss)..................           (1,876)     20,525      26,854      18,394     42,399
                                              --------    --------    --------    --------   --------
Operating expenses:
  Selling, general and
     administrative..................            6,062      13,858      16,772      11,951     19,194
  Research and development...........               --       2,157       3,482       2,666      5,125
  Stock-based compensation...........               --          --         384         179      8,456
                                              --------    --------    --------    --------   --------
     Total operating expenses........            6,062      16,015      20,638      14,796     32,775
                                              --------    --------    --------    --------   --------
Operating income (loss)..............           (7,938)      4,510       6,216       3,598      9,624
                                              --------    --------    --------    --------   --------
Other income (expense):
  Interest income....................               94           5         147           2        433
  Interest expense...................             (495)     (3,312)     (8,391)     (6,858)    (4,551)
  Foreign currency exchange gain
     (loss)..........................              604      (1,258)        857       2,805      1,873
  Other non-operating income
     (expense) net...................   17         180          45       2,685       1,143      1,767
                                              --------    --------    --------    --------   --------
     Total other income (expense)....              383      (4,520)     (4,702)     (2,908)      (478)
                                              --------    --------    --------    --------   --------
Income (loss) before income taxes....           (7,555)        (10)      1,514         690      9,146
Income tax expense...................   18          --        (159)       (390)       (293)      (660)
                                              --------    --------    --------    --------   --------
Net income (loss)....................         $ (7,555)   $   (169)   $  1,124    $    397   $  8,486
                                              ========    ========    ========    ========   ========
Other comprehensive income (loss) --
  foreign currency translation.......         $    754    $ (8,839)   $ (1,636)   $ (1,636)        --
                                              --------    --------    --------    --------   --------
Comprehensive income (loss)..........         $ (6,801)   $ (9,008)   $   (512)   $ (1,239)  $  8,486
                                              ========    ========    ========    ========   ========
Basic and diluted net income (loss)
  per ordinary share.................         $  (0.02)   $     --    $     --    $     --   $   0.01
                                              ========    ========    ========    ========   ========
Basic and diluted net income (loss)
  per ADS............................         $  (0.21)   $     --    $   0.02    $   0.01   $   0.11
                                              ========    ========    ========    ========   ========
Ordinary shares (in thousands) used
  in per ordinary share calculation:
  -- basic...........................          352,032     368,000     669,671     634,869    769,144
  -- effect of dilutive options......               --          --       1,305         995      7,941
                                              --------    --------    --------    --------   --------
  -- diluted.........................          352,032     368,000     670,976     635,864    777,085
                                              ========    ========    ========    ========   ========
ADS (in thousands) used in per ADS
  calculation:
  -- basic...........................           35,203      36,800      66,967      63,487     76,914
  -- effect of dilutive options......               --          --         131          99        794
                                              --------    --------    --------    --------   --------
  -- diluted.........................           35,203      36,800      67,098      63,586     77,708
                                              ========    ========    ========    ========   ========

          See accompanying notes to consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998,
               AND NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

                                                                                              ACCUMULATED
                                                 ADDITIONAL                                      OTHER
                           ORDINARY SHARES        PAID-IN       UNEARNED     SUBSCRIPTIONS   COMPREHENSIVE   RETAINED
                                 NO.              CAPITAL     COMPENSATION    RECEIVABLE     INCOME (LOSS)   DEFICIT
                        ----------------------   ----------   ------------   -------------   -------------   --------
Balances at January 1,
  1996.................. 45,000,000   $ 31,802    $    --       $     --        $    --         $   (10)     $(3,375)
Foreign currency
  translation.........           --         --         --             --             --             754           --
Net loss..............           --         --         --             --             --              --       (7,555)
Share issuance........  47,000,000..    33,098         --             --             --              --           --
                        -----------   --------    -------       --------        -------         -------      --------
Balances at December
  31, 1996............   92,000,000     64,900         --             --             --             744      (10,930)
Foreign currency
  translation.........           --         --         --             --             --          (8,839)          --
Net loss..............           --         --         --             --             --              --         (169)
                        -----------   --------    -------       --------        -------         -------      --------
Balances at December
  31, 1997............   92,000,000     64,900         --             --             --          (8,095)     (11,099)
Foreign currency
  translation.........           --         --         --             --             --          (1,636)          --
Share issuance........  100,000,000     62,305         --             --             --              --           --
Effect of stock
  split...............  576,000,000         --         --             --             --              --           --
Share issuance........   12,174,000      1,837      1,979           (730)        (2,931)             --           --
Amortization of stock
  compensation........           --         --         --            179             --              --           --
Net income............           --         --         --             --             --              --          397
                        -----------   --------    -------       --------        -------         -------      --------
Balances at September
  30, 1998............  780,174,000    129,042      1,979           (551)        (2,931)         (9,731)     (10,702)
Other changes in
  unearned
  compensation........           --         --      3,410         (3,410)            --              --           --
Amortization of stock
  compensation........           --         --         --            205             --              --           --
Net income............           --         --         --             --             --              --          727
                        -----------   --------    -------       --------        -------         -------      --------
Balances at December
  31, 1998............  780,174,000    129,042      5,389         (3,756)        (2,931)         (9,731)      (9,975)
Other changes in
  unearned
  compensation........           --         --     23,916        (23,916)            --              --           --
Share issuance........  15,971,600..     2,381         --             --         (2,262)             --           --
Amortization of stock
  compensation........           --         --         --          8,456             --              --           --
Net income............           --         --         --             --             --              --        8,486
                        -----------   --------    -------       --------        -------         -------      --------
Balances at September
  30, 1999............  796,145,600.. $131,423    $29,305       $(19,216)       $(5,193)        $(9,731)     $(1,489)
                        ===========   ========    =======       ========        =======         =======      ========


                            TOTAL
                        SHAREHOLDERS'
                           EQUITY
                        -------------
Balances at January 1,
  1996..................  $ 28,417
Foreign currency
  translation.........         754
Net loss..............      (7,555)
Share issuance........      33,098
                          --------
Balances at December
  31, 1996............      54,714
Foreign currency
  translation.........      (8,839)
Net loss..............        (169)
                          --------
Balances at December
  31, 1997............      45,706
Foreign currency
  translation.........      (1,636)
Share issuance........      62,305
Effect of stock
  split...............          --
Share issuance........         155
Amortization of stock
  compensation........         179
Net income............         397
                          --------
Balances at September
  30, 1998............     107,106
Other changes in
  unearned
  compensation........          --
Amortization of stock
  compensation........         205
Net income............         727
                          --------
Balances at December
  31, 1998............     108,038
Other changes in
  unearned
  compensation........          --
Share issuance........         119
Amortization of stock
  compensation........       8,456
Net income............       8,486
                          --------
Balances at September
  30, 1999............    $125,099
                          ========


          See accompanying notes to consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
               AND NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999
                           IN THOUSANDS OF US DOLLARS

                                                                                                 FOR THE NINE MONTHS
                                                              FOR THE YEAR ENDED DECEMBER 31,    ENDED SEPTEMBER 30,
                                                              --------------------------------   --------------------
                                                                1996       1997        1998        1998        1999
                                                              --------   ---------   ---------   ---------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................................  $ (7,555)  $    (169)  $   1,124   $     397   $  8,486
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization.............................    11,895      25,477      42,156      30,659     44,486
  Loss (gain) on sale of property, plant and equipment......      (139)         17        (582)       (582)        22
  Loss on write-off of property, plant and equipment........        --          --         248         248         --
  Provision for doubtful accounts receivable................        77         383        (241)       (178)      (185)
  Provision for stock obsolescence..........................       166         441          (1)         31       (123)
  Exchange loss (gain) arising on loans.....................      (158)      2,905        (423)     (1,646)    (2,337)
Changes in operating working capital:
  Accounts receivable.......................................     1,174     (28,604)      8,485      15,993    (10,611)
  Amounts due from ST affiliates............................    (4,218)        178      (1,970)        915       (237)
  Inventories...............................................    (1,668)     (2,518)     (2,536)         41       (887)
  Other receivables and prepaid expenses....................      (548)       (444)        554         748     (4,110)
  Accounts payable..........................................       515       4,354       1,961      (4,005)    (1,416)
  Amounts due to ST and ST affiliates.......................     2,357         497         826       2,389        986
  Accrued operating expenses and other payables.............    (1,885)      7,216      (1,671)     (2,054)    13,758
                                                              --------   ---------   ---------   ---------   --------
Net cash provided by operating activities...................        13       9,733      47,930      42,956     47,832
                                                              --------   ---------   ---------   ---------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment..................   (81,659)   (120,595)    (68,727)    (63,900)   (43,970)
Sale of property, plant and equipment.......................     1,017          91       1,254       1,207         43
                                                              --------   ---------   ---------   ---------   --------
Net cash used by investing activities.......................   (80,642)   (120,504)    (67,473)    (62,693)   (43,927)
                                                              --------   ---------   ---------   ---------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdrafts.............................................     3,727        (197)     (3,012)     (3,012)        --
Proceeds from issuance of long-term debt....................        --          --      54,299      54,299         --
Proceeds from issuance of short-term debt...................    37,172     109,855      25,000      25,000         --
Repayment of short-term debt................................        --          --    (107,550)   (107,550)        --
Proceeds from issuance of shares............................    33,098          --      62,460      62,460        119
                                                              --------   ---------   ---------   ---------   --------
Net cash provided by financing activities...................    73,997     109,658      31,197      31,197        119
                                                              --------   ---------   ---------   ---------   --------
Net increase (decrease) in cash and cash equivalents for the
  year......................................................    (6,632)     (1,113)     11,654      11,460      4,024
Effect of exchange rate changes on cash.....................        46        (258)        (13)         --         --
Cash and cash equivalents at beginning of the year..........     9,008       2,422       1,051       1,051     12,692
                                                              --------   ---------   ---------   ---------   --------
Cash and cash equivalents at end of the year................  $  2,422   $   1,051   $  12,692   $  12,511   $ 16,716
                                                              ========   =========   =========   =========   ========
SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid (net of amount capitalized)...................  $    538   $   3,467   $   7,126   $   6,906   $  5,259
Taxes paid..................................................  $     --   $      54   $     162   $     213   $    158
Non-cash item
  Share issue subscriptions receivable......................  $     --   $      --   $   2,931   $   2,931   $  2,262
                                                              ========   =========   =========   =========   ========

          See accompanying notes to consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        DECEMBER 31, 1996, 1997 AND 1998 AND SEPTEMBER 30, 1998 AND 1999
               IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)

1. BUSINESS AND ORGANIZATION

BACKGROUND

     ST Assembly Test Services Ltd (the "Company") is a leading independent provider of a full range of semiconductor test and assembly services. The Company has operations in Singapore and in the United States of America, its principal market. As of September 30, 1999, the Company was 92.6%-owned by Singapore Technologies Pte Ltd ("ST").

Significant Customers and Concentration Of Credit Risks

     The Company has a number of major customers in North America and Asia. During the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, the Company's largest customer accounted for 25%, 34%, 21%, 22% and 25% of revenues respectively. The Company's five largest customers collectively accounted for approximately 83%, 80%, 70%, 71% and 73% of revenues for the year ended December 31, 1996, 1997 and 1998 and the nine month ended September 30, 1998 and 1999 respectively (See Note 19). The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies which constitute the Company's largest customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

     In addition, certain of the Company's treasury management activities are undertaken by ST or its affiliates. The Company participates in a pooled cash management program and places short-term advances with other companies in the ST group.

Risks and Uncertainties

     The Company's future results of operations include a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the highly cyclical nature of both the semiconductor and the communications and personal computer industries, competitive pricing and declines in average selling prices, dependence on the Company's relations with ST and the government of Singapore, reliance on a small group of principal customers, timing and volume of orders relative to the Company's production capacity, availability of manufacturing capacity and fluctuations in manufacturing yields, availability of financing, competition, dependence on raw material and equipment suppliers, exchange rate fluctuations, dependence on key personnel, enforcement of intellectual property rights, environmental regulations and fluctuations in quarterly operating results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) ACCOUNTING PRINCIPLES

     The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles in the United States ("US GAAP").

(B) BASIS OF ACCOUNTING

     The consolidated financial statements have been prepared on the historical cost basis. The consolidated financial statements included the financial statements of ST Assembly Test Services Ltd and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

(C) USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

     The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.

(D) FUNCTIONAL CURRENCY

     Through June 30, 1998, the Company's functional currency was the Singapore dollar. Effective July 1, 1998, the Company changed its functional currency to the US dollar.

     The Singapore dollar was the functional currency of the Company because, historically, the Singapore dollar was the currency of primary economic environment in which the operations of the Company were conducted. However, significant changes in economic facts necessitated a change in the Company's functional currency from the Singapore dollar to the US dollar. The Company's business has changed in that a more significant portion of its revenue is derived from companies based outside of Singapore, principally the United States. Interdependencies amongst the Company and its parent and other Singapore government controlled entities continue to diminish. There are ongoing changes in sources of financing from Singapore dollars to US dollars. With more of the Company's transactions and cash flows denominated in US dollars, the functional currency changed effective July 1, 1998 from the Singapore dollar to the US dollar.

     The change in functional currency was recognized through the translation of Singapore dollar amounts of the Company's non-monetary assets, principally property, plant and equipment at June 30, 1998, to US dollars on July 1, 1998 with those US dollar amounts becoming the accounting basis for those assets at July 1, 1998 and for subsequent periods. The $9,731 cumulative translation adjustment at July 1, 1998 in shareholders' equity prior to the change remains as a separate component of accumulated other comprehensive income (loss).

(E) FOREIGN CURRENCY TRANSACTIONS

     Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses are converted at the rates of exchange at transaction dates prevailing during the year. Foreign currency transaction gains or losses are included in results of operations, except as described below with respect to forward foreign exchange contracts utilized as a hedge against debt obligations.

(F) DERIVATIVES

     Gains and Losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions also are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.

(G) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are represented by highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

(H) INVENTORIES

     Inventories are valued at the lower of cost and net realizable value. Cost is determined principally on a standard cost basis which approximates the actual cost on the weighted average basis.

(I) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:

Building, mechanical and electrical installation............  3 to 20 years
Plant and machinery.........................................        5 years
Toolings....................................................        5 years
Office furniture and equipment..............................        5 years
Computer equipment..........................................   2 to 3 years

     No depreciation is provided on property, plant and equipment under installation or construction. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.

(J) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(K) OPERATING LEASES

     Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

(L) GRANTS

     Asset-related government grants consist of grants for the purchase of equipment used for research and development activities. Asset-related grants are presented in the consolidated balance sheet as deferred grants and are credited to other income on the straight-line basis over the estimated useful lives of the relevant assets.

     Income-related government grants are subsidies of training and research and development expenses. Income-related grants are credited to other income concurrent with the related qualifying expenditures.

(M) REVENUE RECOGNITION

     Net revenue represents the invoiced value of services rendered, excluding goods and services tax, net of returns, trade discounts and allowances. Revenue is recognized upon shipment of goods on which services have been rendered.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

(N) RESEARCH AND DEVELOPMENT

     Research and development expenses are expensed as incurred. Research and development expenses amounted to $0, $2,157 and $3,482 during the years ended December 31, 1996, 1997 and 1998 and $2,666 and $5,125 during the nine months ended September 30, 1998 and 1999, respectively.

(O) STOCK-BASED EMPLOYEE COMPENSATION

     The Company measures stock-based employee compensation cost for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and its related interpretations and includes pro forma information in Note 20 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Compensation cost for stock options granted to employees in connection with the Company's fixed option plan is measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option and is recorded over the requisite vesting periods. Compensation cost for options granted to employees under the Company's variable option plan is recorded over the requisite vesting periods based upon the current market value of the Company's stock at the end of each period.

(P) INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such loss carryforwards and deferred tax assets will not be realized.

(Q) NET INCOME (LOSS) PER SHARE

     The computation of net income (loss) per share is calculated as the net income or loss for the year divided by the weighted number of shares outstanding during the year, as adjusted on a retroactive basis for stock splits. Diluted net income (loss) per share includes the effect of all dilutive potential common shares.

(R) COMPREHENSIVE INCOME

     On January 1, 1998, the Company applied SFAS No. 130, "Reporting Comprehensive Income" with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the consolidated statements of operations and comprehensive income (loss).

(S) SEGMENT DISCLOSURES

     SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), requires that a public company report descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has one operating segment.

3. CASH AND CASH EQUIVALENTS

     Cash and cash equivalents at December 31, 1997 and 1998 and September 30, 1998 and 1999 consist of:

                                                               DECEMBER 31,       SEPTEMBER 30,
                                                             ----------------   -----------------
                                                              1997     1998      1998      1999
                                                             ------   -------   -------   -------
Cash at banks and in hand..................................  $   44   $ 1,453   $   342   $   587
Cash equivalents -- ST pooled cash management..............   1,007    11,239    12,169    16,129
                                                             ------   -------   -------   -------
                                                             $1,051   $12,692   $12,511   $16,716
                                                             ======   =======   =======   =======

     Certain of the Company's treasury management activities are undertaken by ST or its affiliates. The Company participates in a pooled cash management program which requires the Company to place surplus cash with ST as short-term advances of less than three months.

4. ACCOUNTS RECEIVABLE

     Accounts receivable at December 31, 1997 and 1998 and September 30, 1998 and 1999 consist of:

                                                              DECEMBER 31,        SEPTEMBER 30,
                                                            -----------------   -----------------
                                                             1997      1998      1998      1999
                                                            -------   -------   -------   -------
Accounts receivable -- third parties......................  $29,345   $20,864   $13,643   $31,475
Allowance for doubtful accounts
  Balance brought forward.................................       77       448       448       211
  Translation loss (gain) for the year....................      (12)        4         4        --
  Provision made during the year..........................      383        --        --        --
  Amounts written back during the year....................       --      (241)     (178)     (185)
                                                            -------   -------   -------   -------
                                                                448       211       274        26
                                                            -------   -------   -------   -------
                                                            $28,897   $20,653   $13,369   $31,449
                                                            =======   =======   =======   =======

5. OTHER RECEIVABLES

     Other receivables at December 31, 1997 and 1998 and September 30, 1998 and 1999 consist of:

                                                               DECEMBER 31,     SEPTEMBER 30,
                                                              ---------------   -------------
                                                               1997     1998    1998    1999
                                                              ------   ------   ----   ------
Deposits and staff advances.................................  $   98   $  182   $ 84   $  165
Grant receivable (Note 12)..................................     167    1,797     38    3,829
Other receivables...........................................     773      333    223    2,200
                                                              ------   ------   ----   ------
                                                              $1,038   $2,312   $345   $6,194
                                                              ======   ======   ====   ======

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

6. INVENTORIES

     Inventories at December 31, 1997 and 1998 and September 30, 1998 and 1999 consist of:

                                                               DECEMBER 31,      SEPTEMBER 30,
                                                              ---------------   ---------------
                                                               1997     1998     1998     1999
                                                              ------   ------   ------   ------
Raw materials...............................................  $3,022   $5,047   $2,954   $5,413
Factory supplies............................................     547    1,079      863    1,087
Work-in-progress............................................     869    1,003      574    1,453
Finished goods..............................................     169       48      173      111
                                                              ------   ------   ------   ------
                                                               4,607    7,177    4,564    8,064
Allowance for inventory obsolescence
  Balance brought forward...................................     166      580      580      583
  Translation loss (gain) for the period....................     (27)       4        4       --
  Provision made during the period..........................     666      207      206      717
  Amounts utilized during the period........................    (225)    (208)    (175)    (840)
                                                              ------   ------   ------   ------
                                                                 580      583      615      460
                                                              ------   ------   ------   ------
                                                              $4,027   $6,594   $3,949   $7,604
                                                              ======   ======   ======   ======

7. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 1997 and 1998 and September 30, 1998 and 1999 consist of:

                                                           DECEMBER 31,          SEPTEMBER 30,
                                                        -------------------   -------------------
                                                          1997       1998       1998       1999
                                                        --------   --------   --------   --------
Cost:
  Building, mechanical and electrical installation....  $ 46,192   $ 47,569   $ 47,569   $ 47,684
  Plant and machinery.................................   136,753    187,874    185,982    213,082
  Toolings............................................    10,732     13,360     12,817     15,115
  Office furniture and equipment......................     1,442      1,570      1,405      2,807
  Computer equipment..................................     2,694      3,305      2,999      4,069
  Assets under installation and construction in
     progress.........................................    21,658      6,890      6,674     42,468
                                                        --------   --------   --------   --------
     Total cost.......................................   219,471    260,568    257,446    325,225
                                                        --------   --------   --------   --------
Accumulated depreciation:
  Building, mechanical and electrical installation....     3,140      4,809      3,920      7,583
  Plant and machinery.................................    26,520     59,293     51,178     90,550
  Toolings............................................     1,889      5,530      3,700      6,362
  Office furniture and equipment......................       607        708        627      1,055
  Computer equipment..................................     1,135      2,171      1,854      2,914
                                                        --------   --------   --------   --------
     Total accumulated depreciation...................    33,291     72,511     61,279    108,464
                                                        --------   --------   --------   --------
Property, plant and equipment (net)...................  $186,180   $188,057   $196,167   $216,761
                                                        ========   ========   ========   ========

     Depreciation charged to results of operations amounted to $25,477 and $41,772 for the years ended December 31, 1997 and 1998, and $30,480 and $36,030 for the nine months ended September 30, 1998 and 1999.

     The building is built on land held on a 30-year operating lease, renewable for a further 30-year-period subject to the fulfillment of certain conditions.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

     Interest of $947 was capitalized during the year ended December 31, 1997. No interest was capitalized during the years ended December 31, 1996 or 1998 or nine months ended September 30, 1999.

8. BANK OVERDRAFTS

     Bank overdrafts at December 31, 1997 and 1998 and September 30, 1998 and 1999 consist of:

                                                              DECEMBER 31,     SEPTEMBER 30,
                                                              -------------   ---------------
                                                               1997    1998    1998     1999
                                                              ------   ----   ------   ------
Repayable in Singapore Dollars..............................  $2,975    $--     $--      $--
                                                              ======    ==      ==       ==

     The weighted average rates of interest payable on the bank overdrafts was 7.5% as of December 31, 1997.

9. SHORT-TERM DEBT

     Loans at December 31, 1997 and 1998 and September 30, 1998 and 1999 consist of:

                                                           DECEMBER 31,         SEPTEMBER 30,
                                                        -------------------   ------------------
                                                          1997       1998       1998      1999
                                                        --------    -------   --------   -------
Loans from ST
  -- Singapore Dollar.................................  $110,190    $    --         --   $    --
  -- US Dollar........................................    19,975         --         --        --
Loans from ST affiliate
  -- US Dollar........................................        --     25,000     25,000    25,000
Bank loan
  -- US Dollar........................................        --     25,000     25,000    25,000
                                                        --------    -------   --------   -------
                                                        $130,165    $50,000   $ 50,000   $50,000
                                                        ========    =======   ========   =======

     Weighted average interest rate:

                                                              DECEMBER 31,    SEPTEMBER 30,
                                                              ------------    --------------
                                                              1997    1998    1998     1999
                                                              ----    ----    -----    -----
Loans from ST
  -- Singapore Dollar.......................................  6.6%     --%     9.8%      --%
  -- US Dollar..............................................  9.1      --       --       --
Loans from ST affiliate
  -- US Dollar..............................................   --     6.1      6.3      5.8
Bank loan
  -- US Dollar..............................................   --     5.8      6.2      6.0

     The Singapore Dollar loans from ST at December 31, 1997 bore interest at rates quoted by specified banks to the lender ranging from 4.4% to 10.2% per annum. The US Dollar loans from ST at December 31, 1997 bore interest at rates quoted by specified banks to the lender ranging from 8.1% to 10.2% per annum. These loans were unsecured.

     The US Dollar loans payable to an ST affiliate at December 31, 1998, September 30, 1998 and September 30, 1999 bore interest at rates quoted by specified banks to the lender of 6.1% per annum, 6.3% per annum and 5.8% per annum, respectively. The loans were unsecured.

     The US Dollar bank loan payable at December 31, 1998, September 30, 1998 and September 30, 1999 bore interest at a rate of 0.5% above London Inter-Bank Rate for US dollars. The loan was

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY unsecured and repayable on August 26, 1999. The loan terms have been extended and the loan is now repayable on August 26, 2000. The loan agreement requires ST to maintain at least 51.0% equity in the Company and the Company to maintain a debt to equity ratio of less than 1.5 to 1.

     The Company has also entered into an agreement with a bank for an uncommitted loan facility of $10.0 million. The agreement provides for short-term loans of up to six months' duration. Interest on short-term loans will be charged at the bank's prevailing rate on the date of drawdown.

10. ACCRUED OPERATING EXPENSES

     Accrued operating expenses at December 31, 1997 and 1998 and September 30, 1998 and 1999 consist of:

                                                               DECEMBER 31,      SEPTEMBER 30,
                                                              ---------------   ----------------
                                                               1997     1998     1998     1999
                                                              ------   ------   ------   -------
Staff costs.................................................  $2,487   $1,812   $2,225   $ 9,179
Maintenance fees, license fees and royalties................     760      669      696     1,012
Interest expense............................................   1,797    1,061      398       354
Relocation costs............................................     554       --       --        --
Others......................................................   1,063    1,551    1,804     5,474
                                                              ------   ------   ------   -------
                                                              $6,661   $5,093   $5,123   $16,019
                                                              ======   ======   ======   =======

11. OTHER PAYABLES

     Other payables at December 31, 1997 and 1998 and September 30, 1998 and 1999 consist of:

                                                                DECEMBER 31,      SEPTEMBER 30,
                                                              ----------------   ----------------
                                                               1997      1998     1998     1999
                                                              -------   ------   ------   -------
Liabilities for purchase of fixed assets....................  $29,765   $4,273   $5,833   $25,102
Provision for vacation liability............................      376      447      410       825
Others......................................................       --       --       --     1,094
                                                              -------   ------   ------   -------
                                                              $30,141   $4,720   $6,243   $27,021
                                                              =======   ======   ======   =======

12. DEFERRED GRANT

     In 1997, the Company obtained a 5-year grant of $13,878 for funding of certain research and development projects from the National Science & Technology Board ("NSTB"). The grant, which is a reimbursement of specified costs, has no requirement for repayment.

13. LONG-TERM DEBT

     Long-term debt at December 31, 1998 and September 30, 1998 and 1999 consists of:

                                                              DECEMBER 31,        SEPTEMBER 30,
                                                            -----------------   -----------------
                                                             1997      1998      1998      1999
                                                            -------   -------   -------   -------
Singapore dollar loan.....................................  $    --   $54,282   $52,653   $52,625
Less current installments.................................       --        --        --    (7,518)
                                                            -------   -------   -------   -------
                                                            $    --   $54,282   $52,653   $45,107
                                                            =======   =======   =======   =======

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

     The term loan bears interest at 1% over the prevailing rate declared by the Central Provident Fund ("CPF") Board, a statutory board of Singapore, for contributions made to the CPF under the CPF Act. Interest is payable semi-annually. Principal is denominated in Singapore dollars and is repayable in 7 equal semi-annual installments commencing September 1, 2000. The loan agreement restricts the Company from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company, in each case without prior lender consent. The loan is unsecured, but is supported by a corporate guarantee given by ST. The term loan at December 31, 1998, September 30, 1998 and September 30, 1999 bore interest at 5.3%, 5.3% and 3.5% per annum, respectively. (See Note 21)

]14. SHARE CAPITAL

                                                        DECEMBER 31,      SEPTEMBER 30,
                                                       ---------------   ---------------
                                                        1997     1998     1998     1999
                                                       ------   ------   ------   ------
Ordinary shares -- par value.........................  S$1.00   S$0.25   S$0.25   S$0.25
                                                       ======   ======   ======   ======

     The Company's authorized share capital at September 30, 1999 was comprised of 1,200,000,000 ordinary shares of Singapore dollars S$0.25 par value each.

     Under Singapore law, all increases in share capital (including rights issues) require prior shareholders' approval. Singapore law does not provide for the issue of shares of no par value and prohibits the issue of shares at a discount to par value.

     The Company was incorporated with an initial paid-in share capital of Singapore dollars S$2 comprising 2 ordinary shares with a par value of Singapore dollars S$1 each. In 1995, the paid-in capital was increased to Singapore dollars S$45,000 (US$31,802) through the issue of 44,999,998 ordinary shares at Singapore dollars S$1 per share. In 1996, the paid-in capital was further raised by Singapore dollars S$47,000 (US$33,098) to Singapore dollars S$92,000 with the issue of 47,000,000 ordinary shares at Singapore dollars S$1 per share. In March 1998, the paid-in capital was further increased by Singapore dollars S$100,000 (US$62,305) to Singapore dollars S$192,000 with the issue of 100,000,000 ordinary shares at Singapore dollars S$1 per share.

     At an extraordinary general meeting held on April 30, 1998, the shareholders of the Company approved the sub-division of the authorized share capital of 300,000,000 ordinary shares of Singapore dollars S$1 each into 1,200,000,000 ordinary shares of Singapore dollars S$0.25 each. The 192,000,000 ordinary shares of Singapore dollars S$1 each in issue at that time were sub-divided into 768,000,000 ordinary shares of Singapore dollars S$0.25 each.

     In June 1998, the paid-in capital, net of subscriptions receivable, was increased by Singapore dollars S$256 (US$155) to Singapore dollars S$192,256 with the issue of 12,174,000 ordinary shares of Singapore dollars S$0.25 each, partly paid to Singapore dollars S$0.0125, at a subscription price of Singapore dollars S$0.42 to employees of the Company, its subsidiary, ST and related corporations of ST under the Ownership Scheme. (See Note 20)

     In January 1999, the paid-in capital, net of subscriptions receivable, was increased by Singapore dollars S$108 (US$65) to Singapore dollars S$192,363 with the issue of 8,600,000 ordinary shares of Singapore dollars S$0.25 each at par, partly paid to Singapore dollars S$0.0125 to employees of the Company, its subsidiary, ST and related corporations of ST under the Ownership Scheme. (See
Note 20)

     In July 1999, the paid-in capital, net of subscriptions receivable, was increased by Singapore dollars S$92(US$54) to Singapore dollars S$192,455 with the issue of 7,371,600 ordinary shares of Singapore

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY dollars S$0.25 each at par, partly paid to Singapore dollars S$0.0125 to employees of the Company, its subsidiary, ST and related corporations of ST under the Ownership Scheme. (See Note 20)

     The expiration dates of the installment payments for these partly-paid ordinary shares ranged from May 2008 to May 2009.

15. ADDITIONAL PAID-IN CAPITAL

     Additional paid-in capital includes the excess of proceeds received from issues of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share premium account. The share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in payment of dividends, if such dividends are satisfied by the issue of shares to members of the Company, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The Company has not utilized any amounts in the share premium account for the above mentioned purposes. As of September 30, 1999, the Company's share premium account amounted to $1,249.

16. RETAINED DEFICIT

     Singapore law allows dividends to be paid only out of retained earnings of the Company, determined in accordance with Singapore GAAP. Shareholders of ordinary shares are not liable for Singapore income tax on dividends paid by the Company out of its tax exempt profits from pioneer activities.

17. OTHER NON-OPERATING INCOME (EXPENSE)

                                                                                   FOR THE NINE MONTHS
                                               FOR THE YEAR ENDED DECEMBER 31,     ENDED SEPTEMBER 30,
                                              ---------------------------------    --------------------
                                               1996        1997          1998        1998        1999
                                              ------      -------      --------    --------    --------
Government grant income.....................   $ --        $ 190        $1,151      $  113      $1,175
Gain (loss) on disposal of property, plant
  and equipment.............................    139          (17)          582         515         (23)
Provision for relocation costs..............     --         (554)           --          --          --
Other income................................     41          426           952         515         615
                                               ----        -----        ------      ------      ------
                                               $180        $  45        $2,685      $1,143      $1,767
                                               ====        =====        ======      ======      ======

18. INCOME TAXES

     The Company has been granted pioneer status under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 (the "Act"), for subcontract assembly and testing of integrated circuits including wafer probing services for a five-year period from January 1, 1996, renewable for a further three years subject to compliance with certain conditions.

     During the pioneer status period, Singapore-resident income from pioneer trade is exempt from income tax, subject to compliance with the conditions stated in the pioneer certificate and the Act. Income derived from non-pioneer activities during the pioneer period, however, is subject to income tax at the prevailing enacted rate of tax.

     The tax-exempt profits arising from the pioneer trade can be distributed as tax-exempt dividends that are not subject to Singapore income tax in the hands of the shareholders. Losses and unutilized capital allowances arising in the pioneer status period are available for carryforward to be offset against profits arising in subsequent periods, including profits arising after the pioneer status period. Profits arising during

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

18. INCOME TAXES -- (CONTINUED)
the pioneer status period offset any accumulated pioneer loss and unutilized capital allowance carryforward balances. Pioneer loss and unutilized capital allowance carryforwards are available indefinitely, subject to more than 50% of the shareholders staying the same from the incurrence of the tax loss to its utilization. As of September 30, 1999, the Company had unutilized capital allowance carryforwards of $32,506.

     The income tax expense for the years ended December 31, 1997 and 1998 and nine months ended September 30, 1998 and 1999 represents income tax payable on non-pioneer trade income, principally rental and interest income.

     A reconciliation of the expected tax expense (benefit) at the statutory rate of tax to the tax expense is as follows:

                                                                                FOR THE NINE MONTHS
                                             FOR THE YEAR ENDED DECEMBER 31,    ENDED SEPTEMBER 30,
                                             -------------------------------    --------------------
                                               1996        1997        1998      1998        1999
                                             --------      -----      ------    -------    ---------
Income tax expense (benefit) computed at
  Singapore statutory rate of 26%..........  $(1,964)      $ (3)      $ 394      $ 179      $ 2,378
Non-deductible expenses....................       27         81         174         86        2,246
Pioneer status relief......................       --         --        (476)        --       (4,112)
Pioneer unutilized capital allowance not
  recognized as deferred benefit...........    1,937         --          --         --           --
All other items, net.......................       --         81         298         28          148
                                             -------       ----       -----      -----      -------
Income tax expense.........................  $    --       $159       $ 390      $ 293      $   660
                                             =======       ====       =====      =====      =======
Current taxation...........................  $    --       $159       $ 390      $ 293      $   360
Deferred taxation..........................       --         --          --         --          300
                                             -------       ----       -----      -----      -------
                                             $    --       $159       $ 390      $ 293      $   660
                                             =======       ====       =====      =====      =======

     Income tax payable at December 31, 1997 and 1998 and the nine months ended September 30, 1998 and 1999 was $93 and $321 and $261 and $523, respectively.

     The pioneer status relief has the effect of increasing net income per share by $0, $0 and $0 and net income per ADS by $0.01, $0 and $0.05 for the year ended December 31, 1998, and the nine months ended September 30, 1998 and September 30, 1999, respectively.

     Due to the uncertainty surrounding the timing and extent of the realisation of its deferred tax assets, substantially unutilized capital allowances, the Company has provided a valuation allowance sufficient to reduce their carrying amounts to zero. However, deferred tax expense of $300, which is expected to reverse after the end of the pioneer status period, has been recognized for the nine months period ended September 30, 1999. The underlying temporary differences arise from basis differences relating to Company's property, plant and equipment.

19. BUSINESS SEGMENT DATA AND MAJOR CUSTOMERS

     The Company is a leading independent provider of a full range of semiconductor test and assembly services.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

19. BUSINESS SEGMENT DATA AND MAJOR CUSTOMERS -- (CONTINUED)
     Revenue by major service line and by geographical areas (identified by location of customer) were:

                                                                                   FOR THE NINE MONTHS
                                                 FOR THE YEAR ENDED DECEMBER 31,   ENDED SEPTEMBER 30,
                                                 -------------------------------   --------------------
                                                   1996       1997       1998        1998       1999
                                                 --------   --------   ---------   --------   ---------
United States..................................
- assembly.....................................  $ 6,726    $28,831    $ 45,120    $28,697    $ 63,590
- test.........................................    7,691     31,077      27,943     19,878      30,952
                                                 -------    -------    --------    -------    --------
                                                  14,417     59,908      73,063     48,575      94,542
                                                 -------    -------    --------    -------    --------
Singapore......................................
- assembly.....................................    4,261     10,709      10,219      7,361       7,853
- test.........................................   10,080     10,826      17,829     12,442      14,983
                                                 -------    -------    --------    -------    --------
                                                  14,341     21,535      28,048     19,803      22,836
                                                 -------    -------    --------    -------    --------
Rest of Asia...................................
- assembly.....................................      318      1,454       1,778      1,616         420
- test.........................................    3,109      5,474      10,980      9,236      14,077
                                                 -------    -------    --------    -------    --------
                                                   3,427      6,928      12,758     10,852      14,497
                                                 -------    -------    --------    -------    --------
Europe.........................................
- assembly.....................................       --          2           9          3       1,887
- test.........................................       --         --          42         --       2,219
                                                 -------    -------    --------    -------    --------
                                                      --          2          51          3       4,106
                                                 -------    -------    --------    -------    --------
  Total........................................  $32,185    $88,373    $113,920    $79,233    $135,981
                                                 =======    =======    ========    =======    ========

     Revenue from major customers, as a percentage of net revenues were as follows:

                                                                                     FOR THE NINE
                                                                                        MONTHS
                                                              FOR THE YEAR ENDED         ENDED
                                                                 DECEMBER 31,        SEPTEMBER 30,
                                                             ---------------------   -------------
                                                             1996    1997    1998    1998    1999
                                                             -----   -----   -----   -----   -----
Customer A.................................................   21.0%    5.8%   11.5%    9.6%   14.7%
Customer B.................................................     --      --    12.1     9.8    25.4
Customer C.................................................    2.0    33.9    19.4    22.3     7.1
Customer D*................................................   25.0    13.7    20.9    21.9    16.2
Customer E.................................................    6.0     1.2     0.1     0.1     0.1
Customer F.................................................     --      --     6.3     7.0     0.1
Customer G.................................................   10.6    12.5     5.9     7.6     1.6
Customer H.................................................     --     9.6     5.2     5.4     2.8
Customer I*................................................   20.0    10.6     3.6     3.1     0.5
Customer J.................................................     --     1.2     3.9     1.7     9.5
Others.....................................................   15.4    11.5    11.1    11.5    22.0
                                                             -----   -----   -----   -----   -----
                                                             100.0%  100.0%  100.0%  100.0%  100.0%
                                                             =====   =====   =====   =====   =====

---------------

* ST affiliate

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

20. SHARE OPTIONS AND INCENTIVE PLANS

(A) EMPLOYEES' SHARE OWNERSHIP SCHEME

     Effective April 1998, the Company adopted the ST Assembly Test Services Employees' Share Ownership Scheme (the "Ownership Scheme"). The Scheme is administered by a committee nominated by the directors and provides for the grant of options to employees and directors of the Company and certain of its affiliates. The exercise period of the options was 30 days and the subscription price for each share which may be purchased upon exercise of the options was determined by the committee but could not be less than the par value. The subscription price was payable in installments, the first installment of 5% of the subscription price being payable upon exercise of the option, the second installment of 95% of the subscription price being payable over a period between the second and fifth years following the date the option was granted, however, such cumulative second installment due could be deferred and payable at each successive anniversary date but was not due until ten years after the date of grant of the option.

     Where employees fail to pay the second installment within ten years of the date of grant of the option, the employees are required to sell their shares to an ST affiliate at the greater of 5% of the market value of the shares, as determined by the committee, or 5% of the net asset value of the shares. Employees leaving the employment of the Company are entitled to retain those shares which had been fully paid for, while shares not fully paid for are either required to be sold to the ST affiliate or, in certain circumstances, are allowed to be fully paid. Shares which are not fully paid for cannot be sold.

     In May 1998, options to subscribe for 12,916,000 ordinary shares of Singapore dollars S$0.25 each at a subscription price of Singapore dollars S$0.42 were granted to employees of the Company, its subsidiary, ST and related corporations of ST under the Ownership Scheme. The fair value of each option at the date of grant was estimated to be $0.31. Options in respect of 12,174,000 ordinary shares were exercised. The shares were issued in June 1998.

     In November 1998, options to subscribe for 8,961,000 ordinary shares of Singapore dollars S$0.25 each at a subscription price of Singapore dollars S$0.25 were granted to employees of the Company, its subsidiary, ST and related corporations of ST under the Ownership Scheme. The fair value of each option at the date of grant was estimated to be $0.41. Options in respect of 8,600,000 ordinary shares were exercised. The shares were issued in January 1999.

     In May 1999, options to subscribe for 8,397,200 ordinary shares of Singapore dollars S$0.25 each at a subscription price of Singapore dollars S$0.25 each were granted to employees of the Company, its subsidiary, ST and related corporations of ST under the Ownership Scheme. The fair value of each option at the date of grant was estimated to be $0.51. Options in respect of 7,371,600 were exercised. The shares were issued in July 1999.

     The Ownership Scheme is accounted for in accordance with variable plan accounting under Accounting Principles Board Opinion ("APB") No. 25. Compensation cost for shares granted under the Ownership Scheme is recorded as compensation expense over the requisite vesting period, with the unvested shares reflected as unearned compensation in a separate component of shareholders' equity based on the current market price of the shares at the end of the relevant period. The Company determines the fair market values of ordinary shares underlying each option grant based on the income approach and the market approach. The income approach indicates the fair market value of the common stock of a business based on the value of the cash flows that the business can be expected to generate in the future. The market approach indicates the fair market value of the ordinary shares based on a comparison of the Company to comparable publicly traded companies, comparable transactions in its industry, and prior transactions.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

20. SHARE OPTIONS AND INCENTIVE PLANS -- (CONTINUED)
     Total compensation expense recognized for stock-based compensation under the Ownership Scheme for the year ended December 31, 1998 and for the nine months ended September 30, 1998 and 1999 were $384, $179 and $8,395 respectively.

     Information for the year ended December 31, 1998 and nine months ended September 30, 1998 and 1999 is as follows:

                                                              FOR THE YEAR
                                                                 ENDED        FOR THE NINE MONTHS
                                                              DECEMBER 31,    ENDED SEPTEMBER 30,
                                                              ------------    --------------------
                                                                  1998          1998        1999
                                                              ------------    --------    --------
Shares outstanding at beginning of period (in thousands)....         --            --      20,774
Shares granted during period (in thousands).................     20,774        12,174       7,372
Shares outstanding at period end (in thousands).............     20,774        12,174      28,146
Weighted average grant date fair value of options...........    $  0.30       $  0.24     $  0.47

(B) SHARE OPTION PLAN

     Effective May 1999, the Company adopted the ST Assembly Test Services Ltd Share Option Plan 1999 (the "Option Plan") which provides for a maximum of 85 million shares (subject to adjustment under the plan) to be reserved for option grants. Options granted under the plan may include non-statutory options as well as incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

     The plan is administered by a committee appointed by the directors. Employees, outside directors and consultants are eligible for the grant of options except for (i) employees of affiliates, and outside directors and consultants, who are not eligible for the grant of incentive stock options; and
(ii) employees, outside directors and consultants of affiliates resident in the United States, who are not eligible for the grant of options.

     The exercise price of an incentive stock option is the fair market value of the shares at the date of the grant. The exercise price of non-statutory options cannot be less than 85% of the fair market value of the shares at the date of the grant. In certain circumstances, the exercise price may be higher than the fair market value but in no event will the exercise price be below the par value of the share.

     Option periods may not exceed 10 years from the date of grant. Upon leaving the employment of the Company, outstanding options remain exercisable for a specified period.

     In June 1999, the Company granted options to subscribe for 1,570,400 shares at an exercise price of Singapore dollars S$0.25. The options vest over five years and expire on dates ranging from June 12, 1999 to June 11, 2009. The fair value of each option at the date of grant was estimated to be $0.49. 1,533,400 options were outstanding as of September 30, 1999.

     The Option Plan is accounted for in accordance with fixed-plan accounting under APB No. 25. Compensation cost for shares granted under the Option Plan is recorded as compensation expense over the requisite vesting period, with the unvested shares reflected as unearned compensation in a separate

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

20. SHARE OPTIONS AND INCENTIVE PLANS -- (CONTINUED) component of shareholders' equity based on the market price of the shares at the date of grant. Total compensation expense recognized for the nine months ended September 30, 1999 totalled $61.

(C) IMPACT OF APPLYING FAIR VALUE BASED METHOD

     The fair value of option grants under the Ownership Scheme is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions used: dividend yield; 0.0% for all years; risk-free interest rate of 5.71% for May 1998 option grant, 4.84% for November 1998 option grant and 5.57% for May 1999 option grant; expected volatility of 61.1% for May 1998 option grant, 92.3% for November 1998 option grant and 78.6% for May 1999 option grant; and an expected life of ten years respectively.

     The fair value of option grants under the Option Plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0.0% for all years; risk-free interest rate of 5.9%; expected volatility of 77.3%; and an expected life of ten years respectively.

     Had the Company determined compensation for the Ownership Scheme and the Option Plan under Statement of Financial Accounting Standards No. 123, the Company's net income (loss) would have been reduced or increased to the pro forma amounts indicated below:

                                                               FOR THE YEAR
                                                                  ENDED        FOR THE NINE MONTHS
                                                               DECEMBER 31,    ENDED SEPTEMBER 30,
                                                               ------------    --------------------
                                                                   1998         1998        1999
                                                               ------------    -------    ---------
Net income (loss):
  As reported..............................................       $1,124        $ 397      $ 8,486
  Pro forma................................................          999          507       16,601
Basic net income (loss) per share:
  As reported..............................................           --           --      $  0.01
  Pro forma................................................           --         0.01      $  0.21
Diluted net income (loss) per share:
  As reported..............................................           --           --      $  0.01
  Pro forma................................................           --         0.01      $  0.21

21. RELATED PARTY TRANSACTIONS

     ST is a multi-national conglomerate headquartered in Singapore which has five principal business groups: engineering, technology, infrastructure, property and financial services. ST is in turn 100%-owned by Temasek Holdings (Private) Limited ("Temasek"). Temasek is a holding company through which the corporate investments of the government of Singapore are held. The Company is in the semiconductor division of the ST Group which specializes in design, manufacture, assembly and testing of semiconductors. ST Companies, including Chartered Semiconductor Manufacturing Ltd engage in transactions with the Company in the normal course of their respective businesses.

     The building of the Company is built on land held on a long-term operating lease from a statutory board of the government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is subject to annual revision, with the increase capped at 4% per annum.

     In 1997, the Company subleased office premises to TriTech Microelectronics Ltd ("TriTech"), an ST affiliate and a fabless designer of semiconductor products, at a monthly receivable of $49 subject to annual

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

21. RELATED PARTY TRANSACTIONS -- (CONTINUED) revision. On July 2, 1999, TriTech was placed under judicial management. Rental income for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1998 and 1999 was $332, $810, $657 and $457, respectively.

     TriTech was previously a major customer of the Company. The sales to TriTech were made on substantially the same terms as those available to third parties for similar products and volumes committed. The Company has not made sales to TriTech since it was placed under judicial management.

     The building contract of $38,000 was awarded to an ST affiliate. The construction of the building was completed in August 1997.

     ST also provides management and corporate services to the Company. Management fees and expenses incurred on behalf of, or allocated to, the Company by ST are charged to the Company under a service agreement pursuant to which ST provides corporate support services to the Company. The service agreement provides for the payment of an annual management fee computed based on certain percentages of capital employed, revenue, manpower and payroll.

     ST provides short-term financing for the Company (generally on a 3 to 6 months renewable basis) using its cost competitive corporate banking advantage in the banking community.

     Advances to and from ST bear interest at rates comparable to rates offered by commercial banks in Singapore. The Company also participates with ST in a cash management program managed by a bank. Under the program, cash balances are pooled and daily cash surpluses or shortfalls may, on a short-term basis, be lent to or borrowed from other ST affiliates participating in the arrangement at prevailing inter-bank rates.

     Certain general and administrative expenses of Singapore Technologies Assembly and Test Services, Inc., our subsidiary, are borne and recharged to the Company by Chartered Semiconductor Manufacturing Inc., a United States incorporated affiliate of ST. These expenses amounted $2,229 and $1,020 for 1997 and 1998 respectively, and $630 and $972 for the nine months ended September 30, 1998 and September 30, 1999, respectively.

     The Company had the following significant transactions with ST and ST affiliates:

                                                                                       FOR THE NINE MONTHS
                                                    FOR THE YEAR ENDED DECEMBER 31,    ENDED SEPTEMBER 30,
                                                   ---------------------------------   -------------------
                                                     1996        1997        1998        1998       1999
                                                   ---------   ---------   ---------   --------   --------
ST --
  Management fees expense........................   $   493     $   897     $ 1,066    $ 1,463    $ 1,898
  Interest expense...............................       636       4,254       4,747      4,747         --
ST affiliates --
  Net revenues...................................    14,341      21,535      28,048     19,802     22,890
  Property, plant and equipment sold.............        --          --         190        190         --
  Purchase of property, plant and equipment......     9,319      38,438       1,207        781        160
  Interest income................................        94           5          --         --        433
  Interest expense...............................        --           5       1,867      1,205      1,047
  Rental income..................................        --         332         810        657        457
  General and administrative expenses............        --       2,229       1,020        630        972
                                                    =======     =======     =======    =======    =======

     The interest payable to ST during the year ended December 31, 1997 includes interest capitalized in property, plant and equipment during the year.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

21. RELATED PARTY TRANSACTIONS -- (CONTINUED)
     As of December 31, 1997 and 1998 and September 30, 1998 and 1999, there were the following amounts owing by (to) affiliates:

                                                                               FOR THE NINE MONTHS
                                                             DECEMBER 31,         SEPTEMBER 30,
                                                          ------------------   --------------------
                                                            1997      1998       1998        1999
                                                          --------   -------   ---------   --------
Amounts due from ST affiliates
  Accounts receivable, net of allowance for doubtful
     accounts...........................................  $  3,367   $ 5,957   $  2,341    $ 6,031
  Others................................................       692       336        551        499
                                                          --------   -------   --------    -------
                                                          $  4,059   $ 6,293   $  2,892    $ 6,530
                                                          ========   =======   ========    =======
Amounts due to ST
  Other payables........................................  $    728   $ 2,625   $  3,571    $ 3,620
Amounts due to ST affiliates
  Accounts payable......................................       143        33         48         65
  Other payables........................................     2,002     1,653      1,485      1,612
                                                          --------   -------   --------    -------
                                                          $  2,873   $ 4,311   $  5,104    $ 5,297
                                                          ========   =======   ========    =======
Loans from ST
  Short-term debt.......................................  $130,165   $    --   $     --    $    --
Loans from ST affiliate
  Short-term debt.......................................  $     --   $25,000   $ 25,000    $25,000
                                                          ========   =======   ========    =======

22. COMMITMENTS AND CONTINGENCIES

(A) LEASES

     The Company has leased land for a 30-year period commencing March 1, 1996 and renewable for a further 30 years subject to the fulfillment of certain conditions. The annual rent is currently fixed at $594. The rent is subject to annual revision with the increase capped at 4% per annum. Operating lease rental expense for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999 was $785, $962, $771, $599 and $446,
respectively.

     In October 1998 and June 1999, the Company leased certain plant and equipment under operating leases. These leases expire in 2001. Operating lease rental expenses in respect of these leases for the year ended December 31, 1998 and the nine months ended September 30, 1999 were $270 and $1,057, respectively.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

22. COMMITMENTS AND CONTINGENCIES -- (CONTINUED)
     Future minimum lease payments under non-cancelable operating leases of factory land and plant and equipment as of December 31, 1998 and September 30, 1999 were:

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1998           1999
                                                              ------------   -------------
Payable in year ending December 31,
  1999......................................................    $ 2,159         $   533
  2000......................................................      2,159           2,138
  2001......................................................      1,614           1,593
  2002......................................................        610             592
  2003......................................................        610             592
  2004......................................................        610             592
  Thereafter................................................     12,962          12,579
                                                                -------         -------
                                                                $20,724          18,619
                                                                =======         =======

(B) TECHNOLOGY ARRANGEMENTS

     As is typical of the semiconductor industry, the Company may in the future receive notices from third parties asserting patent rights, copyrights or other rights covering the Company's designs or processes.

     On October 18, 1996, the Company acquired patent rights from Motorola Inc. ("Motorola") to use technology in making ball grid array packages ("BGA"). Under the agreement, the Company is required to pay Motorola a royalty based on the number of pads used on each BGA package. The agreement expires on December 31, 2002 and the Company has the option to renew the agreement subject to possible amendment of the provisions thereof. Total expense recorded under the agreement for the year ended December 31, 1998, and the nine months ended September 30, 1999, was $134, and $567, respectively. No expense was recorded under the agreement for the years ended December 31, 1996 and 1997 and the nine months ended September 30, 1998.

     The Company may obtain other suitable patent rights in the future relating to current or future technologies. There can be no assurance that the Company will always be able to obtain such future patents on favorable commercial terms.

(C) CAPITAL COMMITMENTS

     As of December 31, 1997 and 1998 and September 30, 1998 and 1999, there were the following capital commitments:

                                                                DECEMBER 31,      SEPTEMBER 30,
                                                              ----------------   ---------------
                                                               1997     1998      1998     1999
                                                              ------   -------   ------   ------
Building, mechanical and electrical installation............  $2,096   $ 1,293       --      260
Purchase of plant and machinery.............................  $   --   $12,964   33,107   51,144
                                                              ======   =======   ======   ======

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

22. COMMITMENTS AND CONTINGENCIES -- (CONTINUED)
(D) FOREIGN CURRENCY CONTRACTS

     The Company had the following notional amounts of forward foreign currency contracts as of December 31, 1997 and 1998 and September 30, 1998 and 1999:

                                                                DECEMBER 31,     SEPTEMBER 30,
                                                                ------------    ---------------
                                                                1997    1998    1998     1999
                                                                ----    ----    ----    -------
Forward foreign currency contracts..........................     $--     $--     $--    $52,625
                                                                 ==      ==      ==     =======

     The Company has only limited involvement with derivative financial instruments and does not use them for trading. The Company has used a forward foreign currency swap contract to hedge a Singapore dollar dominated long-term debt to US dollars. The payment terms of the foreign currency swap contract match the principal repayments of the long-term debt, as described in Note 13. The Company incurs an annual financing charge of 1.7% of the principal amount of the loan outstanding under this hedging transaction. The Company has not used any other derivative financial instrument. The Company is exposed to credit loss in the extent of non-performance by the forward foreign currency swap contract counterparty. The Company anticipates, however, that the counterparty will be able to fully satisfy its obligations under the contract. The Company has not obtained collateral or other security to support the financial instrument but monitors the credit standing of the counterparty.

23. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate methodologies; however, considerable judgement is required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.

     The methods and assumptions used to estimate the fair value of significant classes of financial instruments is set forth below:

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are due on demand or carry a maturity date of less than three months when purchased. The carrying amount of these financial instruments is a reasonable estimate of fair value.

BANK OVERDRAFTS

     Bank overdrafts are due on demand and have interest rates that reflect currently available terms and conditions for similar borrowings. The carrying amount of this debt is a reasonable estimate of fair value.

SHORT-TERM DEBT

     Short-term debt has variable rates that reflect currently available terms and conditions for similar borrowings. The carrying amount of this debt is a reasonable estimate of fair value.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

23. FAIR VALUE OF FINANCIAL INSTRUMENTS -- (CONTINUED)
LONG-TERM DEBT

     The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities.

FOREIGN CURRENCY CONTRACTS

     The fair value is estimated by reference to market quotations for foreign currency contracts with similar terms adjusted where necessary for maturity differences.

LIMITATIONS

     Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                              AS OF                  AS OF                  AS OF                  AS OF
                           DECEMBER 31,           DECEMBER 31,          SEPTEMBER 30,          SEPTEMBER 30,
                               1997                   1998                   1998                   1999
                       --------------------   --------------------   --------------------   --------------------
                                  ESTIMATED              ESTIMATED              ESTIMATED              ESTIMATED
                       CARRYING     FAIR      CARRYING     FAIR      CARRYING     FAIR      CARRYING     FAIR
                        AMOUNT      VALUE      AMOUNT      VALUE      AMOUNT      VALUE      AMOUNT      VALUE
                       --------   ---------   --------   ---------   --------   ---------   --------   ---------
FINANCIAL ASSETS:
Cash and cash
  equivalents........  $  1,051   $  1,051    $12,692     $12,692    $12,511    $ 12,511    $16,716     $16,716
FINANCIAL
  LIABILITIES:
Bank overdrafts......     2,975      2,975         --          --         --          --         --          --
Short-term debt......   130,165    130,165     50,000      50,000     50,000      50,000     50,000      50,000
Long-term debt.......        --         --     54,282      54,282     52,653      52,653     52,625      53,095
DERIVATIVES:
Gain on foreign
  currency
  contracts..........        --         --         --          --         --          --        680       1,150

24. RECENT CHANGES IN US GAAP

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

25. SUBSEQUENT EVENTS

     Subsequent to September 30, 1999, the Company terminated the Ownership Scheme. Under the terms of the termination, the Company received proceeds from participants amounting to approximately $2,961 to fully pay up the remaining second installment of 95% of the subscription price for 17,407,695 ordinary shares issued under the Ownership Scheme. The remaining 9,605,505 partly paid ordinary shares in issue under the Ownership Scheme were bought back from the employees by the Company at a total cash consideration of approximately $104. Also, as part of the consideration for the buy back, under the

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY

25. SUBSEQUENT EVENTS -- (CONTINUED)
terms of the termination, such employees were granted new options to subscribe for 6,385,450 ordinary shares, at an exercise price of Singapore dollars S$0.42 each, and 3,220,055 ordinary shares, at an exercise price of Singapore dollars S$0.25 each, under the Option Plan. These new options have the same exercise price as the original partly paid shares. Of such options, 7,214,305 vested at the grant date, with the remaining 2,391,200 options vesting over a period of two years. Also at this time, the Company purchased 1,112,400 partly paid shares held by a subsidiary of ST for a cash consideration of $12.

     Total compensation expense recognized subsequent to September 30, 1999 up to the effective date of termination for shares issued under the Ownership Scheme amounted to $957. At the effective date of termination, the total unearned compensation brought forward in relation to the Ownership Scheme amounted to $17,474. The termination of the Ownership Scheme, together with the issue of the new options results in the realization of a non-cash stock-based compensation charge of approximately $15,743 and the remaining unearned compensation of $1,731 will be recorded as compensation expense over the two year option vesting period.

     In November 1999 the company granted options to subscribe for 7,663,800 shares at an exercise price based on the higher of Singapore dollars S$2.00 or the offer price per share under the prospective initial public offering. The options vest over five years and expire on November 22, 2009.

                                                                         ANNEX A

                           THE REPUBLIC OF SINGAPORE

     The information in this section has been extracted from published sources and has not been independently verified by the Company.

THE COUNTRY

     The Republic of Singapore is an island city-state in Southeast Asia, on the southern tip of the Malay Peninsula with a total land area of approximately
647.8 sq. km. Singapore's population was 3,865,600 as at 1999, of which approximately 77.0% were Chinese, 14.0% were Malays, 7.6% were Indian and 1.4% were of other ethnicities. The official languages of Singapore are Malay, Mandarin, Tamil and English. The national language remains Malay, but English is the language of administration and the predominant language of commerce. The population has a literacy rate of approximately 93%.

     Singapore was established as a trading station by Sir Thomas Stamford Raffles of the East India Company in 1819. In 1826, Singapore, along with Penang and Malacca, became a British Crown Colony under the name of "Straits Settlements". Following World War II, Singapore became a separate Crown Colony while Penang and Malacca were incorporated into the Federation of Malaya. In June 1959, Singapore became a self-governing democracy within the British Commonwealth and in June 1963, joined the Federation of Malaya, Sarawak and North Borneo to form Malaysia. Singapore became a sovereign, independent nation on August 9, 1965 after separating from Malaysia.

     Singapore is a republic with a parliamentary system of government. It maintains close ties with other Southeast Asian countries, through bilateral relationships and through its membership in the economic and political consortium known as the Association of Southeast Asian Nations ("ASEAN"). Singapore enjoys fundamentally sound relations with the United States, the People's Republic of China, Japan and Western European nations. Through bilateral visits and participation in the British Commonwealth and other international forums, Singapore maintains ties with numerous developing nations. Closer relations between Singapore and Russia and other Eastern European countries are also being developed. Singapore is a member of the United Nations and other international organizations, including the International Monetary Fund, the International Bank for Reconstruction and Development, the Asian Development Bank, the Asia-Pacific Economic Cooperation ("APEC") and the British Commonwealth. Singapore is a signatory to the General Agreement on Tariffs and Trade and a member of the World Trade Organization.

THE ECONOMY

     Singapore has an urban economy whose largest sectors are manufacturing, finance and trade. Its economy is heavily dependent on exports, which were the equivalent of approximately 130% of Gross Domestic Product ("GDP") at current market prices in 1998. Singapore does not have any significant natural resources, other than its deep water harbor. However, its strategic geographical location, together with a well developed infrastructure and political stability, have made it an international business and financial center. With a 1999 per capita GDP of S$38,170 living standards in Singapore are among the highest in Asia.

     In 1990, Singapore adopted a tight monetary policy. This caused slower growth and led to weaker external demand. As a result, GDP growth slowed and bottomed out in 1992 at 6.2%. Due to the growth in external trade, the US economic recovery and expansion in East Asia, Singapore's GDP grew at a rate of 10.4% in 1993 and 10.5% in 1994 (at 1990 market prices). Growth in the manufacturing and financial and business service sectors spurred growth in 1993 and 1994. However, due to a decline in exports caused by a slowdown in the global electronics industry and the effects of the economic crisis in Southeast Asia beginning in the second half of 1997, Singapore's growth rate declined to 6.9% in 1996 and 7.8% in 1997 (at 1990 market prices).

     The currencies of several of Singapore's neighboring countries in East and Southeast Asia experienced substantial depreciation and volatility in the second half of 1997. Economic growth rates slowed or contracted for many countries in the region. To date, the economic developments in the region have adversely affected the Singapore economy, although to a lesser extent than most other East and Southeast Asian countries. GDP growth continued to decline in 1998, declining to 1.5% (at 1990 market prices). The Government proposed new measures in its budget plan and announced that it will undertake reforms to accelerate development of the financial sector in Singapore. GDP growth rate has accelerated to 6.7% in the nine months ended September 30, 1999.

     The following table sets forth certain key economic indicators of the Singapore economy for the periods indicated.

                                    1993     1994      1995      1996      1997      1998     1999(1)
                                   ------   -------   -------   -------   -------   -------   -------
GDP at 1990 market prices
(S$m)............................  85,387    94,368   102,531   109,573   118,078   121,112    32,401
  % change from prior year.......    10.4%     10.5%      8.7%      6.9%      7.8%      1.5%      6.7%
GDP at current price (S$m).......  94,318   188,217   120,704   130,775   143,014   141,216    32,400
  % change from prior year.......    16.5%     14.7%     11.5%      8.3%      9.4%       --       6.7%
Per capita GDP (S$)..............  28,937    32,174    34,810    36,206    38,273    36,532    38,170
Consumer Price Index (%
  change)........................     2.3%      3.1%      1.7%      1.4%      2.0%     -0.3%      0.9%
Unemployment.....................     1.9%      2.0%      2.0%      2.0%      1.8%      4.6%      4.0%
Total demand (% change)..........    14.4%     15.4%     12.7%      8.3%      7.8%     -4.7%      9.4%
Domestic demand (% change).......    12.8%      3.2%      8.8%     10.5%      9.9%     -4.2%     13.4%
External demand (% change).......    15.0%     20.9%     14.3%      7.5%      7.0%     -4.9%      7.9%

---------------

(1) Through third quarter ended September 30, 1999.
Sources: Economic Survey of Singapore, 1993, 1994, 1995, 1996, 1997, 1998 and
         Third Quarter 1999; Monetary Authority of Singapore, 1997 Annual Report; Singapore Department of Statistics.

                                                                         ANNEX B

                       THE SECURITIES MARKET OF SINGAPORE

     The information in this section has been extracted from published sources and has not been independently verified by the Company.

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED OR SGX-ST

     The Stock Exchange of Singapore Limited or SES was incorporated on May 24, 1973. The Government of Singapore demutualized the SES and merged it with the Singapore International Monetary Exchange effective December 1, 1999, following which the SES was renamed the Singapore Exchange Securities Trading Limited or SGX-ST. The SGX-ST is the only securities exchange in Singapore and is the leading organized market for debt and equity securities of Singapore companies. The main trading facility of the SGX-ST is known as the Main Board. The SGX-ST also operates the Stock Exchange of Singapore Dealing and Automated Quotation System ("SESDAQ"). Trading on the SGX-ST is effected on a computerized quotation system known as the Central Limit Order Book ("CLOB") Trading System. Trades on the SGX-ST are generally settled seven calendar days after the transaction date.

     As of January 1, 1999, the then Stock Exchange of Singapore Limited had a membership of 33 stockbroking firms, 26 of which are domestic member firms and seven of which are international members. The SGX-ST currently has a governing committee composed of four elected stockbroking members and five members who are appointed by the elected members, with the approval of the Monetary Authority of Singapore ("MAS"), to represent interests outside the stockbroking community. The SGX-ST's rules have been instituted with the approval of the Minister of Finance, and its policies and operations are subject to MAS supervision.

     The following table sets forth, for the periods indicated, certain information with respect to the then Stock Exchange of Singapore Limited.

                                                      1993      1994      1995      1996      1997      1998
                                                     -------   -------   -------   -------   -------   -------
Total capitalization(1) (S$ million)...............  235,469   256,124   282,551   255,862   329,268   263,168
Annual trading value(2) (S$ million)...............  127,797   123,520    92,636    86,776   110,456    96,986
Annual trading volume(2) (million shares)..........   66,398    45,540    37,696    30,516    47,146    69,656
Number of listed companies (SES Main Board)........      205       209       248       266       294       307

---------------

(1) SES Mainboard.
(2) Includes CLOB International, excludes SESDAQ.
Source: SES Journal, January 1994 - January 1999.

MARKET INDICES

     There are many published indices which track the performances of securities listed on the Main Board. The most commonly used index is the Straits Times Industrial Index ("STI"). The STI is a capitalization-weighted index of 55 companies comprising of 62 stocks of which 7 are foreign stocks traded on the SGX-ST. Another index used to measure the performance of the SGX-ST Main Board is the SGX-ST All Share Index. The SGX-ST All Share Index is a capitalization-weighted index of all stocks traded on the Main Board, and is designed to provide a measure of the overall price movement in the stock market. The index was developed with a base value of 100 as of January 2, 1975.

     The following table set forth the high close, low close and year-end levels of the STI and the then SES All Share Index for each of the periods indicated.

                                              STI                                 SES ALL SHARE INDEX
                           -----------------------------------------   -----------------------------------------
                           HIGH CLOSE   LOW CLOSE   PERIOD END CLOSE   HIGH CLOSE   LOW CLOSE   PERIOD END CLOSE
                           ----------   ---------   ----------------   ----------   ---------   ----------------
Year
1993.....................   2,086.73    1,231.24        2,086.73         628.66      394.24          628.66
1994.....................   2,137.99    1,659.76        1,853.98         641.61      506.84          533.57
1995.....................   1,917.93    1,584.51        1,917.17         558.94      472.90          555.39
1996.....................   2,163.11    1,790.94        1,991.68         610.37      503.78          536.12
1997.....................   2,129.81    1,382.07        1,507.65         573.03      380.78          425.94
1998.....................   1,553.75      805.04        1,392.73         437.98      253.20          382.51

---------------

Source: Bloomberg.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                          153,000,000 ORDINARY SHARES

             DIRECTLY OR IN THE FORM OF AMERICAN DEPOSITARY SHARES

                         ST ASSEMBLY TEST SERVICES LTD

                                   STATS LOGO

                                  ------------
                                   PROSPECTUS

                                            , 2000

                                  ------------

                              SALOMON SMITH BARNEY

                                   CHASE H&Q

                                    SG COWEN

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following are the estimated expenses, other than the underwriting discounts and commissions, expected to be incurred in connection with the issuance and distribution of the securities registered under this registration statement:


Securities and Exchange Commission Registration Fee.........  $  103,224
Nasdaq National Market Listing Fee..........................  $   78,875
SGX-ST Listing Fee..........................................  $   11,765
NASD Filing Fee.............................................  $   30,500
Blue Sky Fees and Expenses..................................  $   25,000
Printing and Engraving Expenses.............................  $  250,000
Legal Fees and Expenses.....................................  $  950,000
Accounting Fees and Expenses................................  $  550,000
Transfer Agent's Fees and Expenses..........................  $   25,000
Miscellaneous...............................................  $  175,636
                                                              ----------
  Total.....................................................  $2,200,000
                                                              ==========


     All amounts are estimated except the Securities and Exchange Commission registration fee.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our Articles of Association provide that all of our directors, secretaries and other officers shall be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred by them in the execution and discharge of their duties or in relation thereto, including any liabilities incurred by them in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by them as a director, secretary or other officer of our company, as applicable, and in which judgment is given in their favor (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on their part) or in which they are acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to them by the court. Our Articles of Association further provide that none of our directors, secretaries or other officers shall be liable:

     - for the acts, receipts, neglects or defaults of any other director or officer;

     - for joining in any receipt or other act for conformity;

     - for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of our directors for or on behalf of our company;

     - for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested;

     - for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left; or

     - for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of their office or in relation thereto unless the same shall happen through their own negligence, willful default, breach of duty or breach of trust.

     The indemnification provisions in our Articles of Association provide for indemnification of our officers and directors to the maximum extent permitted under the Companies Act (Chapter 50) of Singapore.

     The form of underwriting agreements to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of our company and our officers and directors.

     We maintain an insurance policy providing indemnification for certain of our directors and officers against certain liabilities incurred as a result of actions taken in their official capacity. We intend to enter into an indemnification agreement with each of our directors and certain of our officers pursuant to which we will indemnify each of them for certain liabilities, including any liability arising out of this registration statement.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, we have issued the following securities. With respect to the benefit plan participants, the dates provided reflect the dates the ordinary shares were issued, and not the dates the offer to subscribe for such shares were made, and the consideration column lists the total consideration due with respect to the partly-paid shares being issued:

                                                                    NUMBER OF
                 PURCHASER                    DATE OF ISSUANCE   ORDINARY SHARES     CONSIDERATION S$
                 ---------                    ----------------   ---------------     ----------------
Singapore Technologies Pte Ltd..............  January 31, 1996      75,000,000(3)       18,750,000(1)
Singapore Technologies Semiconductors
  Pte Ltd...................................  January 31, 1996      45,000,000(3)       11,250,000(1)
EDB Investments Pte Ltd.....................  January 31, 1996      60,000,000(3)       15,000,000(1)
Seiko Epson Corporation.....................  January 31, 1996       8,000,000(3)        2,000,000(1)
Singapore Technologies Pte Ltd..............    March 31, 1998     160,869,564(3)       40,217,391(1)
Singapore Technologies Semiconductors Pte
  Ltd.......................................    March 31, 1998     108,695,652(3)       27,173,913(1)
EDB Investments Pte Ltd.....................    March 31, 1998     130,434,784(3)       32,608,696(1)
1997 Benefit Plan Participants..............     June 30, 1998      12,174,000           5,113,080(2)
1997 Benefit Plan Participants..............  January 15, 1999       8,600,000           2,150,000(2)
1997 Benefit Plan Participants..............      July 8, 1999       7,371,600           1,842,900(2)

                                                                     NUMBER OF
                                                                      ORDINARY
                                                                       SHARES         AGGREGATE
                                                                     UNDERLYING     EXERCISE PRICE
                    GRANTEE                         DATE OF GRANT      GRANT             (S$)
                    -------                       -----------------  ----------     --------------
1999 Benefit Plan Participants..................      June 12, 1999  1,563,400(4)        390,850(2)
1999 Benefit Plan Participants..................  November 22, 1999  7,601,000(4)     15,202,000(5)

---------------

(1) We believe that the subject issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act.
(2) We believe that the subject issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or on Rule 701 under the Securities Act regarding transactions not involving a public offering.
(3) Number of ordinary shares adjusted to take effect of the subdivision of the authorized share capital of 300,000,000 ordinary shares of Singapore dollars S$1.00 each into 1,200,000,000 ordinary shares of Singapore dollars S$0.25 each on April 30, 1998.
(4) Represents issued but unexercised share options.
(5) The data assumes an exercise price of S$2.00 per share. However, the exercise price is actually the higher of S$2.00 or the initial public
    offering price. The aggregate exercise price is S$     if the exercise price
    is the initial public offering price.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.  Attached hereto are the following exhibits:


NUMBER                     DESCRIPTION OF EXHIBIT
------                     ----------------------
   1.1  Form of U.S. Underwriting Agreement.
   1.2  Form of International Underwriting Agreement.
   1.3  Form of Singapore Management and Underwriting Agreement.
  *3.1  Memorandum and Form of New Articles of Association of the
        Company.
  *4.1  Form of specimen certificate representing the Company's ordinary shares.
 **4.2  Form of deposit agreement among the Company, Citibank, N.A., as Depositary, and the holders from time to time of ADRs
        issued thereunder (including the Form of ADR).
  *5.1  Form of opinion of Allen & Gledhill as to the validity of the Shares.
  *8.1  Opinion of Shearman & Sterling, as to certain United States tax matters.
  *8.2  Form of opinion of Allen & Gledhill as to certain Singapore tax matters (included as a part of Exhibit 5.1).
 *10.1  ST Group Management & Support Services Agreement dated
        December 27, 1999 by and between Singapore Technologies Pte
        Ltd and the Registrant.
 *10.2  Loan Agreement dated June 5, 1998 by and between the
        Economic Development Board and the Registrant.
 *10.3  Confirmation of Loan Agreement dated May 12, 1999 by and between ST Treasury Services Ltd and the Registrant.
 *10.4  Lease Agreement dated November 18, 1996 by and between the
        Housing and Development Board and the Registrant.
 +10.5  Immunity Agreement dated October 18, 1996 by and between
        Motorola Inc. and the Registrant.
 *10.6  Loan Agreement dated November 16, 1999 by and between
        Citibank, N.A., Singapore Branch and the Registrant.
 *21.1  Subsidiary of ST Assembly Test Services Ltd.
 *23.1  Consent of Shearman & Sterling (included as a part of
        Exhibit 8.1).
 *23.2  Consent of Allen & Gledhill (included as part of Exhibit
        5.1).
  23.3  Consent of KPMG, independent accountants.
 *24.1  Powers of attorney of the Company (included on page II-6 hereof).


---------------


  * Previously filed.


  + Confidential treatment has been requested. Confidential material has been redacted and has been separately filed with the Securities and Exchange Commission.


 ** Incorporated by reference to Exhibit 4 to the Form F-6 Registration
    Statement filed on behalf of the Company with the Securities and Exchange Commission on January 11, 2000.


     (b)Financial Statement Schedules.

        None.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrants hereby undertake that:

          (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 of this registration statement or otherwise may be permitted, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) The undersigned registrant hereby undertakes to provide the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Republic of Singapore, on January 24, 2000.


                                          ST ASSEMBLY TEST SERVICES LTD

                                          By:       /s/ TAN BOCK SENG
                                            ------------------------------------
                                          Name: Tan Bock Seng
                                          Title: Chairman and Chief Executive
                                          Officer


     Pursuant to the requirements of the Securities Act of 1933, Amendment No. 2 to this registration statement has been signed by the following persons in the following capacities on January 24, 2000.


                       NAME                                                TITLE
                       ----                                                -----
/s/ TAN BOCK SENG                                      Chairman and Chief Executive Officer
---------------------------------------------------
Name: Tan Bock Seng

                        *                              Deputy Chairman
---------------------------------------------------
Name: Lim Ming Seong

                        *                              Director and President
---------------------------------------------------
Name: Lee Joon Chung

                        *                              Director
---------------------------------------------------
Name: Sum Soon Lim

                                                       Director
---------------------------------------------------
Name: Steven Hugh Hamblin

                        *                              Director
---------------------------------------------------
Name: Koh Beng Seng

                        *                              Director
---------------------------------------------------
Name: Liow Voon Kheong

                                                       Director
---------------------------------------------------
Name: Premod Paul Thomas

                        *                              Director
---------------------------------------------------
Name: Charles Richard Wofford

                       NAME                                                TITLE
                       ----                                                -----
                         *                             Chief Financial Officer
---------------------------------------------------
Name: Wong Kok Kit

                         *                             Authorized Representative in the United States
---------------------------------------------------
Name: John McCarvel

*By: /s/ TAN BOCK SENG
-----------------------------------------------
Name: Tan Bock Seng
Title: Attorney-in-fact